As filed with the Securities and Exchange Commission on April 19, 2016

Securities Act File No. 333-195186

Investment Company Act File No. 811-08476

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check Appropriate Box or Boxes)

☒  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐  Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 2

and/or

☒  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒  Amendment No. 26

THE GABELLI MULTIMEDIA TRUST INC.

(Exact Name of Registrant as Specified in Charter)

One Corporate Center Rye, New York 10580-1422

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 422-3554

Bruce N. Alpert

The Gabelli Multimedia Trust Inc.

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name and Address of Agent for Service)

Copies to:

Andrea R. Mango, Esq.	Michael R. Rosella, Esq.
The Gabelli Multimedia Trust Inc.	Paul Hastings LLP
One Corporate Center	75 E. 55th Street
Rye, New York 10580-1422	New York, New York 10022
(914) 921-5100	(212) 318-6800

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☐	When declared effective pursuant to section 8(c).

☒	Immediately upon filing pursuant to no-action relief granted to Registrant on April 18, 2014.

If appropriate, check the following box:

☐	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is .

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities	Amount Being Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock(2)	☐ Shares	$☐
Preferred Stock(2)	☐ Shares	$☐
Subscription Rights to Purchase Common Stock(2)			$☐	$☐
Subscription Rights to Purchase Preferred Stock(2)			$☐	$☐
Total	☐ Shares	$☐	$400 million(3)	$51,520(4)

(1)	Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this registration statement.
(2)	Subject to Note 3 below, there is being registered hereunder an indeterminate principal amount of common stock or preferred stock as may be sold, from time to time, including subscription rights to purchase common stock or preferred stock.
(3)	In no event will the aggregate offering price of all securities offered from time to time pursuant to this Registration Statement exceed $400 million.
(4)	Previously paid in connection with the filing of the initial registration statement for these securities on April 10, 2014 (including an unused registration fee that was previously paid in connection with the filing of registration statements for the Registrant on April 29, 2011 and February 27, 2008).

Base Prospectus dated April 19, 2016

PROSPECTUS

$400,000,000

THE GABELLI MULTIMEDIA TRUST INC.

Common Stock

Preferred Stock

Subscription Rights to Purchase Common Stock

Subscription Rights to Purchase Preferred Stock

Investment Objectives. The Gabelli Multimedia Trust Inc. (the “Fund”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is long-term growth of capital, primarily through investment in a portfolio of common stock and other securities of foreign and domestic companies involved in the telecommunications, media, publishing, and entertainment industries. Income is a secondary objective of the Fund. Gabelli Funds, LLC (the “Investment Adviser”) serves as investment adviser to the Fund. Under normal market conditions, the Fund will invest at least 80% of the value of its assets in common stock and other securities, including convertible securities, preferred stock, options, and warrants of companies in the telecommunications, media, publishing, and entertainment industries (the “80% Policy”). A company will be considered to be in these industries if it derives at least 50% of its revenues or earnings from, or devotes at least 50% of its assets to, the indicated activities or multimedia related activities. The 80% Policy may be changed without shareholder approval. The Fund will provide shareholders with notice at least sixty days prior to the implementation of any change in the 80% Policy. The Fund was organized as a Maryland corporation on March 31, 1994 and commenced its investment operations on November 15, 1994. An investment in the Fund is not appropriate for all investors. No assurances can be given that the Fund’s objectives will be achieved.

We may offer, from time to time, in one or more offerings, our common stock or preferred stock, each having a par value of $0.001 per share, or our subscription rights to purchase our common stock or preferred stock. Shares may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each a “Prospectus Supplement”). You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in our shares.

Our shares may be offered directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The Prospectus Supplement relating to the offering will identify any agents or underwriters involved in the sale of our shares, and will set forth any applicable purchase price, fee, commission, or discount arrangement between us and our agents or underwriters, or among our underwriters, or the basis upon which such amount may be calculated. The Prospectus Supplement relating to any sale of preferred stock will set forth the liquidation preference and information about the dividend period, dividend rate, any call protection or non-call period and other matters. We may not sell any of our shares through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering of our shares. Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “GGT.” Our 6.00% Series B Cumulative Preferred Stock (“Series B Preferred”) is listed on the NYSE under the symbol “GGT PrB.” Our Series C Auction Rate Cumulative Preferred Stock (“Series C Auction Rate Preferred,” and together with Series B Preferred, the “Preferred Stock”) is not listed on a stock exchange. On April 18, 2016, the last reported sale price of our common stock was $7.28 per share. The net asset value of the Fund’s common stock at the close of business on April 18, 2016 was $8.36 per share. Shares of closed-end funds could trade at a discount from net asset value. This creates a risk of loss for an investor purchasing shares in a public offering.

Investing in the Fund’s shares involves risks. See “Risk Factors and Special Considerations” on page 23 for factors that should be considered before investing in shares of the Fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities have not been approved or disapproved by any securities regulatory authority in Canada. This offering will not be made in any province in Canada where it is not permitted by law.

This Prospectus may not be used to consummate sales of shares by us through agents, underwriters, or dealers unless accompanied by a Prospectus Supplement.

This Prospectus sets forth concisely the information about the Fund that a prospective investor should know before investing. You should read this Prospectus, which contains important information about the Fund, before deciding whether to invest in the shares, and retain it for future reference. A Statement of Additional Information (the “SAI”), dated April 19, 2016, containing additional information about the Fund, has been filed with the Securities and Exchange Commission and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the Fund’s Annual and Semiannual Reports, the SAI, the table of contents of which is on page 56 of this Prospectus, request other information about us, and make shareholder inquiries by calling (800) GABELLI (422-3554), or by writing to the Fund, or obtain a copy (and other information regarding the Fund) from the Securities and Exchange Commission’s web site (http://www.sec.gov).

Our shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

You should rely only on the information contained or incorporated by reference in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date of this Prospectus.

PROSPECTUS SUMMARY

This is only a summary of some of the information that is described more fully elsewhere in this Prospectus. This summary may not contain all of the information that you should consider before investing in our shares. You should review the more detailed information contained in this Prospectus and the Statement of Additional Information, dated April 19, 2016 (the “SAI”).

The Fund

The Gabelli Multimedia Trust Inc. is a non-diversified, closed-end management investment company organized as a Maryland corporation on March 31, 1994. Throughout this Prospectus, we refer to The Gabelli Multimedia Trust Inc. as the “Fund,” or as “we.” See “The Fund.”

The Offering

We may offer, from time to time, in one or more offerings, our common or preferred stock, $0.001 par value per share. The shares may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each a “Prospectus Supplement”). We may also offer subscription rights to purchase our common or preferred stock. The offering price per share of our common stock will not be less than the net asset value per share of our common stock at the time we make the offering, exclusive of any underwriting commissions or discounts, provided that transferable rights offerings that meet certain conditions may be offered at a price below the then current net asset value. See “Rights Offerings.” You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in our shares. Our shares may be offered directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters, or dealers. The Prospectus Supplement relating to the offering will identify any agents, underwriters, or dealers involved in the sale of our shares, and will set forth any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters, or among our underwriters, or the basis upon which such amount may be calculated. The Prospectus Supplement relating to any sale of preferred stock will set forth the liquidation preference and information about the dividend period, dividend rate, any call protection or non-call period and other matters. We may not sell any of our shares through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering of our shares. Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “GGT.” Our 6.00% Series B Cumulative Preferred Stock (“Series B Preferred”) is listed on the NYSE under the symbol “GGT PrB.” Our Series C Auction Rate Cumulative Preferred Stock (“Series C Auction Rate Preferred,” together with the Series B Preferred, the “Preferred Stock”) is not listed on a stock exchange. The Fund completed its redemption of its 7.92% Tax Advantaged Cumulative Preferred Stock (the “Series A Preferred”) on April 2, 2003. The Series B Preferred and the Series C Auction Rate Preferred have the same seniority with respect to distributions and liquidation preference. On April 18, 2016, the last reported sale price of our common stock was $7.28. The net asset value of the Fund’s common stock at the close of business on April 18, 2016, was $8.36 per share. As of December 31, 2015, the Fund had outstanding 24,308,212 shares of common stock; 791,014 shares of Series B Preferred and 600 shares of Series C Auction Rate Preferred.

Investment Objectives and Policies

The Fund’s primary investment objective is long-term growth of capital, primarily through investment in a portfolio of common stock and other securities of foreign and domestic companies involved in the telecommunications, media, publishing, and entertainment industries. Income is a secondary objective of the Fund. Under normal market conditions, the Fund will invest at least 80% of the value of its assets in common stock and other securities, including convertible securities, preferred stock, options, and warrants of companies in the telecommunications, media, publishing, and entertainment industries (the “80% Policy”). The Fund may invest in companies of any size market capitalization. The Fund may also invest, without limitation, in foreign securities. The Fund may also invest in securities of companies located in emerging markets.

A company will be considered to be in these industries if it derives at least 50% of its revenues or earnings from, or devotes at least 50% of its assets to, the indicated activities or multimedia related activities. The 80% Policy may be changed without shareholder approval. The Fund will provide shareholders with notice at least sixty days prior to the implementation of any change in the 80% Policy.

No assurance can be given that the Fund’s investment objectives will be achieved. The investment objectives of long-term growth of capital and income are fundamental policies of the Fund. The Fund’s policy of concentration in companies in the communications industries is also a fundamental policy of the Fund. These fundamental policies may not be changed without the approval of the holders of a majority if the Fund’s outstanding voting securities, as defined in the 1940 Act.

Investing in securities of foreign issuers, which generally are denominated in foreign currencies, may involve certain risk and opportunity considerations not typically associated with investing in domestic companies and could cause the Fund to be affected favorably or unfavorably by changes in currency exchange rates and revaluations of currencies. See “Investment Objectives and Policies.”

Common Stock

Currently, 196,750,000 of the Fund’s capital stock, which includes the common stock being registered with this registration statement, have been classified by the Board of Directors of the Fund (the “Board”) or any duly authorized committee thereof as common stock, par value $0.001 per share. Holders of the common stock are entitled to one vote per share held. Holders of the common stock are entitled to share equally in distributions authorized by the Fund’s Board payable to the holders of such shares and in the net assets of the Fund available on liquidation for distribution to holders of such shares. The shares of common stock have noncumulative voting rights and no conversion, preemptive or other subscription rights, and are not redeemable. In the event of liquidation, each share of Fund common stock is entitled to its proportion of the Fund’s assets after payment of debts and expenses and the amounts payable to holders of the Fund’s preferred stock ranking senior to the shares of common stock of the Fund. As of December 31, 2015, the net assets of the Fund attributable to its shares of common stock were $203,274,087. As of December 31, 2015, 24,308,212 shares of common stock of the Fund were outstanding.

Preferred Stock

On March 31, 2003, the Fund completed the placement of $25 million of the Series B Preferred and $25 million of Series C Auction Rate Preferred. The Preferred Stock is senior to the common stock and results in the financial leveraging of the common stock. Such leveraging tends to magnify both the risks and opportunities to common shareholders. Dividends on the Preferred Stock are cumulative. The Fund is required by the 1940 Act and by the articles supplementary classifying and designating the series of Preferred Stock (the “Articles Supplementary”) to meet certain asset coverage tests with respect to the Preferred Stock. If the Fund fails to meet these requirements and does not correct such failure, the Fund may be required to redeem, in part or in full, the Preferred Stock. For the Series B Preferred, the redemption price is $25 per share plus an amount equal to any accumulated but unpaid dividends (whether or not earned or declared) to the redemption date. For the Series C Auction Rate Preferred, the redemption price is $25,000 per share plus an amount equal to any accumulated but unpaid dividends (whether or not earned or declared) to the redemption date. Dividend rates for the Series C Auction Rate Preferred are cumulative at a rate that may be reset every seven days based on the results of an auction, or not in excess of a maximum rate. Additionally, failure to meet the foregoing asset coverage requirements could restrict the Fund’s ability to pay dividends to common shareholders and could lead to sales of portfolio securities at inopportune times. If the Fund has insufficient investment income and gains, all or a portion of the distributions to preferred shareholders would come from the common shareholders’ capital. Such distributions reduce the net assets attributable to common shareholders since the liquidation value of the preferred shareholders is constant.

As of December 31, 2015, the Fund had 791,014 shares of 6% Series B Preferred and 600 shares of Series C Auction Rate Preferred outstanding.

The Fund may issue additional series of preferred stock to leverage its investments. If the Fund’s Board (each member of the Board individually, a “Director”) determines that it may be advantageous to the holders of the Fund’s common stock for the Fund to utilize such leverage, the Fund may issue additional series of preferred stock. Any preferred stock issued by the Fund will pay distributions either at a fixed rate or at rates that will be reset frequently based on short-term interest rates. Leverage creates a greater risk of loss as well as a potential for more gains for the common stock than if leverage were not used. See “Risk Factors and Special Considerations — Leverage Risk.” The Fund may also engage in investment management techniques which will not be considered senior securities if the Fund establishes in a segregated account cash or other liquid securities equal to the Fund’s obligations in respect of such techniques.

Dividends and Distributions

Preferred Stock Distributions. In accordance with the 1940 Act, all preferred stock of the Fund must have the same seniority with respect to distributions. Accordingly, no full distribution will be declared or paid on any series of preferred stock of the Fund for any dividend period, or part thereof, unless full cumulative dividends and distributions due through the most recent dividend payment dates for all series of outstanding preferred stock of the Fund are declared and paid. If full cumulative distributions due have not been declared and made on all outstanding preferred stock of the Fund, any distributions on such preferred stock will be made as nearly pro rata as possible in proportion to the respective amounts of distributions accumulated but unmade on each such series of preferred stock on the relevant dividend payment date.

In the event that for any calendar year the total distributions on shares of the Fund’s preferred stock exceed the Fund’s current and accumulated earnings and profits allocable to such shares, the excess distributions will generally be treated as a tax free return of capital (to the extent of the shareholder’s tax basis in the shares). Shareholders should not assume that the source of a distribution from the Fund is net profit. Distributions sourced from paid-in capital should not be considered the current yield or the total return from an investment in the Fund. The amount treated as a tax free return of capital will reduce a shareholder’s adjusted tax basis in the preferred stock, thereby increasing the shareholder’s potential taxable gain or reducing the potential loss on the sale of the shares.

The distributions to the Fund’s preferred shareholders for the fiscal year ended December 31, 2015, were comprised of net investment income, short term capital gains and long term capital gains. The Fund did make return of capital distributions to preferred shareholders in 2009 and 2008.

Fixed Rate Preferred Stock. Distributions on Fixed Rate Preferred Stock, at the applicable annual rate of the per share liquidation preference, are cumulative from the original issue date and are payable, when, as and if authorized by the Board and declared by the Fund, out of funds legally available therefor.

Auction Rate Preferred Stock. The holders of Auction Rate Preferred Stock are entitled to receive cash distributions, stated at annual rates of the applicable per share liquidation preference, that vary from dividend period to dividend period. Dividend rates for the Series C Auction Rate Preferred are cumulative at a rate that may be reset every seven days based on the results of an auction, or not in excess of a maximum rate.

Common Stock Distributions. In order to allow its common shareholders to realize a predictable, but not assured, level of cash flow and some liquidity periodically on their investment without having to sell shares, the Fund has adopted a managed distribution policy, which may be changed at any time by the Board, of paying a minimum annual distribution of 10% of the average net asset value of the Fund to common shareholders. In the event the Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount equal to or in excess of its stated distribution in a given year, the Fund may return capital as part of such distribution, which may have the effect of decreasing the asset coverage per share with respect to the Fund’s preferred stock. Any return of capital should not be considered by investors as yield or total return on their investment in the Fund. Distributions sourced from return of capital should not be considered as dividend yield or the total return from an investment in the Fund. Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. The composition of each distribution is estimated based on the earnings of the Fund as of the record date for each distribution. The actual composition of each of the current year’s distributions will be based on the Fund’s investment activity through the end of the calendar year.

For the fiscal year ended December 31, 2015, the Fund made distributions of $0.94 per common share, of which $0.023 was deemed a return of capital. The composition of each distribution is estimated based on the earnings of the Fund as of the record date for each distribution. The actual composition of each of the current year’s distributions will be based on the Fund’s investment activity through the end of the calendar year.

Limitations on Distributions. If at any time the Fund has borrowings outstanding, the Fund will be prohibited from paying any distributions on any of its common stock (other than in additional stock), and from repurchasing any of its common stock or preferred stock, unless, the value of its total assets, less certain ordinary course liabilities, exceed 300% of the amount of the debt outstanding and exceed 200% of the sum of the amount of debt and preferred stock outstanding. In addition, in such circumstances the Fund will be prohibited from paying any sister distributions on its preferred stock unless the value of its total assets, less certain ordinary course liabilities, exceed 200% of the amount of debt outstanding. See “Dividends and Distributions.”

Use of Proceeds

Unless otherwise specified in a prospectus supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes, including the continuation of the Fund’s managed distribution policy. The Investment Adviser anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Investment Adviser’s investment style or changes in market conditions may cause the investment period to extend as long as six months. The Fund may also use net proceeds to redeem existing series of Preferred Stock. Pending such investment, the proceeds will be held in high quality short-term debt securities and instruments. See “Use of Proceeds.”

Exchange Listing

The Fund’s common stock is listed on the NYSE, under the trading or “ticker” symbol “GGT.” Currently, the Series B Preferred is listed on the NYSE under the symbol “GGT PrB.” The Series C Auction Rate Preferred is not listed on a stock exchange. Any additional series of fixed rate preferred stock would also likely be listed on a stock exchange. See “Description of Capital Stock.”

Market Price of Shares

Common shares of closed-end investment companies often trade on an exchange at prices lower than their net asset value. Common shares of closed-end investment companies may trade during some periods at prices higher than their net asset value and during other periods at prices lower than their net asset value. The Fund cannot assure you that its common stock will trade at a price higher than or equal to net asset value. The Fund’s net asset value will be reduced immediately following this offering by the sales load and the amount of the offering expenses paid by the Fund. See “Use of Proceeds.”

In addition to net asset value, the market price of the Fund’s common stock may be affected by such factors as the Fund’s dividend and distribution levels (which are affected by expenses) and stability, market liquidity, market supply and demand, unrealized gains, general market and economic conditions, and other factors. See “Risk Factors and Special Considerations,” “Description of Capital Stock” and “Repurchase of Common Stock.”

The common stock is designed primarily for long term investors, and you should not purchase shares of common stock of the Fund if you intend to sell them shortly after purchase.

Fixed rate preferred stock may also trade at premiums to or discounts from their liquidation preference for a variety of reasons, including changes in interest rates.

Risk Factors and Special Considerations

Risk is inherent in all investing. Therefore, before investing in shares of the Fund, you should consider the following risks carefully.

Leverage Risk. The Fund currently uses, and intends to continue to use, financial leverage for investment purposes by issuing preferred stock. As of December 31, 2015, the amount of leverage represented approximately 15% of the Fund’s net assets. The Fund’s leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. These include the possibility of greater loss and the likelihood of higher volatility of the net asset value of the Fund and the asset coverage for preferred stock. Such volatility may increase the likelihood of the Fund having to sell investments in order to meet its obligations to make distributions on the preferred stock, or to redeem preferred stock when it may be disadvantageous to do so. The Fund may not be permitted to declare dividends or distributions with respect to common stock or preferred stock, or purchase common stock or preferred stock unless at such time the Fund meets certain asset coverage requirements. In addition, the Fund may not be permitted to pay distributions on common stock unless all distributions on preferred stock and/or accrued interest on borrowings have been paid, or set aside for payment. Any preferred stock currently outstanding or that the Fund issues in the future would subject the Fund to certain asset coverage requirements under the 1940 Act that could, under certain circumstances, restrict the Fund from making distributions necessary to qualify as a registered investment company. If the Fund is unable to obtain cash from other sources, the Fund may fail to qualify as a registered investment company and, thus, may be subject to income tax as an ordinary corporation. See “Investment Objectives and Policies — Leveraging” and “Risk Factors and Special Considerations — Leverage Risk.”

Special Risks to Holders of Fixed Rate Preferred Stock. Prior to any offering, there will be no public market for any additional series of fixed rate preferred stock. In the event any additional series of fixed rate preferred stock are issued, prior application will have been made to list such shares on a national securities exchange, which will likely be the NYSE. However, during an initial period, which is not expected to exceed 30 days after the date of its initial issuance, such shares may not be listed on any securities exchange. During such period, the underwriters may make a market in such shares, although they will have no obligation to do so. Consequently, an investment in such shares may be illiquid during such period. Shares of fixed rate preferred stock may trade at a premium to or discount from liquidation value for various reasons, including changes in interest rates.

Special Risks for Holders of Series C Auction Rate Preferred.

•	Auction Risk. You may not be able to sell your Series C Auction Rate Preferred at an auction if the auction fails, i.e., if more Series C Auction Rate Preferred is offered for sale than there are buyers for those shares. Also, if you place an order (a hold order) at an auction to retain Series C Auction Rate Preferred only at a specified rate that exceeds the rate set at the auction, you will not retain your Series C Auction Rate Preferred. Additionally, if you place a hold order without specifying a rate below which you would not wish to continue to hold your shares and the auction sets a below market rate, you will receive a lower rate of return on your shares than the market rate. Finally, the dividend period may be changed, subject to certain conditions and with notice to the holders of the Series C Auction Rate Preferred, which could also affect the liquidity of your investment. Since February 2008, most auction rate preferred stock, including our Series C Auction Rate Preferred, have had failed auctions and holders of such stock have suffered reduced liquidity.

•

Secondary Market Risk. If you try to sell your Series C Auction Rate Preferred between auctions, you may not be able to sell them for their liquidation preference per share or such amount per share plus accumulated dividends. If the Fund has designated a special dividend period of more than seven days, changes in interest rates could affect the price you would receive if you sold your shares in the secondary market. Broker-dealers that maintain a secondary trading market for the Series C Auction Rate Preferred are not required to maintain this market, and the Fund is not required to redeem Series C Auction Rate Preferred if either an auction or an attempted secondary market sale fails because of a lack of buyers. The Series C Auction Rate Preferred will not be registered on a stock exchange. If you sell Series C Auction Rate Preferred to a broker-dealer between auctions, you may receive less than the price you paid for them, especially when market interest rates have risen since the last auction or during a special dividend period. Since February 2008, most auction rate preferred stock, including our Series C Auction Rate Preferred, have had failed auctions and holders of such stock have suffered reduced liquidity, including the inability to sell such stock in a secondary market.

Our Subscription Rights. There is a risk that changes in yield or changes in the credit quality of the Fund may result in the underlying preferred shares purchasable upon exercise of the subscription rights being less attractive to investors at the conclusion of the subscription period. This may reduce or eliminate the value of the subscription rights. Investors who receive subscription rights may find that there is no market to sell rights they do not wish to exercise. Further, if investors exercise only a portion of the rights, the number of shares of preferred stock or shares of common stock issued may be reduced, and the preferred stock or common stock may trade at less favorable prices than larger offerings for similar securities.

Common Stock Distribution Policy Risk. The Fund has adopted a policy, which may be changed at any time by the Board, of paying a minimum annual distribution of 10% of the average net asset value of the Fund to common shareholders. In the event the Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount equal to or in excess of its stated distribution in a given year, the Fund may return capital as part of such distribution, which may have the effect of decreasing the asset coverage per share with respect to the preferred stock. Any return of capital should not be considered by investors as yield or total return on their investment in the Fund. For the fiscal year ended December 31, 2015, the Fund paid a return of capital. Distributions sourced from return of capital should not be considered as dividend yield or the total return from an investment in the Fund. Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. The composition of each distribution is estimated based on the earnings of the Fund as of the record date for each distribution. The actual composition of each of the current year’s distributions will be based on the Fund’s investment activity through the end of the calendar year.

Market Loss. Shares of closed-end funds frequently trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that shares of the Fund will trade at a discount from net asset value or at premiums that are unsustainable over the long term are risks separate and distinct from the risk that the Fund’s net assets will decrease. The risk of purchasing shares of a closed-end fund that might trade at a discount or unsustainable premium is more pronounced for investors who wish to sell their shares in a relatively short period of time because, for those investors, realization of a gain or loss on their investments is likely to be more dependent upon the existence of a premium or discount than upon portfolio performance. The Fund’s common stock is not subject to redemption. The Fund’s Series B Preferred and Series C Auction Rate Preferred are subject to redemption only under limited circumstances. Shareholders desiring liquidity may, subject to applicable securities law, trade their common stock and Series B Preferred in the Fund on the NYSE or other markets on which such shares may trade at the then current market value, which may differ from the then current net asset value. See “Risk Factors and Special Consideration — Market Value and Net Asset Value.”

Non-Diversified Status. As a non-diversified, closed-end management investment company under the 1940 Act, the Fund may invest a greater portion of its assets in a more limited number of issuers than may a diversified fund, and accordingly, an investment in the Fund may, under certain circumstances, present greater risk to an investor than an investment in a diversified company. See “Risk Factors and Special Considerations—Non-Diversified Status.”

Industry Concentration Risk. The Fund invests a significant portion of its assets in companies in the telecommunications, media, publishing, and entertainment industries and, as a result, the value of the Fund’s shares will be more susceptible to the factors affecting those particular types of companies, including government regulation, greater price volatility for the overall market, rapid obsolescence of products and services, intense competition, and strong market reactions to technological developments. See “Risk Factors and Special Considerations—Industry Concentration Risk.”

Smaller Companies Risk. The Fund invests in smaller companies which may benefit from the development of new products and services. These smaller companies may involve greater investment risk than large, established issuers. See “Risk Factors and Special Considerations— Smaller Companies.”

Interest Rate Transactions. The Fund may enter into an interest rate swap or cap transaction with respect to all or a portion of any series of variable rate preferred stock. Through these transactions, the Fund would seek to obtain the equivalent of a fixed rate for a series of variable rate preferred stock that is lower than the rate the Fund would have to pay if it issued fixed rate preferred stock. The use of interest rate swaps and caps is a highly specialized activity that involves certain risks to the Fund including, among others, counterparty risk and early termination risk. The Fund will enter into an interest rate swap or cap transaction only with counterparties that the Investment Adviser believes are creditworthy. Further, the Investment Adviser monitors the credit worthiness of a counterparty in an interest rate or cap transaction on an ongoing basis. See “How the Fund Manages Risk—Interest Rate Transactions.”

Foreign Securities. There is no limitation on the amount of foreign securities in which the Fund may invest. Investing in securities of foreign companies (or foreign governments), which are generally denominated in foreign currencies, may involve certain risks and opportunities not typically associated with investing in domestic companies and could cause the Fund to be affected favorably or unfavorably by changes in currency exchange rates and revaluation of currencies. See “Risk Factors and Special Considerations—Foreign Securities.”

Emerging Markets Risk. The Fund may invest in securities of issuers whose primary operations or principal trading market is in an “emerging market.” An “emerging market” country is any country that is considered to be an emerging or developing country by the International Bank for Reconstruction and Development (the “World Bank”). Investing in securities of companies in emerging markets may entail special risks relating to potential political and economic instability and the risks of expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment, the lack of hedging instruments and restrictions on repatriation of capital invested. Emerging securities markets are substantially smaller, less developed, less liquid and more volatile than the major securities markets. The limited size of emerging securities markets and limited trading value compared to the volume of trading in U.S. securities could cause prices to be erratic for reasons apart from factors that affect the quality of the securities. For example, limited market size may cause prices to be unduly influenced by traders who control large positions. Adverse publicity and investors’ perceptions, whether or not based on fundamental analysis, may decrease the value and liquidity of portfolio securities, especially in these markets. Other risks include high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries; overdependence on exports; overburdened infrastructure and obsolete or unseasoned financial systems; environmental problems; less developed legal systems; and less reliable securities custodial services and settlement practices. See “Risk Factors and Special Considerations —Emerging Markets Risk.”

Dependence on Key Personnel. The Investment Adviser is dependent upon the expertise of Mr. Mario J. Gabelli in providing advisory services with respect to the Fund’s investments. If the Investment Adviser were to lose the services of Mr. Gabelli, its ability to service the Fund could be adversely affected. There can be no assurance that a suitable replacement could be found for Mr. Gabelli in the event of his death, resignation, retirement, or inability to act on behalf of the Investment Adviser. See “Risk Factors and Special Considerations—Dependence on Key Personnel.”

Taxation. The Fund has qualified, and intends to remain qualified, for federal income tax purposes as a regulated investment company. Qualification requires, among other things, compliance by the Fund with certain distribution requirements. Statutory limitations on distributions on the common stock if the Fund fails to satisfy the 1940 Act’s asset coverage requirements could jeopardize the Fund’s ability to meet such distribution requirements. See “Taxation” for a more complete discussion of these and other federal income tax considerations.

Government Intervention in Financial Markets Risk. The recent instability in the financial markets has led the U.S. government and foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state governments and foreign governments, their regulatory agencies or self regulatory organizations may take additional actions that affect the regulation of the securities in which the Fund invests, or the issuers of such securities, in ways that are unforeseeable. Issuers of corporate securities might seek protection under the bankruptcy laws. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objectives. The Investment Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so. See “Risk Factors and Special Considerations—Government Intervention in Financial Markets Risk.”

Market Disruption and Geopolitical Risk. The occurrence of events similar to those in recent years may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the U.S. and worldwide. Any such event(s) could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. The Fund does not know how long the securities markets may be affected by similar events and cannot predict the effects of similar events in the future on the U.S. economy and securities markets. There can be no assurance that similar events and other market disruptions will not have other material and adverse implications. See “Risk Factors and Special Considerations—Market Disruption and Geopolitical Risk.”

Management and Fees

Gabelli Funds, LLC serves as the Fund’s investment adviser. The Investment Adviser’s fee is computed weekly and paid monthly, equal on an annual basis to 1.00% of the Fund’s average weekly net assets including the liquidation value of preferred stock. The fee paid by the Fund may be higher when leverage in the form of preferred stock is utilized, giving the Investment Adviser an incentive to utilize such leverage. However, the Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the currently outstanding Series B Preferred Stock and Series C Auction Rate Preferred Stock during the fiscal year if the total return on the net asset value of the common stock of the Fund, including distributions and advisory fees subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred stock for the period. In other words, if the effective cost of the leverage for any series of preferred stock exceeds the total return (based on net asset value) on the Fund’s common stock, the Investment Adviser will reduce that portion of its management fee on the incremental assets attributable to the leverage for that series of preferred stock to mitigate the negative impact of the leverage on the common shareholder’s total return. The Investment Adviser currently intends that the voluntary advisory fee waiver will remain in effect for as long as the 6.00% Series B Cumulative Preferred Stock and Series C Auction Rate Cumulative Preferred Stock are outstanding. This fee waiver will not apply to any preferred stock issued from this offering. The Investment Adviser, however, reserves the right to modify or terminate the voluntary advisory fee waiver at any time. The Fund’s total return on the net asset value of the common stock is monitored on a monthly basis to assess whether the total return on the net asset value of the common stock exceeds the stated dividend rate or corresponding swap rate of each particular series of preferred stock for the period.

The test to confirm the accrual of the management fee on the assets attributable to each particular series of preferred stock is annual. The Fund will accrue for the management fee on these assets during the fiscal year if it appears probable that the Fund will incur the management fee on those additional assets. See “Management of the Fund.”

For the year ended December 31, 2015, the Fund’s total return on the net asset value of the common stock did not exceed the stated dividend rate or net swap expense of the outstanding preferred stock. Thus, management fees were not earned on these assets.

A discussion regarding the basis for the Board’s approval of the continuation of the investment advisory contract of the Fund is available in the Fund’s semiannual report to stockholders for the six months ended June 30, 2015.

Repurchase of Common Stock

The Board has authorized the Fund to repurchase up to 1,950,000 shares of its common stock on the open market when the shares are trading at a discount of 5% or more (or such other percentage as the Board may determine from time to time) from the net asset value of the shares. Although the Fund’s Board has authorized such repurchases, the Fund is not required to repurchase its common stock. In total through December 31, 2015, the Fund has repurchased and retired 1,567,558 shares in the open market at an average investment of $8.20 per share and at an average discount of approximately 15% from its net asset value. Such repurchases are subject to certain notice and other requirements under the 1940 Act. See “Repurchase of Common Stock.”

Anti-Takeover Provisions

Certain provisions of Maryland law and of the Fund’s charter (the “Charter”) and the Bylaws of the Fund, as amended from time to time (the “Bylaws” and, together with the Charter, the “Governing Documents”), may be regarded as “anti-takeover” provisions. Pursuant to these provisions, only one of the three classes of Directors is elected each year, and the affirmative vote or consent of the holders of 66 2/3% of the Fund’s outstanding shares of each class (voting separately) is required to authorize the conversion of the Fund from a closed-end to an open-end investment company. The overall effect of these provisions and other provisions applicable to principal shareholders of the Fund, if any, may render more difficult the accomplishment of a merger with, or the assumption of control by, a principal shareholder. These provisions may have the effect of depriving Fund shareholders of an opportunity to sell their stock at a premium to the prevailing market price. See “Certain Provisions of the Fund’s Governing Documents and Maryland Law.”

Custodian, Transfer Agent, Auction Agent, and Dividend Disbursing Agent

State Street Bank and Trust Company (the “Custodian”), located at 1776 Heritage Drive, North Quincy, Massachusetts 02171, serves as the custodian of the Fund’s assets pursuant to a custody agreement. Under the custody agreement, the Custodian holds the Fund’s assets in compliance with the 1940 Act. For its services, the Custodian will receive a monthly fee based upon the average weekly value of the total assets of the Fund, plus certain charges for securities transactions.

Computershare Trust Company, N.A. (“Computershare”), located at 250 Royall Street, Canton, Massachusetts 02021, serves as the Fund’s dividend disbursing agent, as agent under the Fund’s automatic dividend reinvestment and voluntary cash purchase plan (the “Plan”), and as transfer agent and registrar with respect to the common stock of the Fund. Computershare also serves as the transfer agent, registrar, dividend paying agent, and redemption agent with respect to the Series B Preferred.

The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286, serves as the auction agent, transfer agent, registrar, dividend paying agent, and redemption agent with respect to the Series C Auction Rate Preferred. See “Custodian, Transfer Agent, Auction Agent, and Dividend Disbursing Agent.”

SUMMARY OF FUND EXPENSES

The following table shows the Fund’s expenses, including preferred stock offering expenses, as a percentage of net assets attributable to common stock.

Stockholder Transaction Expenses
Sales Load (as a percentage of offering price)	1.89	%(1)
Offering Expenses (excluding Preferred Stock Offering Expenses) (as a percentage of offering price)	0.40	%(1)
Dividend Reinvestment Plan Fees	None	(2)
Preferred Stock Offering Expenses (as a percentage of net assets attributable to common stock)	0.14	%(3)
Annual Expenses (as a percentage of net assets attributable to common stock)
Management Fees	1.45	%(4)
Interest Payments on Borrowed Funds	None
Other Expenses	0.26	%(4)

Total Annual Expenses	1.71%
Dividends on Preferred Stock	2.46	%(5)

Total Annual Expenses and Dividends on Preferred Stock	4.17%

(1)	Estimated maximum amount based on offering of $235 million in common shares and $165 million in preferred shares. The estimates assume a 1% sales load on common shares and $930,000 in common offering expenses, and 3.15% sales load on preferred shares and $597,000 in preferred offering expenses. Actual sales loads and offering expenses may be higher or lower than these estimates and will be set forth in the Prospectus Supplement if applicable.
(2)	Shareholders participating in the Fund’s Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans would pay $0.75 plus their pro rata share of brokerage commissions per transaction to purchase shares and $2.50 plus their pro rata share of brokerage commissions per transaction to sell shares. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans.”
(3)	Assumes issuance of $165 million in liquidation preference of Fixed Rate Preferred Shares, net assets attributable to common shares of approximately $438.3 million (which includes issuance of $235 million in common shares) and $597,000 in preferred offering expenses. The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.
(4)	The Investment Adviser’s fee is 1.00% annually of the Fund’s average weekly net assets, plus assets attributable to outstanding senior securities, with no deduction for the liquidation preference of any outstanding preferred stock. Consequently, if the Fund has preferred stock outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common stock will be higher than if the Fund does not utilize a leveraged capital structure. “Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuances.
(5)	Dividends on Preferred Stock represent the aggregate of (1) the estimated annual distributions on the existing preferred stock outstanding and (2) the distributions that would be made assuming $165 million of preferred stock is issued with a fixed dividend rate of 5.75%. There can, of course, be no guaranty that any preferred stock would be issued or, if issued, the terms thereof.

The purpose of the table above and the example below is to help you understand all fees and expenses that you, as a holder of common stock, would bear directly or indirectly.

The following example illustrates the expenses (including the maximum estimated sales load on common stock of $10 and on preferred stock of $31.50 and estimated offering expenses of $3.48 from the issuance of $235 million in common stock and $165 million in preferred stock) you would pay on a $1,000 investment in common stock followed by the preferred stock offering assuming a 5% annual portfolio total return.* The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$63	$146	$230	$447

*	The Example should not be considered a representation of future expenses. The example is based on Total Annual Expenses and Dividends on Preferred Stock shown in the table above and assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The example includes Dividends on Preferred Stock. If Dividends on Preferred Stock were not included in the example calculation, the expenses would be as follows (based on the same assumptions as above).

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$39	$75	$113	$220

The foregoing fee table and example are intended to assist investors in understanding the costs and expenses that an investor in the Fund will bear directly or indirectly, and include the costs and expenses borne by an investor in common stock of the Fund in connection with an offering of Preferred Stock of the Fund, in addition to the cost of servicing Preferred Stock.

The table above and the assumption in the example of a 5% annual return are required by the Securities and Exchange Commission (“SEC”) regulations applicable to all management investment companies. THE EXAMPLE AND FEE TABLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR RATES OF RETURN. THE ACTUAL EXPENSES OF THE FUND MAY BE GREATER OR LESS THAN THOSE SHOWN. For more complete descriptions of certain of the Fund’s cost and expenses, see “Management of the Fund” in this Prospectus and the SAI.

FINANCIAL HIGHLIGHTS

The following financial highlights tables are intended to help you under the Fund’s financial performance. The selected data below sets forth the per share operating performance and ratios for the periods presented. The financial information was derived from and should be read in conjunction with the Financial Statements of the Fund and Notes thereto, which are incorporated by reference into this Prospectus and the SAI. The financial information for the year ended December 31, 2015, and for each of the preceding four fiscal periods, has been audited by PricewaterhouseCoopers LLP, the Fund’s independent registered public accounting firm, whose unqualified report on such Financial Statements is incorporated by reference into the SAI.

Selected data for a share outstanding throughout each period:

	For the Year Ended December 31,
	2015		2014		2013	2012	2011

Operating Performance:

Net asset value, beginning of year	$9.81		$10.90		$8.22	$7.48	$9.17

Net investment income	0.03		0.05		0.06	0.13	0.04
Net realized and unrealized gain/(loss) on investments and foreign currency transactions	(0.49)		0.42		3.61	1.48	0.00 (a)

Total from investment operations	(0.46)		0.47		3.67	1.61	0.04

Distributions to Preferred Shareholders: (b)
Net investment income	(0.00	)(a)	(0.00	)(a)	(0.01)	(0.03)
Net realized gain	(0.05)		(0.06)		(0.06)	(0.04)	(0.07)

Total distributions to preferred shareholders	(0.05)		(0.06)		(0.07)	(0.07)	(0.07)

	For the Year Ended December 31,
	2015		2014	2013	2012		2011
Net Increase/(Decrease) in Net Assets Attributable to Common Shareholders Resulting from Operations	(0.51)		0.41	3.60	1.54		(0.03)

Distributions to Common Shareholders:
Net investment income	(0.03)		(0.02)	(0.05)	(0.07)
Net realized gain	(0.89)		(0.88)	(0.87)	(0.08)		(0.24)
Return of capital	(0.02)		(0.15)	—	(0.65)		(0.63)

Total distributions to common shareholders	(0.94)		(1.05)	(0.92)	(0.80)		(0.87)

Fund Share Transactions:
Decrease in net asset value from common shares issued in rights offering	—		(0.44)	—	—		(0.76)
Increase in net asset value from repurchase of common shares	—		—	—	0.00	(a)	0.00 (a)
Increase in net asset value from common shares issued upon reinvestment of distributions	—		0.00 (a)	0.00 (a)	—		—
Offering expenses charged to paid-in capital	(0.00	)(a)	(0.01)	—	(0.00	)(a)	(0.03)

Total Fund share transactions	(0.00	)(a)	(0.45)	0.00 (a)	0.00	(a)	(0.79)

Net Asset Value Attributable to Common Shareholders, End of Year	$8.36		$9.81	$10.90	$8.22		$7.48

NAV total return †	(5.57)%		4.17%	45.77%	22.29%		(0.13)%

Market value, end of year	$7.50		$10.01	$12.40	$7.85		$6.24

Investment total return ††	(16.33)%		(6.63)%	73.37%	40.00%		(10.35)%

Ratios to Average Net Assets and Supplemental Data:
Net assets including liquidation value of preferred shares, end of year (in 000’s)	$238,049		$273,307	$232,399	$182,899		$169,977
Net assets attributable to common shares, end of year (in 000’s)	$203,274		$238,532	$197,624	$148,124		$135,202
Ratio of net investment income/(loss) to average net assets attributable to common shares before preferred share distributions	0.33%		0.13%	0.60%	1.68%		(0.11)%
Ratio of operating expenses to average net assets attributable to common shares before fees waived/fee reduction	1.45	%(c)	1.59%	1.55%	1.84	%(d)	2.59%
Ratio of operating expenses to average net assets attributable to common shares net of advisory fee reduction, if any	1.30	%(c)	1.50%	1.55%	1.84	%(d)	2.34%
Ratio of operating expenses to average net assets including liquidation value of preferred shares before fees waived/fee reduction	1.26	%(c)	1.37%	1.29%	1.48	%(e)	2.08%
Ratio of operating expenses to average net assets including liquidation value of preferred shares net of advisory fee reduction, if any	1.13	%(c)	1.29%	1.29%	1.48	%(e)	1.88%
Portfolio turnover rate	14.0%		16.0%	12.7%	7.9%		14.4%
Preferred Stock:
6.00% Series B Cumulative Preferred Stock
Liquidation value, end of period (in 000’s)	$19,775		$19,775	$19,775	$19,775		$19,775
Total shares outstanding (in 000’s)	791		791	791	791		791
Liquidation preference per share	$25.00		$25.00	$25.00	$25.00		$25.00
Average market value (f)	$25.80		$25.41	$25.45	$25.73		$25.38
Asset coverage per share (g)	$171.13		$196.48	$167.07	$131.49		$122.20
Series C Auction Rate Cumulative Preferred Stock
Liquidation value, end of period (in 000’s)	$15,000		$15,000	$15,000	$15,000		$15,000
Total shares outstanding (in 000’s)	1		1	1	1		1
Liquidation preference per share	$25,000		$25,000	$25,000	$25,000		$25,000
Liquidation value (h)	$25,000		$25,000	$25,000	$25,000		$25,000
Asset coverage per share (g)	$171,134		$196,481	$167,072	$131,486		$122,197
Asset Coverage (i)	685%		786%	668%	526%		489%

†	For the years ended 2015, 2014, and 2013 based on net asset value per share, adjusted for reinvestment of distributions of net asset value on the ex-dividend date. The years ended 2012 and 2011, were based on net asset value per share, adjusted for reinvestment of distributions at prices determined under the Fund’s dividend reinvestment plan including the effect of shares issued pursuant to 2014 and 2011 rights offerings, assuming full subscription by shareholders.

††	Based on market value per share, adjusted for reinvestment of distributions at prices determined under the Fund’s dividend reinvestment plan including the effect of shares issued pursuant to 2014 and 2011 rights offerings, assuming full subscription by shareholders.
(a)	Amount represents less than $0.005 per share.
(b)	Calculated based upon average common shares outstanding on the record dates throughout the periods.
(c)	The Fund received credits from a designated broker who agreed to pay certain Fund operating expenses. For the year ended December 31, 2015, there was no impact on the expense ratios.
(d)	These ratios do not include a reduction for insurance recovery of $300,000 and the prior period adjustment to legal expenses of $227,762. Had these amounts been included, the ratios for the year ended December 31, 2012 would have been 1.47%.
(e)	These ratios do not include a reduction for insurance recovery of $300,000 and the prior period adjustment to legal expenses of $227,762. Had these amounts been included, the ratios for the year ended December 31, 2012 would have been 1.18%.
(f)	Based on weekly prices.
(g)	Asset coverage per share is calculated by combining all series of preferred shares.
(h)	Since February 2008, the weekly auctions have tailed. Holders that have submitted orders have not been able to sell any or all of their shares in the auction.
(i)	Asset coverage is calculated by combining all series of preferred shares.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes, including the continuation of the Fund’s managed distribution policy. The Investment Adviser expects that it will initially invest the proceeds of the offering in high quality short-term debt securities and instruments. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed within three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the result in the Fund’s anticipated investment period extending to as long as six months. The Investment Adviser may also use the net proceeds to redeem existing series of Preferred Stock.

THE FUND

The Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund was organized as a Maryland corporation on March 31, 1994. The Fund commenced its investment operations on November 15, 1994. The Fund’s principal office is located at One Corporate Center, Rye, New York 10580-1422.

INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

The Fund’s primary investment objective is to achieve long-term growth of capital by investing primarily in the common stock and other securities of foreign and domestic companies involved in the telecommunications, media, publishing, and entertainment industries. Income is the secondary investment objective. The investment objectives of long-term growth of capital and income are fundamental policies of the Fund. The Fund’s policy of concentration in companies in the communications industries is also a fundamental policy of the Fund. These fundamental policies and the investment limitations described in the SAI under the caption “Investment Restrictions” cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities. Such majority votes require, in each case, the lesser of (i) 67% of the Fund’s applicable shares represented at a meeting at which more than 50% of the Fund’s applicable shares outstanding are represented, whether in person or by proxy, or (ii) more than 50% of the outstanding shares.

Under normal market conditions, the Fund will invest at least 80% of the value of its assets in common stock and other securities, including convertible securities, preferred stock, options, and warrants of companies in the telecommunications, media, publishing, and entertainment industries (the “80% Policy”). The Fund may invest in companies of any size market capitalization. The Fund may invest, without limitation, in foreign securities. The Fund may also invest in securities of companies located in emerging markets.

A company will be considered to be in these industries if it derives at least 50% of its revenues or earnings from, or devotes at least 50% of its assets to, the indicated activities or multimedia related activities. The 80% Policy may be changed without shareholder approval. The Fund will provide shareholders with notice at least sixty days prior to the implementation of any change in the 80% Policy.

The telecommunications companies in which the Fund may invest are engaged in the development, manufacture, or sale of communications services or equipment throughout the world, including the following products or services: regular telephone service; wireless communications services and equipment, including cellular telephone, microwave and satellite communications, paging, and other emerging wireless technologies; equipment and services for both data and voice transmission, including computer hardware and software; electronic components and communications equipment; video conferencing; electronic mail; local and wide area networking, and linkage of data and word processing systems; publishing and information systems; video text and teletext; emerging technologies combining television, telephone and computer systems; broadcasting, including television and radio, satellite and microwave transmission and cable television.

The entertainment, media and publishing companies in which the Fund may invest are engaged in providing the following products or services: the creation, packaging, distribution, and ownership of entertainment programming throughout the world, including pre-recorded music, feature-length motion pictures, made-for-TV movies, television series, documentaries, animation, game shows, sports programming, and news programs; live events such as professional sporting events or concerts, theatrical exhibitions, television and radio broadcasting, satellite and microwave transmission, cable television systems and programming, broadcast and cable networks, wireless cable television and other emerging distribution technologies; home video, interactive and multimedia programming, including home shopping and multiplayer games; publishing, including newspapers, magazines and books, advertising agencies and niche advertising mediums such as in-store or direct mail; emerging technologies combining television, telephone, and computer systems, computer hardware and software; and equipment used in the creation and distribution of entertainment programming such as that required in the provision of broadcast, cable, or telecommunications services.

Investing in securities of foreign issuers, which generally are denominated in foreign currencies, may involve certain risk and opportunity considerations not typically associated with investing in domestic companies and could cause the Fund to be affected favorably or unfavorably by changes in currency exchange rates and revaluations of currencies. For a further discussion of the risks associated with investing in foreign securities and a description of other risks inherent in the Fund’s investment objectives and policies, see “Risk Factors and Special Considerations.”

The Investment Adviser believes that at the present time investment by the Fund in the securities of companies located throughout the world presents great potential for accomplishing the Fund’s investment objectives. While the Investment Adviser expects that a substantial portion of the Fund’s portfolio may be invested in the securities of domestic companies, a significant portion of the Fund’s portfolio may also be comprised of the securities of issuers headquartered outside the United States.

No assurance can be given that the Fund’s investment objectives will be achieved.

Investment Methodology of the Fund

In selecting securities for the Fund, the Investment Adviser normally will consider the following factors, among others:

•	the Investment Adviser’s own evaluations of the private market value (as defined below), cash flow, earnings per share, and other fundamental aspects of the underlying assets and business of the company;

•	the potential for capital appreciation of the securities;

•	the interest or dividend income generated by the securities;

•	the prices of the securities relative to other comparable securities;

•	whether the securities are entitled to the benefits of call protection or other protective covenants;

•	the existence of any anti-dilution protections or guarantees of the security; and

•	the diversification of the portfolio of the Fund as to issuers.

The Investment Adviser’s investment philosophy with respect to equity securities is to identify assets that are selling in the public market at a discount to their private market value. The Investment Adviser defines private market value as the value informed purchasers are willing to pay to acquire assets with similar characteristics. The Investment Adviser also normally evaluates an issuer’s free cash flow and long-term earnings trends. Finally, the Investment Adviser looks for a catalyst, something indigenous to the company, its industry, or country that will surface additional value.

Certain Investment Practices

Foreign Securities. There is no limitation on the amount of foreign securities in which the Fund may invest. Among the foreign securities in which the Fund may invest are those issued by companies located in developing countries or emerging markets, which are countries in the initial stages of their industrialization cycles. Investing in the equity and debt markets of developing countries involves exposure to economic structures that are generally less diverse and less mature, and to political systems that may have less stability than those of developed countries. The markets of developing countries historically have been more volatile than the markets of the more mature economies of developed countries, but often have provided higher rates of return to investors.

The Fund may also invest in the debt securities of foreign governments. Although such investments are not a principal strategy of the Fund, there is limitation on its ability to invest in the debt securities of foreign governments.

Corporate Reorganizations. The Fund may invest without limit in securities of companies for which a tender or exchange offer has been made or announced and in securities of companies for which a merger, consolidation, liquidation, or similar reorganization proposal has been announced if, in the judgment of the Investment Adviser, there is a reasonable prospect of capital appreciation significantly greater than the added portfolio turnover expenses inherent in the short term nature of such transactions. The principal risk is that such offers or proposals may not be consummated within the time and under the terms contemplated at the time of the investment, in which case, unless such offers or proposals are replaced by equivalent or increased offers or proposals that are consummated, the Fund may sustain a loss.

Temporary Defensive Investments. Subject to the Fund’s investment restrictions, when a temporary defensive period is believed by the Investment Adviser to be warranted (“temporary defensive periods”), the Fund may, without limitation, hold cash or invest its assets in securities of U.S. government sponsored instrumentalities, in repurchase agreements in respect of those instruments, and in certain high grade commercial paper instruments. During temporary defensive periods, the Fund may also invest up to 10% of the market value of its total assets in money market mutual funds that invest primarily in securities of U.S. government sponsored instrumentalities and repurchase agreements in respect of those instruments. Obligations of certain agencies and instrumentalities of the U.S. government, such as the Government National Mortgage Association, are supported by the “full faith and credit” of the U.S. government; others, such as those of the Export-Import Bank of the U.S., are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the Federal National Mortgage

Association, are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. government would provide financial support to U.S. government sponsored instrumentalities if it is not obligated to do so by law. During temporary defensive periods, the Fund may be less likely to achieve its secondary investment objective of income.

Further information on the investment objectives and policies of the Fund are set forth in the SAI.

Special Investment Methods

Options. On behalf of the Fund, and subject to guidelines of the Board, the Investment Adviser may purchase or sell (i.e., write) options on securities, securities indices and foreign currencies which are listed on a national securities exchange or in the U.S. over-the-counter (“OTC”) markets as a means of achieving additional return or of hedging the value of the Fund’s portfolio. The Fund may write covered call options on common stocks that it owns or has an immediate right to acquire through conversion or exchange of other securities in an amount not to exceed 25% of total assets or invest up to 10% of its total assets in the purchase of put options on common stocks that the Fund owns or may acquire through the conversion or exchange of other securities that it owns.

A call option is a contract that gives the holder of the option the right to buy from the writer (seller) of the call option, in return for a premium paid, the security underlying the option at a specified exercise price at any time during the term of the option.

The writer of the call option has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price during the option period.

A put option is a contract that gives the holder of the option the right to sell to the writer (seller), in return for the premium, the underlying security at a specified price during the term of the option. The writer of the put, who receives the premium, has the obligation to buy the underlying security upon exercise, at the exercise price during the option period.

If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. There can be no assurance that a closing purchase transaction can be effected when the Fund so desires.

An exchange traded option may be closed out only on an exchange which provides a secondary market for an option of the same series. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option. See “Investment Objectives and Policies—Investment Practices” in the SAI.

Limitations on the Purchase and Sale of Futures Contracts, Certain Options and Swaps. Subject to the guidelines of the Board, the Fund may engage in “commodity interest” transactions (generally, transactions in futures, certain options, certain currency transactions and certain types of swaps) only for bona fide hedging or other permissible transactions in accordance with the rules and regulations of the Commodity Futures Trading Commission (“CFTC”). Pursuant to amendments by the CFTC to Rule 4.5 under the Commodity Exchange Act (“CEA”), the Adviser has filed a notice of exemption from registration as a “commodity pool operator” with respect to the Fund. The Fund and the Adviser are therefore not subject to registration or regulation as a commodity pool operator under the CEA. Due to the recent amendments to Rule 4.5 under the CEA, certain trading restrictions are now applicable to the Fund. These trading restrictions permit the Fund to engage in commodity interest transactions that include (i) “bona fide hedging” transactions, as that term is defined and interpreted by the CFTC and its staff, without regard to the percentage of the Fund’s assets committed to margin and options premiums and (ii) non-bona fide hedging transactions, provided that the Fund does not enter into such non-bona fide hedging transactions if, immediately thereafter, either (a) the sum of the amount of initial margin deposits on the Fund’s existing futures positions or swaps positions and option or swaption premiums would exceed 5% of the market value of the Fund’s liquidating value, after taking into account unrealized profits and unrealized losses on any such transactions, or (b) the aggregate net notional value of the Fund’s commodity interest transactions would exceed 100% of the market value of the Fund’s liquidating value, after taking into account unrealized profits and unrealized losses on any such transactions. Therefore, in order to claim the Rule 4.5 exemption, each Fund is limited in its ability to invest in commodity futures, options and certain types of swaps (including securities futures, broad-based stock index futures and financial futures contracts). As a result, in the future, each Fund will be more limited in its ability to use these instruments than in the past and these limitations may have a negative impact on the ability of the Adviser to manage each Fund, and on each Fund’s performance.

Futures Contracts and Options on Futures. On behalf of the Fund, the Investment Adviser may, subject to the Fund’s investment restrictions and guidelines of the Board, purchase and sell financial futures contracts and options thereon which are traded on a commodities exchange or board of trade for certain hedging, yield enhancement, and risk management purposes. These futures contracts and related options may be on debt securities, financial indices, securities indices, United States government securities, and foreign currencies. A financial futures contract is an agreement to purchase or sell an agreed amount of securities or currencies at a set price for delivery in the future.

Forward Currency Exchange Contracts. Subject to guidelines of the Board, the Fund may enter into forward foreign currency exchange contracts to protect the value of its portfolio against future changes in the level of currency exchange rates. The Fund may enter into such contracts on a “spot” (i.e., cash) basis at the rate then prevailing in the currency exchange market or on a forward basis, by entering into a forward contract to purchase or sell currency. A forward contract on foreign currency is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days agreed upon by the parties from the date of the contract at a price set on the date of the contract. The Fund’s dealings in forward contracts generally will be limited to hedging involving either specific transactions or portfolio positions. The Fund does not have an independent limitation on its investments in foreign currency futures contracts and options on foreign currency futures contracts.

Special Risks of Derivative Transactions. Participation in the options or futures markets and in currency exchange transactions involves investment risks and transaction costs to which the Fund would not be subject absent the use of these strategies. If the Investment Adviser’s prediction of movements in the direction of the securities, foreign currency, and interest rate markets are inaccurate, the consequences to the Fund may leave the Fund in a worse position than if such strategies were not used. Risks inherent in the use of options, foreign currency, futures contracts, and options on futures contracts, securities indices, and foreign currencies include:

•	dependence on the Investment Adviser’s ability to predict correctly movements in the direction of interest rates, securities prices, and currency markets;

•	imperfect correlation between the price of options and futures contracts and options thereon and movements in the prices of the securities or currencies being hedged;

•	the fact that skills needed to use these strategies are different from those needed to select portfolio securities;

•	the possible absence of a liquid secondary market for any particular instrument at any time;

•	the possible need to defer closing out certain hedged positions to avoid adverse tax consequences; and

•	the possible inability of the Fund to purchase or sell a security at a time that otherwise would be favorable for it to do so, or the possible need for the Fund to sell a security at a disadvantageous time due to a need for the Fund to maintain “cover” or to segregate securities in connection with the hedging techniques.

See “Risk Factors and Special Considerations—Futures Transactions.”

Short Sales. The Fund may from time to time make short sales of securities, including short sales “against the box.” A short sale is a transaction in which the Fund sells a security it does not own in anticipation that the market price of that security will decline. A short sale against the box occurs when the Fund contemporaneously owns, or has the right to obtain at no added cost, securities identical to those sold short.

The market value for the securities sold short of any one issuer will not exceed 5% of the Fund’s total assets or 5% of such issuer’s voting securities. In addition, the Fund may not make short sales or maintain a short position if it would cause more than 25% of the Fund’s total assets, taken at market value, to be held as collateral for such sales. The Fund may make short sales against the box without respect to such limitations.

The Fund may make short sales in order to hedge against market risks when it believes that the price of a security may decline, causing a decline in the value of a security owned by the Fund or a security convertible into, or exchangeable for, such security, or when the Fund does not want to sell the security it owns. Such short sale transactions may be subject to special tax rules, one of the effects of which may be to accelerate income to the Fund. Additionally, the Fund may use short sales in conjunction with the purchase of a convertible security when it is determined that the convertible security can be bought at a small conversion premium and has a yield advantage relative to the underlying common stock sold short.

When the Fund makes a short sale, it will often borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. In connection with such short sales, the Fund may pay a fee to borrow securities or maintain an arrangement with a broker to borrow securities, and is often obligated to pay over any accrued interest and dividends on such borrowed securities. In a short sale, the Fund does not immediately deliver the securities sold or receive the proceeds from the sale. The Fund may close out a short position by purchasing and delivering an equal amount of the securities sold short, rather than by delivering securities already held by the Fund, because the Fund may want to continue to receive interest and dividend payments on securities in its portfolio that are convertible into the securities sold short.

If the price of the security sold short increases between the time of the short sale and the time that the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Any gain will be decreased, and any loss, increased, by the transaction costs described above. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged.

To the extent that the Fund engages in short sales, it will provide collateral to the broker-dealer and (except in the case of short sales against the box) will maintain additional asset coverage in the form of segregated or “earmarked” assets on the records of the Investment Adviser or with the Fund’s Custodian, consisting of cash, U.S. government securities, or other liquid securities that is equal to the current market value of the securities sold short, or (in the case of short sales against the box) will ensure that such positions are covered by offsetting positions, until the Fund replaces the borrowed security. The Fund will engage in short selling to the extent permitted by the federal securities laws and rules and interpretations thereunder, subject to the percentage limitations set forth above. To the extent the Fund engages in short selling in foreign (non-U.S.) jurisdictions, the Fund will do so to the extent permitted by the laws and regulations of such jurisdiction.

Repurchase Agreements. The Fund may enter into repurchase agreements with banks and non-bank dealers of U.S. government securities which are listed as reporting dealers of the Federal Reserve Bank and which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

In a repurchase agreement, the Fund purchases a debt security from a seller who undertakes to repurchase the security at a specified resale price on an agreed future date. Repurchase agreements are generally for one business day and generally will not have a duration of longer than one week. The SEC has taken the position that, in economic reality, a repurchase agreement is a loan by a fund to the other party to the transaction secured by securities transferred to the fund. The resale price generally exceeds the purchase price by an amount which reflects an agreed upon market interest rate for the term of the repurchase agreement. The Fund’s risk is primarily that, if the seller defaults, the proceeds from the disposition of the underlying securities and other collateral for the seller’s obligation may be less than the repurchase price. If the seller becomes insolvent, the Fund might be delayed in or prevented from selling the collateral. In the event of a default or bankruptcy by a seller, the Fund will promptly seek to liquidate the collateral. To the extent that the proceeds from any sale of the collateral upon a default in the obligation to repurchase are less than the repurchase price, the Fund will experience a loss. If the financial institution that is a party to the repurchase agreement petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the rights of the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on the Fund’s ability to sell the collateral and the Fund could suffer a loss.

Loans of Portfolio Securities. To increase income, the Fund may lend its portfolio securities to securities broker-dealers or financial institutions if: (i) the loan is collateralized in accordance with applicable regulatory requirements, and (ii) no loan will cause the value of all loaned securities to exceed 20% of the value of its total assets.

If the borrower fails to maintain the requisite amount of collateral, the loan automatically terminates and the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over the value of the collateral. As with any extension of credit, there are risks of delay in recovery and in some cases even loss of rights in collateral should the borrower of the securities fail financially. While these loans of portfolio securities will be made in accordance with guidelines approved by the Fund’s Board, there can be no assurance that borrowers will not fail financially. On termination of the loan, the borrower is required to return the securities to the Fund, and any gain or loss in the market price during the loan would inure to the Fund. If the counterparty to the loan petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the Fund’s rights is unsettled. As a result, under these circumstances, there may be a restriction on the Fund’s ability to sell the collateral and it would suffer a loss.

Borrowing. The Fund may borrow money in accordance with its investment restrictions, including as a temporary measure for extraordinary or emergency purposes. It may not borrow for investment purposes.

Leveraging. As provided in the 1940 Act, and subject to compliance with the Fund’s investment limitations, the Fund may issue senior securities representing stock, such as preferred stock, so long as immediately following such issuance of stock, its total assets exceed 200% of the amount of such stock. The use of leverage magnifies the impact of changes in net asset value. For example, a fund that uses 33% leverage will show a 1.5% increase or decline in net asset value for each 1% increase or decline in the value of its total assets. In addition, if the cost of leverage exceeds the return on the securities acquired with the proceeds of leverage, the use of leverage will diminish, rather than enhance, the return to the Fund. The use of leverage generally increases the volatility of returns to the Fund. The Fund currently has two series of preferred stock outstanding: the 6.00% Series B Cumulative Preferred Stock and the Series C Auction Rate Cumulative Preferred Stock.

Further information on the investment objectives and policies of the Fund is set forth in the SAI.

Investment Restrictions. The Fund has adopted certain investment restrictions as fundamental policies of the Fund. Under the 1940 Act, a fundamental policy may not be changed without the vote of a majority, as defined in the 1940 Act, of the outstanding voting securities of the Fund (voting together as a single class). The Fund’s investment restrictions are more fully discussed under “Investment Restrictions” in the SAI.

Portfolio Turnover. The Fund will buy and sell securities to accomplish its investment objective. The investment policies of the Fund may lead to frequent changes in investments, particularly in periods of rapidly fluctuating interest or currency exchange rates. The portfolio turnover may be higher than that of other investment companies.

Portfolio turnover generally involves some expense to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestment in other securities. The portfolio turnover rate is computed by dividing the lesser of the amount of the securities purchased or securities sold by the average monthly value of securities owned during the year (excluding securities whose maturities at acquisition were one year or less). High portfolio turnover may also result in the realization of substantial net short-term capital gains and any distributions resulting from such gains will be taxable at ordinary income rates for U.S. federal income tax purposes. The Fund’s portfolio turnover rates for the fiscal years ended December 31, 2015 and 2014, were 14.0% and 16.0%, respectively.

RISK FACTORS AND SPECIAL CONSIDERATIONS

There are a number of risks that an investor should consider in evaluating the Fund. You should read this entire Prospectus and SAI before you decide whether to invest in the Fund. In addition, you should consider the matters set forth below.

Leverage Risk

The Fund uses financial leverage for investment purposes by issuing preferred stock. The amount of leverage represents approximately 15% of the Fund’s Managed Assets (defined as the aggregate net asset value of outstanding shares of common stock plus assets attributable to outstanding shares of preferred stock, with no deduction for the liquidation preference of such shares of preferred stock) as of December 31, 2015. The Fund’s leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. These include the possibility of greater loss and the likelihood of higher volatility of the net asset value of the Fund and the asset coverage. Such volatility may increase the likelihood of the Fund’s having to sell investments in order to meet dividend payments on the preferred stock, or to redeem preferred stock when it may be disadvantageous to do so. The Fund may not be permitted to declare dividends or distributions with respect to common stock or preferred stock, or purchase common stock or preferred stock unless at such time the Fund meets certain asset coverage requirements. In addition, the Fund may not be permitted to pay distributions on common stock unless all distributions on preferred stock and/or accrued interest on borrowings have been paid, or set aside for payment. Any preferred stock currently outstanding or that the Fund issues in the future would subject the Fund to certain asset coverage requirements under the 1940 Act that could, under certain circumstances, restrict the Fund from making distributions necessary to qualify as a registered investment company. If the Fund is unable to obtain cash from other sources, the Fund may fail to qualify as a registered investment company and, thus, may be subject to income tax as an ordinary corporation. Because the advisory fee paid to the Investment Adviser is calculated on the basis of the Fund’s Managed Assets rather than only on the basis of net assets attributable to the shares of common stock, the fee may be higher when leverage is utilized, giving the Investment Adviser an incentive to utilize leverage. However, the Investment Adviser has agreed to reduce any management fee on the incremental assets attributable to the cumulative preferred stock during the fiscal year if the total return of the net asset value of the outstanding shares of common stock, including distributions and advisory fee subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred stock. This fee waiver will not apply to any preferred stock issued from this offering. The Investment Adviser currently intends that the voluntary advisory fee waiver will remain in effect for as long as the 6.00% Series B Cumulative Preferred Stock and Series C Auction Rate Preferred Stock are outstanding. The Investment Adviser, however, reserves the right to modify or terminate the voluntary advisory fee waiver at any time.

•	Preferred Stock Risk. The issuance of preferred stock causes the net asset value and market value of the common stock to become more volatile. If the dividend rate on the preferred stock approaches the net rate of return on the Fund’s investment portfolio, the benefit of leverage to the holders of the common stock would be reduced. If the dividend rate on the preferred stock plus the management fee annual rate of 1.00% (as applicable) exceeds the net rate of return on the Fund’s portfolio, the leverage will result in a lower rate of return to the holders of common stock than if the Fund had not issued preferred stock.

Any decline in the net asset value of the Fund’s investments would be borne entirely by the holders of common stock. Therefore, if the market value of the Fund’s portfolio declines, the leverage will result in a greater decrease in net asset value to the holders of common stock than if the Fund were not leveraged. This greater net asset value decrease will also tend to cause a greater decline in the market price for the common stock. The Fund might be in danger of failing to maintain the required asset coverage of the preferred stock or of losing its ratings on the preferred stock or, in an extreme case, the Fund’s current investment income might not be sufficient to meet the dividend requirements on the preferred stock. In order to counteract such an event, the Fund might need to liquidate investments in order to fund a redemption of some or all of the preferred stock.

In addition, the Fund would pay (and the holders of common stock will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, including the advisory fees on the incremental assets attributable to such shares.

Holders of preferred stock may have different interests than holders of common stock and may at times have disproportionate influence over the Fund’s affairs. Holders of preferred stock, voting separately as a single class, have the right to elect two members of the Board at all times and in the event dividends become two full years in arrears would have the right to elect a majority of the Directors until such arrearage is completely eliminated. In addition, preferred shareholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion of the fund to open-end status, and accordingly can veto any such changes.

Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of the Fund’s common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair the Fund’s ability to maintain its qualification as a regulated investment company for federal income tax purposes. While the Fund intends to redeem its preferred stock to the extent necessary to enable the Fund to distribute its income as required to maintain its qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”), there can be no assurance that such actions can be effected in time to meet the Code requirements.

•	Portfolio Guidelines of Rating Agencies for Preferred Stock. In order to obtain and maintain attractive credit quality ratings for preferred shares, the Fund must comply with investment quality, diversification, and other guidelines established by the relevant ratings agencies. These guidelines could affect portfolio decisions and may be more stringent than those imposed by the 1940 Act.

Effects of Leverage

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on common stock total return, assuming investment portfolio total returns (comprised of net investment income of the Fund, realized gains or losses of the Fund and changes in the value of the securities held in the Fund’s portfolio) of -10%, -5%. 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risks.” The table further reflects leverage representing 25% of the Fund’s net assets, the Fund’s current projected blended annual average leverage dividend or interest rate of 5.385%, a management fee at an annual rate of 1.00% of the liquidation preference of any outstanding preferred stock and estimated annual incremental expenses attributable to any outstanding preferred stock of 0.03% of the Fund’s net assets attributable to common stock.

Assumed return on portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding return to Common Shareholder	(17.37)%	(10.13)%	(2.88)%	4.36%	11.61%

The following factors associated with leveraging could increase the investment risk and volatility of the price of the shares of common stock:

•	leveraging exaggerates any increase or decrease in the net asset value of the shares of common stock;

•	the dividend requirements on the Fund’s shares of preferred stock may exceed the income from the portfolio securities purchased with the proceeds from the issuance of preferred stock;

•	a decline in net asset value results if the investment performance of the additional securities purchased fails to cover their cost to the Fund (including any dividend requirements of preferred stock);

•	a decline in net asset value could affect the ability of the Fund to make dividend payments on shares of common stock;

•	a failure to pay dividends or make distributions on its shares of common stock could result in the Fund’s ceasing to qualify as a regulated investment company under the Code; and

•	if the asset coverage for the Fund’s shares of preferred stock declines to less than 200% (as a result of market fluctuations or otherwise), the Fund may be required to sell a portion of its investments when it may be disadvantageous to do so.

Pursuant to Section 18 of the 1940 Act, it is unlawful for the Fund, as a registered closed-end investment company, to issue any class of senior security, or to sell any senior security that it issues, unless it can satisfy certain “asset coverage” ratios. The asset coverage ratio with respect to a senior security representing indebtedness means the ratio of the value of the Fund’s total assets (less all liabilities and indebtedness not represented by senior securities) to the aggregate amount of the Fund’s senior securities representing indebtedness. The asset coverage ratio with respect to a senior security representing stock means the ratio of the value of the Fund’s total assets (less all liabilities and indebtedness not represented by senior securities) to the aggregate amount of the Fund’s senior securities representing indebtedness plus the aggregate liquidation preference of the Fund’s outstanding preferred shares.

If, as is the case with the Fund, a registered investment company’s senior securities are equity securities, such securities must have an asset coverage of at least 200% immediately following its issuance. If a registered investment company’s senior securities represent indebtedness, such indebtedness must have an asset coverage of at least 300% immediately after their issuance. Subject to certain exceptions, during any period following issuance that the Fund fails to satisfy these asset coverage ratios, it will, among other things, be prohibited from declaring any dividend or declaring any other distribution in respect of its common stock except a dividend payable in shares of common stock issued by the Fund. A registered investment company may, to the extent permitted by the 1940 Act, segregate assets or “cover” transactions in order to avoid the creation of a class of senior security.

Special Risks to Holders of Fixed Rate Preferred Stock

Illiquidity Prior to Exchange Listing. Prior to the offering, there will be no public market for any additional series of fixed rate preferred stock. In the event any additional series of fixed rate preferred stock are issued, prior application will have been made to list such shares on a national securities exchange, which will likely be the NYSE. However, during an initial period, which is not expected to exceed 30 days after the date of its initial issuance, such shares may not be listed on any securities exchange. During such period, the underwriters may make a market in such shares, though, they will have no obligation to do so. Consequently, an investment in such shares may be illiquid during such period.

Market Price Fluctuation. Shares of fixed rate preferred stock may trade at a premium to or discount from liquidation value for various reasons, including changes in interest rates.

Special Risks for Holders of Auction Rate Preferred Stock

Auction Risk. You may not be able to sell your auction rate preferred stock at an auction if the auction fails, i.e., if more auction rate preferred shares are offered for sale than there are buyers for those shares. Also, if you place an order (a hold order) at an auction to retain auction rate preferred stock only at a specified rate that exceeds the rate set at the auction, you will not retain your auction rate preferred stock. Additionally, if you place a hold order without specifying a rate below which you would not wish to continue to hold your shares and the auction sets a below market rate, you will receive a lower rate of return on your shares than the market rate. Finally, the dividend period may be changed, subject to certain conditions and with notice to the holders of the auction rate preferred stock, which could also affect the liquidity of your investment. Since February 2008, most auction rate preferred stock, including our Series C Auction Rate Preferred, have had failed auctions and holders of such stock have suffered reduced liquidity.

Secondary Market Risk. If you try to sell your auction rate preferred stock between auctions, you may not be able to sell them for their liquidation preference per share or such amount per share plus accumulated dividends. If the Fund has designated a special dividend period of more than seven days, changes in interest rates could affect the price you would receive if you sold your shares in the secondary market. Broker-dealers that maintain a secondary trading market for the auction rate preferred stock are not required to maintain this market, and the Fund is not required to redeem auction rate preferred stock if either an auction or an attempted secondary market sale fails because of a lack of buyers. The auction rate preferred stock will not be registered on a stock exchange. If you sell your auction rate preferred stock to a broker-dealer between auctions, you may receive less than the price you paid for them, especially when market interest rates have risen since the last auction or during a special dividend period. Since February 2008, most auction rate preferred stock, including our Series C Auction Rate Preferred, have had failed auctions and holders of such stock have suffered reduced liquidity, including the inability to sell such stock in a secondary market.

Special Risks for Holders of Subscription Rights

There is a risk that changes in yield or changes in the credit quality of the Fund may result in the underlying preferred stock or common stock purchasable upon exercise of the subscription rights being less attractive to investors at the conclusion of the subscription period. This may reduce or eliminate the value of the subscription rights. Investors who receive subscription rights may find that there is no market to sell rights they do not wish to exercise. Further, if investors exercise only a portion of the rights, the number of preferred shares issued may be reduced, and the preferred stock or common stock may trade at less favorable prices than larger offerings for similar securities.

Common Stock Distribution Policy Risk

The Fund has adopted a policy, which may be changed at any time by the Board, of paying a minimum annual distribution of 10% of the average net asset value of the Fund to common shareholders. In the event the Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount equal to or in excess of its stated distribution in a given year, the Fund may return capital as part of such distribution, which may have the effect of decreasing the asset coverage per share with respect to the Fund’s preferred stock. Any return of capital should not be considered by investors as yield or total return on their investment in the Fund. For the fiscal year ended December 31, 2015, the Fund distributed a return of capital. Distributions sourced from return of capital should not be considered as dividend yield or the total return from an investment in the Fund. Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. The composition of each distribution is estimated based on the earnings of the Fund as of the record date for each distribution. The actual composition of each of the current year’s distributions will be based on the Fund’s investment activity through the end of the calendar year.

Industry Concentration Risk

The Fund invests a significant portion of its assets in companies in the telecommunications, media, publishing, and entertainment industries and, as a result, the value of the Fund’s shares is more susceptible to factors affecting those particular types of companies and those industries, including governmental regulation, a greater price volatility than the overall market, rapid obsolescence of products and services, intense competition, and strong market reactions to technological developments.

Various types of ownership restrictions are imposed by the Federal Communications Commission, or FCC, on investment in media companies and cellular licensees. For example, the FCC’s broadcast and cable multiple-ownership and cross ownership rules, which apply to the radio, television, and cable industries, provide that investment advisers are deemed to have an “attributable” interest whenever the adviser has the right to determine how five percent or more of the issued and outstanding voting stock of a broadcast company or cable system operator may be voted. These rules limit the number of broadcast stations both locally and nationally that a single entity is permitted to own, operate, or control and prohibit ownership of certain competitive communications providers in the same location. The FCC also applies limited ownership restrictions on cellular licensees serving rural areas. An attributable interest in a cellular company arises from the right to control 20% or more of its voting stock.

Attributable interests that may result from the role of the Investment Adviser and its principals in connection with other funds, managed accounts and companies may limit the Fund’s ability to invest in certain mass media and cellular companies. In the event that the Investment Adviser and its affiliates may be deemed to have such an attributable interest, the Board of Directors of the Fund may delegate, from time to time, to the Fund’s Proxy Voting Committee, voting power over certain shares of securities held by the Fund in view of these ownership limitations to ensure compliance with certain FCC regulations.

Smaller Companies

While the Fund intends to focus on the securities of established suppliers of accepted products and services, the Fund may also invest in smaller companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater investment risk than larger, more established companies. For example, smaller companies may have more limited product lines, market or financial resources, and their securities may trade less frequently and in lower volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

Long-Term Objective; Not a Complete Investment Program

The Fund is intended for investors seeking long-term capital growth. The Fund is not meant to provide a vehicle for those who wish to exploit short-term swings in the stock market. An investment in shares of the Fund should not be considered a complete investment program. Each shareholder should take into account the Fund’s investment objectives as well as the shareholder’s other investments when considering an investment in the Fund.

Non-Diversified Status

The Fund is classified as a “non-diversified” investment company under the 1940 Act, which means it is not limited by the 1940 Act in the proportion of its assets that may be invested in the securities of a single issuer. As a non-diversified investment company, the Fund may invest in the securities of individual issuers to a greater degree than a diversified investment company. As a result, the Fund may be more vulnerable to events affecting a single issuer and therefore subject to greater volatility than a fund that is more broadly diversified. Accordingly, an investment in the Fund may present greater risk to an investor than an investment in a diversified company. To qualify as a “regulated investment company,” or “RIC,” for purposes of the Code, the Fund has in the past conducted and intends to conduct its operations in a manner that will relieve it of any liability for federal income tax to the extent its earnings are distributed to shareholders. To so qualify as a “regulated investment company,” among other requirements, the Fund will limit its investments so that, at the close of each quarter of the taxable year:

•	not more than 25% of the market value of its total assets will be invested in the securities (other than U.S. government securities or the securities of other RICs) of a single issuer, any two or more issuers in which the fund owns 20% or more of the voting securities and which are determined to be engaged in the same, similar, or related trades or businesses or in the securities of one or more qualified publicly traded partnerships (as defined in the Code); and

•	at least 50% of the market value of the Fund’s assets will be represented by cash, securities of other regulated investment companies, U.S. government securities and other securities, with such other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the its assets and not more than 10% of the outstanding voting securities of such issuer.

Market Value and Net Asset Value

The Fund is a non-diversified, closed-end management investment company. Shares of closed-end funds are bought and sold in the securities markets and may trade at either a premium to or discount from net asset value. Listed shares of closed-end investment companies often trade at discounts from net asset value. This characteristic of shares of a closed-end fund is a risk separate and distinct from the risk that its net asset value may decrease. The Fund cannot predict whether its listed stock will trade at, below, or above net asset value. As of December 31, 2015, the shares of common stock traded at a discount of 10.3%. Shareholders desiring liquidity may, subject to applicable securities laws, trade their Fund common stock on the NYSE or other markets on which such shares may trade at the then-current market value, which may differ from the then-current net asset value. Shareholders will incur brokerage or other transaction costs to sell stock.

Non-Investment Grade Securities

The Fund may invest up to 10% of its total assets in fixed income securities rated below investment grade by recognized statistical rating agencies or unrated securities of comparable quality. These securities, which may be preferred stock or debt, are predominantly speculative and involve major risk exposure to adverse conditions. Debt securities that are not rated or that are rated lower than “BBB” by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) or lower than “Baa” by Moody’s are referred to in the financial press as “junk bonds.”

Generally, such non-investment grade securities and unrated securities of comparable quality offer a higher current yield than is offered by higher rated securities, but also: (i) will likely have some quality and protective characteristics that, in the judgment of the rating organizations, are outweighed by large uncertainties or major risk exposures to adverse conditions, and (ii) are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligation. The market values of certain of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher quality securities. In addition, such securities generally present a higher degree of credit risk. The risk of loss due to default by these issuers is significantly greater because such non-investment grade securities and unrated securities of comparable quality generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. In light of these risks, the Investment Adviser, in evaluating the creditworthiness of an issue, whether rated or unrated, will take various factors into consideration, which may include, as applicable, the issuer’s operating history, financial resources and its sensitivity to economic conditions and trends, the market support for the facility financed by the issue, the perceived ability and integrity of the issuer’s management, and regulatory matters.

In addition, the market value of securities in non-investment rated categories is more volatile than that of higher quality securities, and the markets in which such non-investment rated or unrated securities are traded are more limited than those in which higher rated securities are traded. The existence of limited markets may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing its portfolio and calculating its net asset value. Moreover, the lack of a liquid trading market may restrict the availability of securities for the Fund to purchase and may also have the effect of limiting the ability of the Fund to sell securities at their fair value in response to changes in the economy or the financial markets.

Non-investment grade securities also present risks based on payment expectations. If an issuer calls the obligation for redemption (often a feature of fixed income securities), the Fund may have to replace the security with a lower yielding security, resulting in a decreased return for investors. Also, as the principal value of nonconvertible bonds and preferred stocks moves inversely with movements in interest rates, in the event of rising interest rates, the value of the securities held by the Fund may decline proportionately more than a portfolio consisting of higher rated securities. Investments in zero coupon bonds may be more speculative and subject to greater fluctuations in value due to changes in interest rates than bonds that pay regular income streams.

As part of its investment in non-investment grade securities, the Fund may invest in securities of issuers in default. The Fund will make an investment in securities of issuers in default only when the Investment Adviser believes that such issuers will honor their obligations or emerge from bankruptcy protection under a plan pursuant to which the securities received by the Fund in exchange for its defaulted securities will have a value in excess of the Fund’s investment. By investing in securities of issuers in default, the Fund bears the risk that these issuers will not continue to honor their obligations or emerge from bankruptcy protection or that the value of the securities will not otherwise appreciate.

In addition to using recognized rating agencies and other sources, the Investment Adviser also performs its own analysis of issues in seeking investments that it believes to be underrated (and thus higher yielding) in light of the financial condition of the issuer. Its analysis of issuers may include, among other things, current and anticipated cash flow and borrowing requirements, value of assets in relation to historical cost, strength of management, responsiveness to business conditions, credit standing, and current anticipated results of operations. In selecting investments for the Fund, the Investment Adviser may also consider general business conditions, anticipated changes in interest rates, and the outlook for specific industries.

Subsequent to its purchase by the Fund, an issue of securities may cease to be rated or its rating may be reduced. In addition, it is possible that statistical rating agencies may change their ratings of a particular issue to reflect subsequent events. Moreover, such ratings do not assess the risk of a decline in market value. None of these events will require the sale of the securities by the Fund, although the Investment Adviser will consider these events in determining whether the Fund should continue to hold the securities.

The market for non-investment grade and comparable unrated securities has experienced several periods of significantly adverse price and liquidity, particularly at or around times of economic recessions. Past market recessions have adversely affected the value of such securities as well as the ability of certain issuers of such securities to repay principal and pay interest thereon or to refinance such securities. The market for those securities may react in a similar fashion in the future.

Foreign Securities

Investments in the securities of foreign issuers involve certain considerations and risks not ordinarily associated with investments in securities of domestic issuers. Foreign companies are not generally subject to uniform accounting, auditing, and financial standards and requirements comparable to those applicable to U.S. companies. Foreign securities exchanges, brokers and listed companies may be subject to less government supervision and regulation than exists in the United States. Dividend and interest income may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. There may be difficulty in obtaining or enforcing a court judgment abroad. In addition, it may be difficult to effect repatriation of capital invested in certain countries. In addition, with respect to certain countries, there are risks of expropriation, confiscatory taxation, political or social instability, or diplomatic developments that could affect assets of the Fund held in foreign countries.

There may be less publicly available information about a foreign company than a U.S. company. Foreign securities markets may have substantially less volume than U.S. securities markets and some foreign company securities are less liquid than securities of otherwise comparable U.S. companies. A portfolio of foreign securities may also be adversely affected by fluctuations in the rates of exchange between the currencies of different nations and by exchange control regulations. Foreign markets also have different clearance and settlement procedures that could cause the Fund to encounter difficulties in purchasing and selling securities on such markets and may result in the Fund missing attractive investment opportunities or experiencing loss. In addition, a portfolio that includes foreign securities can expect to have a higher expense ratio because of the increased transaction costs on non-U.S. securities markets and the increased costs of maintaining the custody of foreign securities. The Fund does not have an independent limit on the amount of its assets that it may invest in the securities of foreign issuers.

The Fund also may purchase sponsored American Depository Receipts (“ADRs”) or U.S. denominated securities of foreign issuers. ADRs are receipts issued by United States banks or trust companies in respect of securities of foreign issuers held on deposit for use in the United States securities markets. While ADRs may not necessarily be denominated in the same currency as the securities into which they may be converted, many of the risks associated with foreign securities may also apply to ADRs.

Emerging Markets Risk

The Fund may invest in securities of issuers whose primary operations or principal trading market is in an “emerging market.” An “emerging market” country is any country that is considered to be an emerging or developing country by the World Bank. Investing in securities of companies in emerging markets may entail special risks relating to potential political and economic instability and the risks of expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment, the lack of hedging instruments and restrictions on repatriation of capital invested. Emerging securities markets are substantially smaller, less developed, less liquid and more volatile than the major securities markets. The limited size of emerging securities markets and limited trading value compared to the volume of trading in U.S. securities could cause prices to be erratic for reasons apart from factors that affect the quality of the securities. For example, limited market size may cause prices to be unduly influenced by traders who control large positions. Adverse publicity and investors’ perceptions, whether or not based on fundamental analysis, may decrease the value and liquidity of portfolio securities, especially in these markets. Other risks include high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries; over-dependence on exports; overburdened infrastructure and obsolete or unseasoned financial systems; environmental problems; less developed legal systems; and less reliable securities custodial services and settlement practices.

Futures Transactions

Futures and options on futures entail certain risks, including but not limited to the following:

•	no assurance that futures contracts or options on futures can be offset at favorable prices;

•	possible reduction of the yield of the Fund due to the use of hedging;

•	possible reduction in value of both the securities hedged and the hedging instrument;

•	possible lack of liquidity due to daily limits or price fluctuations;

•	imperfect correlation between the contracts and the securities being hedged; and

•	losses from investing in futures transactions that are potentially unlimited and the segregation requirements for such transactions.

For a further description, see “Investment Objectives and Policies—Investment Practices” in the SAI.

Forward Currency Exchange Contracts

The use of forward currency exchange contracts may involve certain risks, including the failure of the counterparty to perform its obligations under the contract and that the use of forward contracts may not serve as a complete hedge because of an imperfect correlation between movements in the prices of the contracts and the prices of the currencies hedged or used for cover. For a further description of such investments, see “Investment Objectives and Policies—Investment Practices” in the SAI.

Dependence on Key Personnel

The Investment Adviser is dependent upon the expertise of Mr. Mario J. Gabelli in providing advisory services with respect to the Fund’s investments. If the Investment Adviser were to lose the services of Mr. Gabelli, its ability to service the Fund could be adversely affected. There can be no assurance that a suitable replacement could be found for Mr. Gabelli in the event of his death, resignation, retirement, or inability to act on behalf of the Investment Adviser.

Market Disruption Risk

Certain events have a disruptive effect on the securities markets, such as terrorist attacks, war and other geopolitical events. The Fund cannot predict the effects of similar events in the future on the U.S. economy. Non-investment rated securities and securities of issuers with smaller market capitalizations tend to be more volatile than higher rated securities and securities of issuers with larger market capitalizations so that these events and any actions resulting from them may have a greater impact on the prices and volatility of non-investment rated securities and securities of issuers with smaller market capitalizations than on higher rated securities and securities of issuers with larger market capitalizations.

Special Risks Related to Preferred Securities

There are special risks associated with the Fund’s investing in preferred securities, including:

•	Deferral. Preferred securities may include provisions that permit the issuer, at its discretion, to defer dividends or distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring its dividends or distributions, the Fund may be required to report income for tax purposes although it has not yet received such income.

•	Non-Cumulative Dividends. Some preferred securities are non-cumulative, meaning that the dividends do not accumulate and need not ever be paid. A portion of the portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its shareholders. Should an issuer of a non-cumulative preferred security held by the Fund determine not to pay dividends or distributions on such security, the Fund’s return from that security may be adversely affected. There is no assurance that dividends or distributions on non-cumulative preferred securities in which the Fund invests will be declared or otherwise made payable.

•	Subordination. Preferred securities are subordinated to bonds and other debt instruments in an issuer’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt security instruments.

•	Liquidity. Preferred securities may be substantially less liquid than many other securities, such as common stocks or U.S. government securities.

•	Limited Voting Rights. Generally, preferred security holders (such as the Fund) have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may be entitled to elect a number of directors to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights.

•	Special Redemption Rights. In certain varying circumstances, an issuer of preferred securities may redeem the securities prior to a specified date. For instance, for certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. A redemption by the issuer may negatively impact the return of the security held by the Fund.

Interest Rate Transactions

The Fund may enter into interest rate swap or cap transactions with respect to all or a portion of any series of auction rate preferred stock in order to manage the impact on its portfolio of changes in the dividend rate of such stock. Through these transactions the Fund seeks to obtain the equivalent of a fixed rate for such auction rate preferred stock that is lower than the Fund would have to pay if it issued fixed rate preferred stock. The use of interest rate swaps and caps is a highly specialized activity that involves certain risks to the Fund including, among others, counterparty risk and early termination risk. See “How the Fund Manages Risk—Interest Rate Transactions.”

Investment Companies

The Fund may invest in the securities of other investment companies to the extent permitted by law. To the extent the Fund invests in the common equity of investment companies, the Fund will bear its ratable share of any such investment company’s expenses, including management fees. The Fund will also remain obligated to pay management fees to the Investment Adviser with respect to the assets invested in the securities of other investment companies. In these circumstances holders of the Fund’s common stock will be subject to duplicative investment expenses.

Counterparty Risk

The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Management Risk

The Fund is subject to management risk because it is an actively managed portfolio. The Investment Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

Anti-Takeover Provisions of the Fund’s Governing Documents

The Fund’s Governing Documents include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to an open-end fund. See “Certain Provisions of the Fund’s Governing Documents and Maryland Law.”

Status as a Regulated Investment Company

The Fund has qualified, and intends to remain qualified, for federal income tax purposes as a regulated investment company under Subchapter M of the Code. Qualification requires, among other things, compliance by the Fund with certain distribution requirements. Statutory limitations on distributions on the common stock if the Fund fails to satisfy the 1940 Act’s asset coverage requirements could jeopardize the Fund’s ability to meet such distribution requirements. The Fund presently intends, however, to purchase or redeem preferred stock to the extent necessary in order to maintain compliance with such asset coverage requirements. See “Taxation” for a more complete discussion of these and other federal income tax considerations.

Government Intervention in Financial Markets Risk

The recent instability in the financial markets discussed above has led the U.S. government and certain foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity, including through direct purchases of equity and debt securities. Federal, state, and other governments, their regulatory agencies or self-regulatory organizations may take actions that affect the regulation of the issuers in which the Fund invests, or the issuers of such securities, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objectives.

Congress has enacted sweeping financial legislation, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), signed into law by President Obama on July 21, 2010, regarding the operation of banks, private fund managers and other financial institutions, which includes provisions regarding the regulation of derivatives. Many provisions of the Dodd-Frank Act have been or will be implemented through regulatory rulemakings and similar processes over a period of time. The impact of the Dodd-Frank Act, and of follow-on regulation, on trading strategies and operations is impossible to predict, and may be adverse. Practices and areas of operation subject to significant change based on the impact, direct or indirect, of the Dodd-Frank Act and follow-on regulation, may change in manners that are unforeseeable, with uncertain effects. By way of example and not limitation, direct and indirect changes from the Dodd-Frank Act and follow-on regulation may occur to a significant degree with regard to, among other areas, financial consumer protection, bank ownership of and involvement with private funds, proprietary trading, registration of investment advisers, and the trading and use of many derivative instruments, including swaps. There can be no assurance that such legislation or regulation will not have a material adverse effect on the Fund. In addition, Congress may address tax policy, which also could have uncertain direct and indirect impact on trading and operations, as well as, potentially, the operations and structure of the Fund.

Further, the Dodd-Frank Act created the Financial Stability Oversight Council (“FSOC”), an interagency body charged with identifying and monitoring systemic risks to financial markets. The FSOC has the authority to require that non-bank financial companies that are “predominantly engaged in financial activities,” such as the Fund and the Investment Adviser, whose failure it determines would pose systemic risk, be placed under the supervision of the Board of Governors of the Federal Reserve System (“Federal Reserve”). The FSOC has the authority to recommend that the Federal Reserve adopt more stringent prudential standards and reporting and disclosure requirements for non-bank financial companies supervised by the Federal Reserve. The FSOC also has the authority to make recommendations to the Federal Reserve on various other matters that may affect the Fund, including requiring financial firms to submit resolution plans, mandating credit exposure reports, establishing concentration limits, and limiting short term debt. The FSOC may also recommend that other federal financial regulators impose more stringent regulation upon, or ban altogether, financial activities of any financial firm that poses what it determines are significant risks to the financial system. In the event that the FSOC designates the Fund or the Investment Adviser as a systemic risk to be placed under the Federal Reserve’s supervision, the Fund or the Investment Adviser could face stricter prudential standards, including risk-based capital requirements, leverage limits, liquidity requirements, concentration requirements, and overall risk management requirements, among other restrictions. Such requirements could hinder the Fund’s ability to meet its investment objectives and may place the Fund at a disadvantage with respect to its competitors.

On December 10, 2013, U.S. financial regulators adopted final regulations (the “Final Regulations”) to implement the statutory mandate of the Volcker Rule, with such Financial Regulations having become fully effective on July 21, 2015. The Investment Adviser may attempt to take certain actions to lessen the impact of the Volcker Rule, although no assurance can be given that such actions would be successful and no assurance can be given that such actions would not have a significant negative impact on the Fund.

The continuing implementation of the Dodd-Frank Act could also adversely affect the Investment Adviser and the Fund by increasing transaction and/or regulatory compliance costs. In addition, greater regulatory scrutiny and the implementation of enhanced and new regulatory requirements may increase the Investment Adviser’s and the Fund’s exposure to potential liabilities, and in particular liabilities arising from violating any such enhanced and/or new regulatory requirements. Increased regulatory oversight could also impose administrative burdens on the Investment Adviser and the Fund, including, without limitation, responding to investigations and implementing new policies and procedures. The ultimate impact of the Dodd-Frank Act, and any resulting regulation, is not yet certain and the Investment Adviser and the Fund may be affected by the new legislation and regulation in ways that are currently unforeseeable.

In connection with an ongoing review by the SEC and its staff of the regulation of investment companies’ use of derivatives, on August 31, 2011 the SEC issued a concept release to seek public comment on a wide range of issues raised by the use of derivatives by investment companies. The SEC noted that it intends to consider the comments to help determine whether regulatory initiatives or guidance are needed to improve the current regulatory regime for investment companies and, if so, the nature of any such initiatives or guidance. While the nature of any such regulations is uncertain at this time, it is possible that such regulations could limit the implementation of the Fund’s use of derivatives, which could have an adverse impact on the Fund. The Investment Adviser cannot predict the effects of these regulations on the Fund’s portfolio. The Investment Adviser intends to monitor developments and seeks to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that they will be successful in doing so.

Certain lawmakers support an increase in federal revenue as a component of a plan to address the growing federal budget deficit. Also, comprehensive federal tax reform is the subject of political attention. On February 9, 2012, the CFTC adopted certain amendments to the regulations governing commodity pools, commodity pool operators, and commodity trading advisors (the “CPO-CTA Rulemaking”). As part of the CPO-CTA Rulemaking, the CFTC amended Rule 4.5 under the Commodity Exchange Act (the “CEA”) to impose additional restrictions on the use of futures, options and swaps by registered investment companies, such as the Fund. These amendments limit the ability of the Fund to use futures, options and swaps without the Fund, its advisors and operators being subject to full CFTC regulation, which would impose substantial additional regulatory and compliance burdens on the Investment Adviser (who would have to register as commodity pool operators and/or commodity trading advisers) and the Fund. The ultimate effect these amendments may have on the Investment Adviser and the Fund is thus uncertain; however, it is possible that they may adversely affect the Fund’s ability to manage its portfolio and may impair the Fund’s ability to achieve its investment objectives.

The CPO-CTA Rulemaking also imposed additional reporting and disclosure obligations on commodity pool operators and this may too adversely affect the Fund’s ability to manage its portfolio and impair the Fund’s ability to achieve its investment objectives. The CPO-CTA Rulemaking may substantially increase regulatory compliance costs for the Fund and the Investment Adviser and could have effects on the management of the Fund’s portfolio that are currently unforeseeable, that could reduce returns to investors and that could impair the Fund’s ability to achieve its investment objectives.

In the aftermath of the recent financial crisis, there appears to be a renewed popular, political and judicial focus on finance related consumer protection. Financial institution practices are also subject to greater scrutiny and criticism generally. In the case of transactions between financial institutions and the general public, there may be a greater tendency toward strict interpretation of terms and legal rights in favor of the consuming public, particularly where there is a real or perceived disparity in risk allocation and/or where consumers are perceived as not having had an opportunity to exercise informed consent to the transaction. In the event of conflicting interests between retail investors holding common shares of a closed-end investment company such as the Fund and a large financial institution, a court may similarly seek to strictly interpret terms and legal rights in favor of retail investors.

Market Disruption and Geopolitical Risk

The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria and the Middle East, the ongoing epidemic of the Ebola virus disease in West Africa, terrorist attacks in the United States and around the world, social and political discord, the European debt crisis, and downgrades of U.S. government securities, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the United States and worldwide. The Fund does not know how long the securities markets may be affected by these events and cannot predict the effects of these events or similar events in the future on the U.S. economy and securities markets. There can be no assurance that these events and other market disruptions will not have other material and adverse implications.

HOW THE FUND MANAGES RISK

Investment Restrictions

The Fund has adopted certain investment limitations designed to limit investment risk and maintain portfolio diversification. These limitations are fundamental and may not be changed without the approval of the holders of a majority, as defined in the 1940 Act, of the outstanding shares of common stock and preferred stock voting together as a single class. The Fund may become subject to guidelines that are more limiting than the investment restrictions set forth above in order to obtain and maintain ratings from Moody’s or Fitch Ratings (“Fitch”) on its preferred stock. See “Investment Restrictions” in the SAI for a complete list of the fundamental and non-fundamental investment policies of the Fund.

Interest Rate Transactions

The Fund may enter into interest rate swap or cap transactions in relation to all or a portion of any series of auction rate preferred stock in order to manage the impact on its portfolio of changes in the dividend rate of such stock. Through these transactions, the Fund may, for example, obtain the equivalent of a fixed rate for such auction rate preferred stock that is lower than the Fund would have to pay if it issued fixed rate preferred stock.

The use of interest rate swaps and caps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions. In an interest rate swap, the Fund would agree to pay to the other party to the interest rate swap (which is known as the “counterparty”) periodically a fixed rate payment in exchange for the counterparty agreeing to pay to the Fund periodically a variable rate payment that is intended to approximate the Fund’s variable rate payment obligation on its auction rate preferred stock. In an interest rate cap, the Fund would pay a premium to the counterparty to the interest rate cap and, to the extent that a specified variable rate index exceeds a predetermined fixed rate, would receive from the counterparty payments of the difference based on the notional amount of such cap. Interest rate swap and cap transactions introduce additional risk because the Fund would remain obligated to pay preferred stock dividends or distributions when due in accordance with the Articles Supplementary of the relevant series of the auction rate preferred stock even if the counterparty defaulted. Depending on the general state of short-term interest rates and the returns on the Fund’s portfolio securities at that point in time, such a default could negatively affect the Fund’s ability to make dividend or distribution payments on the auction rate preferred stock. In addition, at the time an interest rate swap or cap transaction reaches its scheduled termination date, there is a risk that the Fund will not be able to obtain a replacement transaction or that the terms of the replacement will not be as favorable as on the expiring transaction. If this occurs, it could have a negative impact on the Fund’s ability to make dividend or distribution payments on the auction rate preferred stock. To the extent there is a decline in interest rates, the value of the interest rate swap or cap could decline, resulting in a decline in the asset coverage for the auction rate preferred shares. A sudden and dramatic decline in interest rates may result in a significant decline in the asset coverage. Under the Articles Supplementary for each series of the preferred stock, if the Fund fails to maintain the required asset coverage on the outstanding preferred stock or fails to comply with other covenants, the Fund may be required to redeem some or all of these shares. The Fund generally may redeem any series of auction rate preferred stock, in whole or in part, at its option at any time (usually on a dividend or distribution payment date), other than during a non-call period. Such redemption would likely result in the Fund seeking to terminate early all or a portion of any swap or cap transactions. Early termination of a swap could result in a termination payment by the Fund to the counterparty, while early termination of a cap could result in a termination payment to the Fund.

The Fund will usually enter into swaps or caps on a net basis; that is, the two payment streams will be netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund intends to segregate cash or liquid securities having a value at least equal to the value of the Fund’s net payment obligations under any swap transaction, marked to market daily. The Fund will monitor any such swap with a view to ensuring that the Fund remains in compliance with all applicable regulatory investment policy and tax requirements.

MANAGEMENT OF THE FUND

General

The business and affairs of the Fund are managed under the direction of the Fund’s Board (who, with its officers, are described in the SAI). The Board decides upon matters of general policy and reviews the actions of the Investment Adviser and the Sub-Administrator (as defined below). Pursuant to an Investment Advisory Agreement with the Fund, the Investment Adviser, under the supervision of the Fund’s Board, provides a continuous investment program for the Fund’s portfolio; provides investment research and makes and executes recommendations for the purchase and sale of securities; and provides all facilities and personnel, including officers required for its administrative management and pays the compensation of all officers and Directors of the Fund who are its affiliates.

The Investment Adviser

The Investment Adviser, a New York limited liability company and registered Investment adviser under the Investment Advisers Act of 1940, as amended, serves as an investment adviser to registered investment companies with combined aggregate net assets approximating $22.0 billion as of December 31, 2015. The Investment Adviser is a wholly owned subsidiary of GAMCO Investors, Inc. (“GBL”), a New York corporation, whose Class A Common Stock is traded on the NYSE under the symbol, “GBL.” Mr. Mario J. Gabelli may be deemed a “controlling person” of the Investment Adviser on the basis of his controlling interest in GBL. Mr. Gabelli owns a majority of the stock of GGCP, Inc. (“GGCP”), which holds a majority of the capital stock and voting power of GBL. The Investment Adviser has several affiliates that provide investment advisory services: GAMCO Asset Management Inc., a wholly owned subsidiary of GBL, acts as investment adviser for individuals, pension trusts, profit sharing trusts, endowments and the GAMCO Mathers Fund, and as sub-adviser to certain third party investment funds, which include registered investment companies, and had assets under management of approximately $16.8 billion as of December 31, 2015; Teton Advisors, Inc., with assets under management of approximately $1.5 billion as of December 31, 2015, acts as investment adviser to The TETON Westwood Funds and separately managed accounts; Gabelli Securities, Inc., previously, a subsidiary of GBL and currently, a majority-owned subsidiary of Associated Capital Group, Inc. (“Associated Capital”), acts as investment adviser to certain alternative investment products, consisting primarily of risk arbitrage and merchant banking limited partnerships and offshore companies, with assets under management of approximately $939 million as of December 31, 2015; and Gabelli Fixed Income, LLC, an indirect wholly owned subsidiary of GBL, acts as investment adviser for separate accounts having assets under management of approximately $38 million as of December 31, 2015. Teton Advisors, Inc. was spun off by GBL in March 2009 and is an affiliate of GBL by virtue of Mr. Gabelli’s ownership of GGCP, the principal stockholder of Teton Advisors, Inc., as of December 31, 2015. Associated Capital was spun off from GBL on November 30, 2015, and is an affiliate of GBL by virtue of Mr. Gabelli’s ownership of GGCP, the principal shareholder of Associated Capital.

Payment of Expenses

The Investment Adviser is obligated to pay expenses associated with providing the services contemplated by the Investment Advisory Agreement between the Fund and the Investment Adviser (the “Advisory Agreement”) including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund, as well as the fees of all Directors of the Fund who are affiliated with the Investment Adviser.

In addition to the fees of the Investment Adviser, the Fund is responsible for the payment of all its other expenses incurred in the operation of the Fund, which include, among other things, expenses for legal and independent accountants’ services, costs of printing proxies, stock certificates and shareholder reports, charges of the custodian, any sub-custodian and transfer and dividend payment agent, expenses in connection with the dividend reinvestment and cash purchase plans, SEC fees, fees and expenses of unaffiliated Directors, accounting and pricing costs, the Fund’s pro rata portion of membership fees in trade associations, fidelity bond coverage for the Fund’s officers and employees, directors’ and officers’ errors and omissions insurance coverage, interest, brokerage costs, taxes, stock exchange listing fees and expenses, all expenses of computing the Fund’s net asset value per share, including any equipment or services obtained solely for the purpose of pricing shares or valuing the Fund’s investment portfolio, expenses of qualifying the Fund for sale in various states, litigation and other extraordinary or non-recurring expenses and other expenses properly payable by the Fund.

Advisory Agreement

Under the terms of the Advisory Agreement, the Investment Adviser manages the portfolio of the Fund in accordance with its stated investment objectives and policies, makes investment decisions for the Fund, and places orders to purchase and sell securities on behalf of the Fund and manages the Fund’s other business and affairs, all subject to the supervision and direction of its Board. In addition, under the Advisory Agreement, the Investment Adviser oversees the administration of all aspects of the Fund’s business and affairs and provides, or arranges for others to provide, at the Investment Adviser’s expense, certain enumerated services, including maintaining the Fund’s books and records, preparing reports to its shareholders and supervising the calculation of the net asset value of its stock. All expenses of computing the Fund’s net asset value, including any equipment or services obtained solely for the purpose of pricing shares of stock or valuing the Fund’s investment portfolio, will be an expense of the Fund under the Advisory Agreement unless the Investment Adviser voluntarily assumes responsibility for such expense. During the fiscal year ended December 31, 2015, the Fund reimbursed the Investment Adviser $45,000 in connection with the cost of computing the Fund’s net asset value.

The Advisory Agreement combines investment advisory and administrative responsibilities in one agreement. For services rendered by the Investment Adviser on behalf of the Fund under the Advisory Agreement, the Fund pays the Investment Adviser a fee computed weekly and paid monthly, equal on an annual basis to 1.00% of the Fund’s average weekly net assets including the liquidation value of preferred stock. The fee paid by the Fund may be higher when leverage in the form of preferred stock is utilized, giving the Investment Adviser an incentive to utilize such leverage. However, the Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the currently outstanding Series B Preferred Stock and Series C Auction Rate Preferred Stock during the fiscal year if the total return of the net asset value of the common stock of the Fund, including distributions and advisory fees subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred stock for the period. In other words, if the effective cost of the leverage for any series of preferred stock exceeds the total return (based on net asset value) on the Fund’s common stock, the Investment Adviser will reduce that portion of its management fee on the incremental assets attributable to the leverage for that series of preferred stock to mitigate the negative impact of the leverage on the common shareholder’s total return. The Investment Adviser currently intends that the voluntary advisory fee waiver will remain in effect for as long as the 6.00% Series B Cumulative Preferred Stock and Series C Auction Rate Cumulative Preferred Stock are outstanding. This fee waiver will not apply to any preferred stock issued from this offering. The Investment Adviser, however, reserves the right to modify or terminate the voluntary advisory fee waiver at any time. The Fund’s total return on the net asset value of the common stock is monitored on a monthly basis to assess whether the total return on the net asset value of the common stock exceeds the stated dividend rate or corresponding swap rate of each particular series of preferred stock for the period. The test to confirm the accrual of the management fee on the assets attributable to each particular series of preferred stock is annual. The Fund will accrue for the management fee on these assets during the fiscal year if it appears probable that the Fund will incur the management fee on those additional assets. For the year ended December 31, 2015, the Fund’s total return on the net asset value of the common stock did not exceed the stated dividend rate or corresponding swap rate of the outstanding preferred stock. Thus, management fees were not earned on these assets.

The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties thereunder, the Investment Adviser is not liable for any error or judgment or mistake of law or for any loss suffered by the Fund. As part of the Advisory Agreement, the Fund has agreed that the name “Gabelli” is the Investment Adviser’s property, and that in the event the Investment Adviser ceases to act as an investment adviser to the Fund, the Fund will change its name to one not including “Gabelli.”

Pursuant to its terms, the Advisory Agreement will remain in effect with respect to the Fund from year to year if approved annually: (i) by the Fund’s Board or by the holders of a majority of the Fund’s outstanding voting securities and (ii) by a majority of the Directors who are not “interested persons” (as defined in the 1940 Act) of any party to the Advisory Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. A discussion regarding the basis of the Board’s approval of the Advisory Agreement is available in the Fund’s semiannual report to shareholders for the six months ended June 30, 2015.

Canadian shareholders should note, to the extent applicable, that there may be difficulty enforcing any legal rights against the Investment Adviser because it is resident outside Canada and all of its assets are situated outside Canada.

Selection of Securities Brokers

The Advisory Agreement contains provisions relating to the selection of securities brokers to effect the portfolio transactions of the Fund. Under those provisions, the Investment Adviser may: (i) direct Fund portfolio brokerage to G.research, Inc. (formerly Gabelli & Company, Inc.) (“G.research”) or other broker-dealer affiliates of the Investment Adviser and (ii) pay commissions to brokers other than G.research that are higher than might be charged by another qualified broker to obtain brokerage and/or research services considered by the Investment Adviser to be useful or desirable for its investment management of the Fund and/or its other advisory accounts or those of any investment adviser affiliated with it. The SAI contains further information about the Advisory Agreement, including a more complete description of the advisory and expense arrangements, exculpatory and brokerage provisions, as well as information on the brokerage practices of the Fund.

Portfolio Managers

Mario J. Gabelli, CFA, is Chairman and Chief Executive Officer of GAMCO Investors, Inc. and Associated Capital, Chief Investment Officer – Value Portfolios for GBL, the Investment Adviser and GAMCO Asset Management Inc., Chief Executive Officer and Chief Investment Officer of GGCP, and a director or officer of other companies affiliated with GBL. Mr. Gabelli serves as portfolio manager for and is a director of several funds in the Gabelli fund family (“Gabelli/ GAMCO Fund Complex” or “Fund Complex”). Mr. Gabelli is a summa cum laude graduate of Fordham University and holds an MBA degree from Columbia Business School and Honorary Doctorates from Fordham University and Roger Williams University.

Lawrence J. Haverty, Jr., CFA, joined GAMCO Investors, Inc. in 2005 and currently is a portfolio manager of Gabelli Funds, LLC and the Fund since 2005. Mr. Haverty was previously a managing director for consumer discretionary research at State Street Research, the Boston based subsidiary of Metropolitan Life Insurance Company. He holds a BA from the Wharton School and a MA from the Graduate School of Arts and Sciences at the University of Pennsylvania where he was a Ford Foundation Fellow.

Christopher J. Marangi, a Managing Director of GBL and Co-Chief Investment Officer of GBL’s Value team, became a portfolio manager of the Fund in July 2013. Mr. Marangi joined Gabelli in 2003 as a research analyst. He currently manages several funds within the Gabelli/GAMCO Fund Complex and serves as a portfolio manager on GAMCO Asset Management Inc.’s institutional and high net worth separate accounts team. Mr. Marangi graduated magna cum laude and Phi Beta Kappa with a BA in Political Economy from Williams College and holds an MBA with honors from Columbia Business School.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

Sub-Administrator

BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon” or the “Sub-Administrator”), with its principal office located at 760 Moore Road, King of Prussia, Pennsylvania 19406, serves as sub-administrator for the Fund. The Sub-Administrator provides certain administrative services necessary for the Fund’s operations which do not include the investment advisory and portfolio management services provided by the Investment Adviser. For these services and the related expenses borne by BNY Mellon, the Investment Adviser pays a prorated monthly fee at the annual rate of 0.0275% of the first $10 billion of the aggregate average net assets of the Fund and all other funds advised by the Investment Adviser or its affiliate Teton Advisors, Inc., and administered by BNY Mellon, 0.0125% of the aggregate average net assets exceeding $10 billion, and 0.01% of the aggregate average net assets in excess of $15 billion.

PORTFOLIO TRANSACTIONS

Principal transactions are not entered into with affiliates of the Fund. However, G.research an affiliate of the Investment Adviser, may execute portfolio transactions on stock exchanges and in the over-the-counter markets on an agency basis and receive a stated commission therefrom. For a more detailed discussion of the Fund’s brokerage allocation practices, see “Portfolio Transactions” in the SAI.

DIVIDENDS AND DISTRIBUTIONS

The Fund may retain for reinvestment, and pay the resulting federal income taxes on, its net capital gain, if any, although the Fund reserves the authority to distribute its net capital gain in any year. Under the Fund’s current distribution policy, which may be modified at any time by its Board of Directors, the Fund intends to pay to holders of the Fund’s common stock, a minimum annual distribution of 10% of the average net asset value of the Fund within a calendar year or an amount sufficient to satisfy the minimum distribution requirements of the Code, whichever is greater. The average net asset value of the Fund is based on the average net asset values as of the last day of the four preceding calendar quarters during the year. Distributions of net investment income generally are taxable to shareholders as ordinary income dividends. If, for any calendar year, the total distributions exceed net investment income and net capital gain, the excess will generally be treated as a tax free return of capital up to the amount of a shareholder’s tax basis in the stock. The amount treated as a tax free return of capital will reduce a shareholder’s tax basis in the stock, thereby increasing such shareholder’s potential taxable gain or reducing his or her potential taxable loss on the sale of the stock. The return of capital is not a dividend or capital gain and may reduce your investment in the Fund. Any amounts distributed to a shareholder in excess of the basis of the stock will be taxable to the shareholder as capital gain. The Fund distributed a return of capital in 2015. See “Taxation.”

In the event the Fund distributes amounts in excess of its net investment income and net capital gain, such distributions will decrease the Fund’s total assets and, therefore, have the likely effect of increasing the Fund’s expense ratio. In addition, in order to make distributions, the Fund might have to sell a portion of its investment portfolio at a time when independent investment judgment might not dictate such action.

The Fund, along with other registered investment companies advised by the Investment Adviser, has obtained an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting the Fund to make periodic distributions of long-term capital gains provided that any distribution policy of the Fund with respect to its common stock calls for periodic (e.g., quarterly or semi-annually, but in no event more frequently than monthly) distributions in an amount equal to a fixed percentage of the Fund’s average net asset value over a specified period of time or market price per share of common stock at or about the time of distribution or payment of a fixed dollar amount. The exemption also permits the Fund to make distributions with respect to its preferred stock in accordance with such stock’s terms.

If the total distributions required by a periodic payment policy exceed the Fund’s net investment income and net capital gain, the excess will be treated as a return of capital. Shareholders may periodically receive the payment of cash distributions from the Fund, which may consist of either a distribution of net profits or a return of capital or a combination of the two. Shareholders should not assume that the source of a distribution from the Fund is net profit. Distributions sourced from paid-in-capital should not be considered the current yield or the total return from an investment in the Fund. If the Fund’s net investment income (including net short-term capital gains) and net long-term capital gains for any year exceed the amount required to be distributed under a periodic payment policy, the Fund generally intends to pay such excess once a year, but may, in its discretion, retain and not distribute net long-term capital gains to the extent of such excess. The Fund reserves the right, but does not currently intend, to retain for reinvestment and pay the resulting U.S. federal income taxes on the excess of its net realized long-term capital gains over its net short-term capital losses, if any. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans.”

AUTOMATIC DIVIDEND REINVESTMENT AND VOLUNTARY CASH PURCHASE PLANS

Enrollment in the Plan

It is the policy of the Fund to automatically reinvest dividends payable to common shareholders. As a “registered” shareholder you automatically become a participant in the Fund’s Automatic Dividend Reinvestment Plan (the “Plan”). The Plan authorizes the Fund to credit shares of common stock to participants upon an income dividend or a capital gains distribution regardless of whether the shares are trading at a discount or a premium to net asset value. All distributions to shareholders whose shares are registered in their own names will be automatically reinvested pursuant to the Plan in additional shares of the Fund. Plan participants may send their stock certificates to Computershare Trust Company, N.A. (“Computershare”) to be held in their dividend reinvestment account. Registered shareholders wishing to receive their distributions in cash must submit this request in writing to:

The Gabelli Multimedia Trust Inc.

c/o Computershare

P.O. Box 30170

College Station, TX 77842-3170

Shareholders requesting this cash election must include the shareholder’s name and address as they appear on the share certificate. Shareholders with additional questions regarding the Plan or requesting a copy of the terms of the Plan, may contact Computershare at (800) 336-6983.

If your shares are held in the name of a broker, bank, or nominee, you should contact such institution. If such institution is not participating in the Plan, your account will be credited with a cash dividend. In order to participate in the Plan through such institution, it may be necessary for you to have your shares taken out of “street name” and re-registered in your own name. Once registered in your own name your distributions will be automatically reinvested. Certain brokers participate in the Plan. Shareholders holding shares in “street name” at participating institutions will have dividends automatically reinvested. Shareholders wishing a cash dividend at such institution must contact their broker to make this change.

The number of shares of common stock distributed to participants in the Plan in lieu of cash dividends is determined in the following manner. Under the Plan, whenever the market price of the Fund’s common stock is equal to or exceeds net asset value at the time shares are valued for purposes of determining the number of shares equivalent to the cash dividends or capital gains distribution, participants are issued shares of common stock valued at the greater of (i) the net asset value as most recently determined or (ii) 95% of the then current market price of the Fund’s common stock. The valuation date is the dividend or distribution payment date or, if that date is not a NYSE trading day, the next trading day. If the net asset value of the common stock at the time of valuation exceeds the market price of the common stock, participants will receive shares from the Fund valued at market price. If the Fund should declare a dividend or capital gains distribution payable only in cash, Computershare will buy shares of common stock in the open market, or on the NYSE or elsewhere, for the participants’ accounts, except that Computershare will endeavor to terminate purchases in the open market and cause the Fund to issue shares at net asset value if, following the commencement of such purchases, the market value of the common stock exceeds the then current net asset value.

The automatic reinvestment of dividends and capital gains distributions will not relieve participants of any income tax which may be payable on such distributions. A participant in the Plan will be treated for federal income tax purposes as having received, on a dividend payment date, a dividend or distribution in an amount equal to the cash the participant could have received instead of shares.

Voluntary Cash Purchase Plan

The Voluntary Cash Purchase Plan is yet another vehicle for our shareholders to increase their investment in the Fund. In order to participate in the Voluntary Cash Purchase Plan, shareholders must have their shares registered in their own name.

Participants in the Voluntary Cash Purchase Plan have the option of making additional cash payments to Computershare for investments in the Fund’s common stock at the then current market price. Shareholders may send an amount from $250 to $10,000. Computershare will use these funds to purchase shares in the open market on or about the 1st and 15th of each month. Computershare will charge each shareholder who participates $0.75, plus a pro rata share of the brokerage commissions, per transaction. Brokerage charges for such purchases are expected to be less than the usual brokerage charge for such transactions. It is suggested that any voluntary cash payments be sent to Computershare, P.O. Box 30170, College Station, TX 77842-3170 such that Computershare receives such payments approximately 10 days before the 1st and 15th of the month. Funds not received at least five days before the investment date shall be held for investment until the next purchase date. A payment may be withdrawn without charge if notice is received by Computershare at least 48 hours before such payment is to be invested.

Shareholders wishing to liquidate shares held at Computershare must do so in writing or by telephone. Please submit your request to the above mentioned address or telephone number. Include in your request your name, address, and account number. The cost to liquidate shares is $2.50, plus a pro rata share of the brokerage commissions, per transaction. Brokerage charges are expected to be less than the usual brokerage charge for such transactions.

For more information regarding the Automatic Dividend Reinvestment Plan and Voluntary Cash Purchase Plan, brochures are available by calling (914) 921-5070 or by writing directly to the Fund.

The Fund reserves the right to amend or terminate the Plan as applied to any voluntary cash payments made and any dividend or distribution paid subsequent to written notice of the change sent to the members of the Plan at least 90 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by Computershare on at least 90 days written notice to participants in the Plan.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of the terms of the Fund’s common stock and preferred stock. This description does not purport to be complete and is qualified by reference to the Fund’s Governing Documents. For complete terms of the common stock and preferred stock, please refer to the actual terms of such series, which are set forth in the Governing Documents.

Common Stock

The Fund is currently authorized to issue two hundred million (200,000,000) shares, all of which were initially classified and designated as common stock, par value $0.001 per share. The Board has the authority to classify and reclassify any authorized but unissued shares of stock from time to time. Of the Fund’s two hundred million (200,000,000) shares initially classified and designated as common stock, three million one thousand (3,001,000) have been reclassified as preferred stock. Each share within a particular class or series thereof has equal voting, dividend, distribution and liquidation rights. There are no conversion or preemptive rights in connection with any outstanding stock of the Fund. The common stock of the Fund is not redeemable and has no preemptive, conversion or cumulative voting rights. In addition, shares of the Fund’s common stock will, when issued, be fully paid and non-assessable. In the event of liquidation, each share of Fund common stock is entitled to its proportion of the Fund’s assets after payment of debts and expenses and the amounts payable to holders of the Fund’s preferred stock ranking senior to the shares of common stock of the Fund as described below.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Subject to certain exceptions summarized below, the charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter.

The common stock of the Fund is listed on the NYSE under the symbol “GGT” and began trading November 14, 1994. As of December 31, 2015, 24,308,212 shares of common stock were outstanding. The average weekly trading volume of the common stock on the NYSE during the period from January 1, 2015 through December 31, 2015, was 87,923 shares.

Shares of closed-end investment companies often trade on an exchange at prices lower than net asset value. The Fund’s common stock has traded in the market at both premiums to and discounts from net asset value.

The following table sets forth for the quarters indicated, the high and low closing prices on the NYSE per share of the Fund’s common stock and the net asset value and the premium or discount from net asset value at which the common stock was trading, expressed as a percentage of net asset value, at each of the high and low NYSE closing prices provided.

	Market Price		Net Asset Value		Premium (Discount) as % of NAV
Period	High	Low	High	Low	High	Low
Fiscal Year 2012
Q1	$7.37	$6.40	$8.18	$7.61	(9.90)	(15.90)
Q2	$7.29	$6.46	$8.06	$7.31	(9.55)	(11.63)
Q3	$7.87	$6.97	$8.06	$7.58	(2.36)	(8.05)
Q4	$7.95	$6.83	$8.18	$7.65	(2.81)	(10.72)
Fiscal Year 2013
Q1	$8.98	$8.07	$9.17	$8.45	(2.07)	(3.54)
Q2	$10.06	$8.54	$9.64	$8.92	3.73	(4.51)
Q3	$10.02	$9.24	$10.00	$9.68	0.20	(4.55)
Q4	$12.42	$9.59	$10.82	$9.90	14.79	(3.18)
Fiscal Year 2014
Q1	$11.54	$9.91	$10.40	$9.68	11.03	2.39
Q2	$10.57	$9.60	$10.22	$10.43	3.39	(7.96)
Q3	$10.10	$9.31	$10.29	$10.16	(1.85)	(8.37)
Q4	$10.58	$8.32	$10.18	$9.20	3.93	(9.57)
Fiscal Year 2015
Q1	$10.00	$9.26	$9.63	$9.69	3.84	(4.44)
Q2	$9.56	$9.13	$10.12	$9.84	(5.53)	(7.22)
Q3	$9.38	$7.44	$9.86	$8.57	(4.87)	(13.17)
Q4	$8.42	$7.21	$9.21	$8.18	(8.58)	(11.86)
Fiscal Year 2016
Q1	$7.65	$6.17	$8.41	$7.28	(9.04)	(15.25)

Preferred Stock

Currently, three million one-thousand (3,001,000) shares of the Fund’s capital stock have been classified by the Board as preferred stock, par value $0.001 per share. The Fund’s Board may reclassify authorized and unissued common stock of the Fund, as preferred stock prior to the completion of any offering. The terms of each series of preferred stock may be fixed by the Board and may materially limit and/or qualify the rights of the holders of the Fund’s common stock. As of December 31, 2015, the Fund had outstanding 791,014 shares of preferred stock, designated as Series B Preferred and 600 shares of preferred stock, designated as Series C Auction Rate Preferred.

Dividends on the Series B Preferred accumulate at an annual rate of 6.00% of the liquidation preference of $25 per share, are cumulative from the date of original issuance thereof, and are payable quarterly on March 26, June 26, September 26, and December 26 of each year. The Fund’s outstanding Series B Preferred is redeemable at the liquidation preference plus accumulated but unpaid dividends (whether or not earned or declared) at the option of the Fund. Under limited circumstances, redemption by the Fund of Series B Preferred is mandatory. The Series B Preferred is listed and traded on the NYSE under the symbol “GGT PrB.”

Dividends on the Series C Auction Rate Preferred accumulate at a variable rate, usually set at a weekly auction. The liquidation preference of the Series C Auction Rate Preferred is $25,000 per share. The Fund generally may redeem the outstanding Series C Auction Rate Preferred, in whole or in part, at any time other than during a non-call period. Under limited circumstances, redemption of the Series C Auction Rate Preferred is mandatory. The Series C Auction Rate Preferred is not traded on any stock exchange.

If the Fund issues any additional series of preferred stock, it will pay dividends to the holders at either a fixed rate or a rate that will be reset frequently based on short-term interest rates, as described in the Prospectus Supplement accompanying each preferred stock offering. The Board may by resolution classify or reclassify any authorized but unissued shares of stock of the Fund from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption. The Fund may not issue any class of stock senior to the existing preferred stock.

Upon a liquidation, dissolution, or winding up of the affairs of the Fund (whether voluntary or involuntary), holders of the Fund’s preferred stock will be entitled to receive out of the assets of the Fund available for distribution to shareholders (after payment of claims of the Fund’s creditors but before any distributions with respect to the Fund’s common stock or any other class of capital stock of the Fund ranking junior to the preferred stock as to liquidation payments) an amount per share equal to such share’s liquidation preference plus any accumulated but unpaid distributions (whether or not earned or declared, excluding interest thereon) to the date of distribution, and such shareholders shall be entitled to no further participation in any distribution or payment in connection with such liquidation. Each series of preferred stock ranks on a parity with any other series of preferred stock of the Fund as to the payment of distributions and the distribution of assets upon liquidation, and is junior to the Fund’s obligations with respect to any outstanding senior securities representing debt. The preferred stock carries one vote per share on all matters on which the common stock is entitled to vote and have additional voting rights pursuant to the 1940 Act and the Charter. The preferred shares are fully paid, non-assessable and have no preemptive, exchange, or conversion rights. The following table shows: (i) the classes of stock authorized, (ii) the number of shares authorized in each class, and (iii) the number of shares outstanding in each class as of December 31, 2015.

Title Of Class	Amount Authorized	Amount Outstanding
Common Stock	196,750,000	24,308,212
Series A Preferred	2,000,000	0
Series B Preferred	1,000,000	791,014
Series C Auction Rate Preferred	1,000	600

As of December 31, 2015, the Fund does not hold any shares of stock for its account.

Restrictions on Dividends and Other Distributions for the Preferred Stock

So long as any preferred stock is outstanding, the Fund may not pay any dividend or distribution (other than a dividend or distribution paid in common stock or in options, warrants, or rights to subscribe for or purchase common stock) in respect of the common stock or call for redemption, redeem, purchase or otherwise acquire for consideration any common stock (except by conversion into or exchange for shares of the Fund ranking junior to the preferred stock as to the payment of dividends or distributions and the distribution of assets upon liquidation), unless:

•	the Fund has declared and paid (or provided to the relevant dividend paying agent) all cumulative distributions on the Fund’s outstanding preferred stock due on or prior to the date of such common stock dividend or distribution;

•	the Fund has redeemed the full number of shares of preferred stock to be redeemed pursuant to any mandatory redemption provision in the Fund’s Governing Documents; and

•	after making the distribution, the Fund meets applicable asset coverage requirements.

No full distribution will be declared or made on any series of preferred stock for any dividend period, or part thereof, unless full cumulative distributions due through the most recent dividend payment dates therefor for all outstanding series of preferred stock of the Fund ranking on a parity with such series as to distributions have been or contemporaneously are declared and made. If full cumulative distributions due have not been made on all outstanding preferred stock of the Fund ranking on a parity with such series of preferred stock as to the payment of distributions, any distributions being paid on the preferred stock will be paid as nearly pro rata as possible in proportion to the respective amounts of distributions accumulated but unmade on each such series of preferred stock on the relevant dividend payment date. The Fund’s obligation to make distributions on the preferred stock will be subordinate to its obligations to pay interest and principal, when due, on any senior securities representing debt.

Voting Rights

Except as otherwise stated in this Prospectus, any prospectus supplement, specified in the Fund’s Charter or resolved by the Board or as otherwise required by applicable law, holders of preferred stock shall be entitled to one vote per share held on each matter submitted to a vote of the shareholders of the Fund and will vote together with holders of common stock and of any other preferred stock then outstanding as a single class.

In connection with the election of the Fund’s Directors, holders of the outstanding shares of preferred stock, voting together as a single class, will be entitled at all times to elect two of the Fund’s Directors, and the remaining Directors will be elected by holders of common stock and holders of preferred stock, voting together as a single class. In addition, if: (i) at any time dividends and distributions on outstanding shares of preferred stock are unpaid in an amount equal to at least two full years’ dividends and distributions thereon and sufficient cash or specified securities have not been deposited with the applicable paying agent for the payment of such accumulated dividends and distributions, or (ii) at any time holders of any other series of preferred stock are entitled to elect a majority of the Directors of the Fund under the 1940 Act, or the applicable Articles Supplementary creating such shares, then the number of Directors constituting the Board automatically will be increased by the smallest number that, when added to the two Directors elected exclusively by the holders of preferred stock as described above, would then constitute a simple majority of the Board as so increased by such smallest number. Such additional Directors will be elected by the holders of the outstanding shares of preferred stock, voting together as a single class, at a special meeting of shareholders which will be called as soon as practicable and will be held not less than ten nor more than twenty days after the mailing date of the meeting notice. If the Fund fails to send such meeting notice or to call such a special meeting, the meeting may be called by any preferred shareholder on like notice. The terms of office of the persons who are Directors at the time of that election will continue. If the Fund thereafter pays, or declares and sets apart for payment in full, all dividends and distributions payable on all outstanding shares of preferred stock for all past dividend periods, or the holders of other series of preferred stock are no longer entitled to elect such additional Directors, the additional voting rights of the holders of the preferred stock as described above will cease, and the terms of office of all of the additional Directors elected by the holders of the preferred stock (but not of the Directors with respect to whose election the holders of common stock were entitled to vote or the two Directors the holders of preferred stock have the right to elect as a separate class in any event) will terminate at the earliest time permitted by law.

So long as shares of preferred stock are outstanding, the Fund will not, without the affirmative vote of the holders of a majority (as defined in the 1940 Act) of the shares of preferred stock outstanding at the time, voting separately as one class, amend, alter or repeal the provisions of the Fund’s Charter whether by merger, consolidation or otherwise, so as to materially adversely affect any of the rights, preferences or powers expressly set forth in the Charter with respect to such shares of preferred stock. Also, to the extent permitted under the 1940 Act, in the event shares of more than one series of preferred stock are outstanding, the Fund will not effect any of the actions set forth in the preceding sentence which materially adversely affect the rights, preferences, or powers expressly set forth in the Charter with respect to such shares of a series of preferred stock differently than those of a holder of shares of any other series of preferred stock without the affirmative vote of the holders of at least a majority of the shares of preferred stock of each series materially adversely affected and outstanding at such time (each such materially adversely affected series voting separately as a class to the extent its rights are affected differently).

Unless a higher percentage is provided under the Charter or Maryland law, the affirmative vote of the holders of a majority (as defined in the 1940 Act) of the outstanding shares of preferred stock, voting as a separate class, will be required to approve any plan of reorganization adversely affecting the preferred stock. The affirmative vote of the holders of 66 2/3% of each class of the outstanding voting shares of the Fund, voting as separate classes, and the vote of a majority (as defined in the 1940 Act) of the holders of preferred shares, voting as a single class, is required to authorize the conversion of the Fund from a closed-end to an open-end investment company. Further, unless a higher percentage is provided for under the Charter, the affirmative vote of a majority (as defined in the 1940 Act) of the votes entitled to be cast by holders of outstanding shares of the Fund’s preferred stock, voting together as a single class, will be required to approve any action requiring a vote of security holders under Section 13(a) of the 1940 Act (other than a conversion of the Fund from a closed-end to an open-end investment company), including, among other things, changes in the Fund’s investment objectives or changes in the investment restrictions described as fundamental policies under “Investment Objectives and Policies” in this Prospectus and the SAI, “How the Fund Manages Risk—Investment Restrictions” in this Prospectus and “Investment Restrictions” in the SAI.

For purposes of this section, except as otherwise required under the 1940 Act, the vote of the holders of a “majority” of the outstanding shares of preferred stock means, in accordance with Section 2(a)(42) of the 1940 Act, the vote, at the annual or a special meeting of the shareholders of the Fund duly called (i) of 67% or more of the shares of preferred stock present at such meeting, if the holders of more than 50% of the outstanding shares of preferred stock are present or represented by proxy, or (ii) of more than 50% of the outstanding shares of preferred stock, whichever is less. The class vote of holders of preferred stock described above in each case will be in addition to a separate vote of the requisite percentage of common stock, and any other preferred stock, voting together as a single class, that may be necessary to authorize the action in question.

The calculation of the elements and definitions of certain terms of the rating agency guidelines may be modified by action of the Board without further action by the shareholders if the Board determines that such modification is necessary to prevent a reduction in rating of the shares of preferred stock by Moody’s and/or Fitch (or such other rating agency then rating the preferred stock at the request of the Fund), as the case may be, or is in the best interest of the holders of common stock and is not adverse to the holders of preferred stock in view of advice to the Fund by the relevant rating agencies that such modification would not adversely affect its then-current rating of the preferred stock.

The foregoing voting provisions will not apply to any series of preferred stock if, at or prior to the time when the act with respect to which such vote otherwise would be required will be effected, such stock will have been redeemed or called for redemption and sufficient cash or cash equivalents provided to the applicable paying agent to effect such redemption. The holders of preferred stock will have no preemptive rights or rights to cumulative voting.

CERTAIN PROVISIONS OF THE FUND’S GOVERNING DOCUMENTS AND MARYLAND LAW

The Fund presently has provisions in its Governing Documents that could have the effect of limiting:

•	the ability of other entities or persons to acquire control of the Fund’s Board;

•	the Fund’s freedom to engage in certain transactions; or

•	the ability of the Fund’s Directors or shareholders to amend the Governing Documents or effectuate changes in the Fund’s management.

These provisions of the Governing Documents of the Fund may be regarded as “anti-takeover” provisions. The Board is divided into three classes, each having a term of three years. Each year the term of one class of Directors will expire. Each Director serves for a three year term and until his or her successor is elected and qualified. Accordingly, only those Directors in one class may be changed in any one year, and it would require two years to change a majority of the Board. The affirmative vote of a majority of the shares present at a meeting of shareholders duly called and at which a quorum is present is required to elect a Director. A classified Board may have the effect of maintaining the continuity of management and, thus, make it more difficult for the shareholders of the Fund to change the majority of Directors. See “Management of the Fund” in the SAI. A Director of the Fund may be removed only for cause by a vote of a majority of the votes entitled to be cast for the election of Directors of the Fund. In addition, the affirmative vote of the holders of 66 2/3% of each class of the outstanding voting shares of the Fund, voting as separate classes, is generally required to authorize any of the following transactions:

•	merger or consolidation of the Fund with or into any other entity;

•	issuance of any securities of the Fund to any person or entity for cash;

•	sale, lease or exchange of all or any substantial part of the assets of the Fund to any entity or person (except assets generally having an aggregate fair market value of less than $1,000,000); or

•	sale, lease, or exchange to the Fund, in exchange for securities of the Fund, of any assets of any entity or person (except assets generally having an aggregate fair market value of less than $1,000,000);

if such corporation, person or entity is directly, or indirectly through affiliates, the beneficial owner of more than 5% of the outstanding shares of the Fund. However, such vote would not be required when, under certain circumstances, the Board approves the transaction or when each class of voting securities of the corporation that is the other party to any of the above listed transactions is (directly or indirectly) majority owned by the Fund.

In addition to the foregoing, the Charter provides that the affirmative vote of the holders of 66 2/3% of each class of the outstanding voting shares of the Fund, voting as separate classes, is required to authorize the conversion of the Fund from a closed-end to an open-end investment company.

The Fund’s Bylaws provide that the affirmative vote of two-thirds of the entire Board of Directors shall be required to approve or declare advisable:

(1) Any amendment to the Charter to make the Fund’s common stock a “redeemable security” or to convert the Fund, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as defined in the 1940 Act);

(2) The liquidation or dissolution of the Fund and any amendment to the Charter to effect any such liquidation or dissolution; or

(3) Any merger, consolidation, share exchange, or sale or exchange of all or substantially all of the assets of the Fund that Maryland law requires be approved by the shareholders of the Fund.

Further, unless a higher percentage is provided for under the Charter, the affirmative vote of the holders of a majority (as defined in the 1940 Act) of the outstanding shares of the Fund’s preferred stock, voting as a separate class, will be required to approve any plan of reorganization adversely affecting such stock or any action requiring a vote of security holders under Section 13(a) of the 1940 Act, including, among other things, open-ending the Fund and changing the Fund’s investment objectives or changing the investment restrictions described as fundamental policies under “Investment Restrictions” in the SAI.

Maryland corporations that are subject to the Securities Exchange Act of 1934 (the “1934 Act”) and have at least three outside directors, such as the Fund, may by board resolution elect to become subject to certain corporate governance provisions set forth in the Maryland General Corporation Law, even if such provisions are inconsistent with the corporation’s charter and bylaws. Accordingly, notwithstanding its Governing Documents, under Maryland law, the Fund’s Board may elect by resolution to, among other things:

•	require that special meetings of shareholders be called only at the request of shareholders entitled to cast at least a majority of the votes entitled to be cast at such meeting;

•	provide that the number of Directors shall be fixed by only the Board;

•	provide that Directors are subject to removal only by the vote of the shareholders entitled to cast two-thirds of the votes entitled to be cast generally in the election of Directors; and

•	vest in the Board the sole power to fill any vacancies on the Board, with any Director so elected to serve for the balance of the unexpired term rather than only until the next annual meeting of shareholders.

The Governing Documents of the Fund presently: (i) require holders of not less than a majority of the votes entitled to be cast to call a special meeting of shareholders; and (ii) provide that the Board shall fix the number of Fund Directors. On November 22, 2010, in accordance with Maryland law, the Fund’s Board elected by resolution and approved Articles Supplementary to vest in the Board the sole power to fill any vacancies on the Board, with any Director so elected to serve for the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Under the Maryland General Corporation Law, if the directors have been divided into classes, unless the charter provides otherwise (which the Charter does not), a director may be removed only for cause by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors. The Board could elect in the future to be subject to the provision of Maryland law that would increase the vote required to remove a Director to two-thirds of all the votes entitled to be cast.

The Fund’s Bylaws provide that, with respect to an annual meeting of shareholders, nominations or persons for election to the Board of Directors and the proposal of business to be considered by shareholders may be made only (1) by or at the direction of the Board of Directors or (2) by a shareholder who was a shareholder of record at the time of providing notice required by the Fund’s Bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the Bylaws. With respect to special meetings of shareholders, only the business specified in the Fund’s notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Directors at a special meeting may be made only (1) by or at the direction of the Board of Directors or (2) provided that a special meeting has been called for the purpose of electing directors, by a shareholder who was a shareholder of record at the time of providing notice required by the Fund’s Bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Bylaws.

The Fund’s Bylaws provide that special meetings of shareholders may be called by the Board of Directors and certain of the Fund’s officers. Additionally, the Fund’s Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Fund upon the written request of shareholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

The provisions of the Governing Documents and Maryland law described above could have the effect of depriving the owners of stock in the Fund of opportunities to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions may render more difficult the accomplishment of a merger or the assumption of control by a principal shareholder.

The Governing Documents of the Fund are on file with the SEC.

CLOSED-END FUND STRUCTURE

The Fund is a non-diversified, closed-end management investment company (commonly referred to as a closed-end fund). Closed-end funds differ from open-end funds (which are generally referred to as mutual funds) in that closed-end funds generally list their shares for trading on a stock exchange and do not redeem their shares at the request of the shareholder. This means that if you wish to sell your shares of a closed-end fund you must trade them on the market like any other stock at the prevailing market price at that time. In a mutual fund, if the shareholder wishes to sell shares of the Fund, the mutual fund will redeem or buy back the shares at “net asset value.” Also, mutual funds generally offer new shares on a continuous basis to new and existing investors, and closed-end funds generally do not. The continuous inflows and outflows of assets in a mutual fund can make it difficult to manage the Fund’s investments. By comparison, closed-end funds are generally able to stay more fully invested in securities that are consistent with their investment objective, to have greater flexibility to make certain types of investments and to use certain investment strategies such as financial leverage and investments in illiquid securities.

Shares of closed-end funds often trade at a discount to their net asset value. Because of this possibility and the recognition that any such discount may not be in the interest of shareholders, the Fund’s Board might consider from time to time engaging in open-market repurchases, tender offers for shares, or other programs intended to reduce a discount. In accordance with determinations made by the Board, the Fund may repurchase its common stock from time to time when it deems such a repurchase advisable. No guarantee or assurance can be made that any of these actions will be undertaken. Nor is there any guarantee or assurance that such actions, if undertaken, would result in the shares trading at a price equal or close to net asset value per share. The Board might also consider converting the Fund to an open-end mutual fund, which would also require a supermajority vote of the shareholders of the Fund and a separate vote of any outstanding preferred shares. We cannot assure you that the Fund’s common stock will not trade at a discount.

REPURCHASE OF COMMON STOCK

The Fund is a closed-end, non-diversified, management investment company and, as such, its shareholders do not, and will not, have the right to redeem their stock. The Fund, however, may repurchase its common stock from time to time as and when it deems such a repurchase advisable. The Fund’s Board has determined that the repurchase of shares of common stock in the open market may be made, from time to time, when such shares are trading at a discount of 5% (or such other percentage as the Board may determine from time to time) or more from net asset value. Pursuant to this authorization the Fund has repurchased and retired in the open market 1,567,558 shares through December 31, 2015.

Pursuant to the 1940 Act, the Fund may repurchase its stock on a securities exchange (provided that the Fund has informed its shareholders within the preceding six months of its intention to repurchase such stock), or as otherwise permitted in accordance with Rule 23c-1 under the 1940 Act. Under Rule 23c-1, certain conditions must be met for such repurchases of its stock regarding, among other things, distribution of net income for the preceding fiscal year, asset coverage with respect to the Fund’s senior debt and equity securities, identity of the sellers, price paid, brokerage commissions, prior notice to shareholders of an intention to purchase stock and repurchasings in a manner and on a basis which does not discriminate unfairly against the other shareholders through their interest in the Fund. In addition, Rule 23c-1 requires the Fund to file notices of such purchase with the SEC. Any repurchase of common stock by the Fund will also be subject to the provisions of the Maryland General Corporation Law, which generally requires that immediately following such repurchase, the total assets of the Fund must be equal to or greater than the sum of the Fund’s total liabilities plus, in certain instances, the aggregate liquidation preference of its outstanding preferred stock and the Fund must be able to pay its debts as they become due in the usual course of business.

When the Fund repurchases its shares of common stock for a price below its net asset value, the net asset value of the common stock that remains outstanding will be enhanced. This does not, however, necessarily mean that the market price of the Fund’s remaining outstanding common stock will be affected, either positively or negatively. Further, interest on any borrowings made to finance the repurchase of common stock will reduce the net income of the Fund.

RIGHTS OFFERING

The Fund may in the future, and at its discretion, choose to make offerings of subscription rights to purchase its common stock or preferred stock. Any such future rights offering will be made in accordance with the 1940 Act. Under the laws of Maryland, the Board is authorized to approve rights offerings without obtaining shareholder approval. The staff of the SEC has interpreted the 1940 Act as not requiring shareholder approval of a transferable rights offering at a price below the then current net asset value so long as certain conditions are met, including: (i) a good faith determination by a fund’s Board that such offering would result in a net benefit to existing shareholders; (ii) the offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible effect of not offering fractional rights); (iii) management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and (iv) the ratio of a transferable rights offering does not exceed one new share for each three rights held.

NET ASSET VALUE

For purposes of determining the Fund’s net asset value per share, portfolio securities listed or traded on a nationally recognized securities exchange or traded in the U.S. over-the-counter market for which market quotations are readily available are valued at the last quoted sale price or a market’s official closing price as of the close of business on the day the securities are being valued. If there were no sales such day, the security is valued at the average of the closing bid and asked prices or, if there were no asked prices quoted on that day, then the security is valued at the closing bid price on that day. If no bid or asked prices are quoted on such day, the security is valued at the most recently available price or, if the Board so determines, by such other method as the Board shall determine in good faith to reflect its fair market value. Portfolio securities traded on more than one national securities exchange or market are valued according to the broadest and most representative market, as determined by the Investment Adviser.

Portfolio securities primarily traded on a foreign market are generally valued at the preceding closing values of such securities on the relevant market, but may be fair valued pursuant to procedures established by the Board if market conditions change significantly after the close of the foreign market but prior to the close of business on the day the securities are being valued. Debt instruments with remaining maturities of 60 days or less that are not credit impaired are valued at amortized cost, unless the Board determines such amount does not reflect the securities’ fair value, in which case these securities will be fair valued as determined by the Board. Debt instruments having a maturity greater than sixty days for which market quotations are readily available are valued at the average of the latest bid and asked prices. If there were no asked prices quoted on such day, the security is valued using the closing bid price. U.S. government obligations with maturities greater than sixty days are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. Futures contracts are valued at the closing settlement price of the exchange or board of trade on which the applicable contract is traded.

Securities and assets for which market quotations are not readily available are fair valued as determined by the Board. Fair valuation methodologies and procedures may include, but are not limited to: analysis and review of available financial and non-financial information about the company; comparisons with the valuation and changes in valuation of similar securities, including a comparison of foreign securities with the equivalent U.S. dollar value ADR securities at the close of the U.S. exchange; and evaluation of any other information that could be indicative of the value of the security.

TAXATION

The following discussion is a brief summary of certain U.S. federal income tax considerations affecting the Fund and its shareholders. This discussion reflects applicable tax laws of the United States as of the date of this Prospectus, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the “IRS”) retroactively or prospectively. No attempt is made to present a detailed explanation of all U.S. federal, state, local and foreign tax concerns affecting the Fund and its shareholders (including shareholders owning a large position in the Fund), and the discussions set forth herein do not constitute tax advice. Investors are urged to consult their own tax advisers to determine the tax consequences to them of investing in the Fund.

Taxation of the Fund

The Fund has elected to be treated and has qualified, and intends to continue to qualify, as a regulated investment company under Subchapter M of the Code. Accordingly, the Fund must, among other things, meet the following requirements regarding the source of its income and the diversification of its assets:

(i)	The Fund must derive in each taxable year at least 90% of its gross income from the following sources, which are referred to herein as “Qualifying Income”: (a) dividends, interest (including tax exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities, or foreign currencies, or other income (including but not limited to gain from options, futures, and forward contracts) derived with respect to its business of investing in such stock, securities, or foreign currencies; and (b) interests in publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”).

(ii)	The Fund must diversify its holdings so that, at the end of each quarter of each taxable year (a) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, the securities of other regulated investment companies, and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the market value of the Fund’s total assets is invested in the securities (other than U.S. government securities and the securities of other regulated investment companies) of (I) any one issuer, (II) any two or more issuers of which the Fund holds 20% or more of the voting stock and that are determined to be engaged in the same business or similar or related trades or businesses, or (III) any one or more Qualified Publicly Traded Partnerships.

As a regulated investment company, the Fund generally will not be subject to U.S. federal income tax on income and gains that the Fund distributes to its shareholders, provided that it distributes each taxable year at least the sum of (i) 90% of the Fund’s investment company taxable income (which includes, among other items, dividends, interest, and the excess of any net short-term capital gain over net long-term capital loss and other taxable income, other than any net long-term capital gain, reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) 90% of the Fund’s net tax exempt interest (the excess of its gross tax exempt interest over certain disallowed deductions). The Fund intends to distribute substantially all of such income at least annually. The Fund will be subject to income tax at regular corporation rates on any taxable income or gains that it does not distribute to its shareholders.

The Code imposes a 4% nondeductible excise tax on the Fund to the extent the Fund does not distribute by the end of any calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year and (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one year period generally ending on October 31 of the calendar year (unless an election is made to use the Fund’s fiscal year). In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from the previous year. While the Fund intends to distribute any income and capital gain in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gain will be distributed to entirely avoid the imposition of the excise tax or other taxes. In that event, the Fund will be liable for the excise tax only on the amount by which it does not meet the foregoing distribution requirement.

If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders.

Taxation of Shareholders

Distributions paid to you by the Fund from its net realized long-term capital gains, if any, that the Fund reports as capital gains dividends (“capital gain dividends”) are taxable as long-term capital gains, regardless of how long you have held your shares. All other dividends paid to you by the Fund (including dividends from short-term capital gains) from its current or accumulated earnings and profits (“ordinary income dividends”) are generally subject to tax as ordinary income.

Special rules apply, however, to ordinary income dividends paid to individuals. If you are an individual, ordinary income dividend that you receive from the Fund generally will be eligible for taxation at the Federal rates applicable to long-term capital gains (currently at a maximum rate of 20%) to the extent that (i) the ordinary income dividend is attributable to “qualified dividend income” (i.e., generally dividends paid by U.S. corporations and certain foreign corporations) received by the Fund, (ii) the Fund satisfies certain holding period and other requirements with respect to the stock on which such qualified dividend income was paid, and (iii) you satisfy certain holding period and other requirements with respect to your shares. There can be no assurance as to what portion of the Fund’s ordinary income dividends will constitute qualified dividend income.

Any distributions you receive that are in excess of the Fund’s current or accumulated earnings and profits will be treated as a tax free return of capital to the extent of your adjusted tax basis in your shares, and thereafter as capital gain from the sale of shares. The amount of any Fund distribution that is treated as a tax free return of capital will reduce your adjusted tax basis in your shares, thereby increasing your potential gain or reducing your potential loss on any subsequent sale or other disposition of your shares.

Dividends and other taxable distributions are taxable to you even if they are reinvested in additional common stock of the Fund. Dividends and other distributions paid by the Fund are generally treated under the Code as received by you at the time the dividend or distribution is made. If, however, the Fund pays you a dividend in January that was declared in the previous October, November, or December and you were the shareholder of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Fund and received by you on December 31 of the year in which the dividend was declared.

Shareholders in the upper income brackets are subject to a federal tax at the rate of 3.8% on net investment income, generally including dividends, capital gain distributions from the Fund, and gain from dispositions of Fund shares by shareholders.

The Fund will send you information after the end of each year setting forth the amount and tax status of any distributions paid to you by the Fund.

The sale or other disposition of shares of the Fund will generally result in capital gain or loss to you, and will be long-term capital gain or loss if you have held such shares for more than one year at the time of sale. Any loss upon the sale or exchange of shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you with respect to such shares. Any loss you realize on a sale or exchange of shares will be disallowed if you acquire other shares (whether through the automatic reinvestment of dividends or otherwise) within a sixty-one day period beginning thirty days before and ending 30 days after your sale or exchange of the shares. In such case, your tax basis in the shares acquired will be adjusted to reflect the disallowed loss.

The Fund may be required to withhold, for U.S. federal backup withholding tax purposes, a portion of the dividends, distributions, and redemption proceeds payable to shareholders who fail to provide the Fund (or its agent) with their correct taxpayer identification number (in the case of individuals, generally, their social security number) or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Certain shareholders are exempt from backup withholding. Backup withholding is not an additional tax and any amount withheld may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the IRS.

Distributions from the Fund may also be subject to state and local taxation, in addition to federal taxation.

Taxation of Subscription Rights for Preferred Shareholders

As more fully described below, upon receipt of a subscription right, a preferred shareholder generally will be treated as receiving a taxable distribution in an amount equal to the fair market value of the subscription right the preferred shareholder receives.

To the extent that the distribution is made out of the Fund’s earnings and profits, the subscription right will be a taxable dividend to the preferred shareholder. If the amount of the distribution received by the preferred shareholder exceeds such shareholder’s proportionate share of the Fund’s earnings and profits, the excess will reduce the preferred shareholder’s tax basis in the preferred shares with respect to which the subscription right was issued (the old share). To the extent that the excess is greater than the preferred shareholder’s tax basis in the old shares, such excess will be treated as gain from the sale of the old shares. If the preferred shareholder held the old shares for more than one year, such gain will be treated as long-term capital gain.

A preferred shareholder’s tax basis in the subscription rights received will equal the fair market value of the subscription rights on the date of the distribution.

A preferred shareholder who allows the subscription rights received to expire generally will recognize a short-term capital loss. Capital losses are deductible only to the extent of capital gains (subject to an exception for individuals under which $3,000 of capital losses may be offset against ordinary income).

A preferred shareholder who sells the subscription rights will recognize a gain or loss equal to the difference between the amount realized on the sale and the preferred shareholder’s tax basis in the subscription rights as described above.

A preferred shareholder will not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering. The tax basis of the shares acquired through exercise of the subscription rights (the new shares) will equal the sum of the subscription price for the new shares and the preferred shareholder’s tax basis in the subscription rights as described above. The holding period for the new shares acquired through exercise of the subscription rights will begin on the date on which the subscription rights are exercised.

Taxation of Subscription Rights for Common Shareholders

The value of a subscription right will not be includible in the income of a common shareholder at the time the subscription right is issued.

The basis of a subscription right issued to a common shareholder will be zero, and the basis of the share with respect to which the subscription right was issued (the old share) will remain unchanged, unless either (a) the fair market value of the subscription right on the date of distribution is at least 15% of the fair market value of the old share, or (b) such shareholder affirmatively elects (in the manner set out in Treasury regulations under the Code) to allocate to the subscription right a portion of the basis of the old share. If either (a) or (b) applies, such shareholder must allocate basis between the old share and the subscription right in proportion to their fair market values on the date of distribution.

The basis of a subscription right purchased in the market will generally be its purchase price.

The holding period of a subscription right issued to a common shareholder will include the holding period of the old share. No gain or loss will be recognized by a common shareholder upon the exercise of a subscription right.

No loss will be recognized by a common shareholder if a subscription right distributed to such common shareholder expires unexercised because the basis of the old share may be allocated to a subscription right only if the subscription right is exercised. If a subscription right that has been purchased in the market expires unexercised, there will be a recognized loss equal to the basis of the subscription right.

Any gain or loss on the sale of a subscription right will be a capital gain or loss if the subscription right is held as a capital asset (which in the case of subscription rights issued to common shareholders will depend on whether the old common share is held as a capital asset), and will be a long-term capital gain or loss if the holding period is deemed to exceed one year.

Conclusion

The foregoing is a general summary of the provisions of the Code and the Treasury regulations in effect as they directly govern the taxation of the Fund and its shareholders. These provisions are subject to change by legislative or administrative action, and any such change may be retroactive. State, local and foreign taxes may apply. The Fund may make taxable distributions to shareholders even during periods in which the value of the Fund’s shares has declined. The Fund does not consider tax consequences to be the primary consideration in making investment decisions. Shareholders should consult their own tax advisers and review the “Taxation” section in the Statement of Additional Information.

CUSTODIAN, TRANSFER AGENT, AUCTION AGENT, AND DIVIDEND DISBURSING AGENT

State Street Bank and Trust Company, located at 1776 Heritage Drive, North Quincy, Massachusetts 02171, serves as the custodian of the Fund’s assets pursuant to a custody agreement. Under the custody agreement, the Custodian holds the Fund’s assets in compliance with the 1940 Act. For its services, the Custodian receives a monthly fee based upon the average weekly value of the total assets of the Fund, plus certain charges for securities transactions.

Computershare Trust Company, N.A., located at 250 Royall Street, Canton, Massachusetts 02021, serves as the Fund’s dividend disbursing agent, as agent under the Fund’s automatic dividend reinvestment and voluntary cash purchase plan and as transfer agent and registrar for shares of common stock of the Fund.

Computershare Trust Company, N.A. also serves as the transfer agent, registrar, dividend paying agent and redemption agent with respect to the Series B Preferred.

The Bank of New York Mellon, located at 101 Barclay Street, New York, NY 10286, serves as the Fund’s auction agent, transfer agent, registrar, dividend paying agent and redemption agent with respect to the Series C Auction Rate Preferred.

PLAN OF DISTRIBUTION

We may sell shares through underwriters or dealers, directly to one or more purchasers, through agents, to or through underwriters or dealers, or through a combination of any such methods of sale. The applicable Prospectus Supplement will identify any underwriter or agent involved in the offer and sale of our shares, any sales loads, discounts, commissions, fees, or other compensation paid to any underwriter, dealer or agent, the offering price, net proceeds, and use of proceeds and the terms of any sale.

The distribution of our shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share in the case of common stock, must equal or exceed the net asset value per share, plus any underwriting commissions or discounts, on our common stock.

We may sell our shares directly to, and solicit offers from, institutional investors or others who may be deemed to be underwriters as defined in the Securities Act of 1933 (the “1933 Act”) for any resales of the securities. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

In connection with the sale of our shares, underwriters or agents may receive compensation from us in the form of discounts, concessions, or commissions. Underwriters may sell our shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of our shares may be deemed to be underwriters under the 1933 Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of our shares may be deemed to be underwriting discounts and commissions under the 1933 Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable Prospectus Supplement. The maximum commission or discount to be received by any FINRA member or independent broker-dealer will not exceed eight percent. We will not pay any compensation to any underwriter or agent in the form of warrants, options, consulting, or structuring fees or similar arrangements.

If a Prospectus Supplement so indicates, we may grant the underwriters an option to purchase additional shares at the public offering price, less the underwriting discounts and commissions, within forty-five days from the date of the Prospectus Supplement, to cover any overallotments.

Under agreements into which we may enter, underwriters, dealers, and agents who participate in the distribution of our shares may be entitled to indemnification by us against certain liabilities, including liabilities under the 1933 Act. Underwriters, dealers, and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

If so indicated in the applicable Prospectus Supplement, we will ourselves, or will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our shares from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contacts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and others, but in all cases such institutions must be approved by us. The obligation of any purchaser under any such contract will be subject to the condition that the purchase of the shares shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

To the extent permitted under the 1940 Act and the rules and regulations promulgated thereunder, the underwriters may from time to time act as brokers or dealers and receive fees in connection with the execution of our portfolio transactions after the underwriters have ceased to be underwriters and, subject to certain restrictions, each may act as a broker while it is an underwriter.

A Prospectus and accompanying Prospectus Supplement in electronic form may be made available on the websites maintained by underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for Internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

In order to comply with the securities laws of certain states, if applicable, our shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

LEGAL MATTERS

Certain legal matters will be passed on by Paul Hastings LLP, 75 E. 55th Street, New York, New York 10022, in connection with the offering of the shares of common and preferred stock.

Certain legal matters will be passed on by Venable LLP, Baltimore, Maryland, in connection with the offering of the shares of common and preferred stock as Maryland counsel to the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP serves as the Independent Registered Public Accounting Firm of the Fund and audits the financial statements of the Fund. PricewaterhouseCoopers LLP is located at 300 Madison Avenue, New York, New York 10017.

ADDITIONAL INFORMATION

The Fund is subject to the informational requirements of the 1934 Act and the 1940 Act and in accordance therewith files, or will file, reports and other information with the SEC. Reports, proxy statements, and other information filed by the Fund with the SEC pursuant to the informational requirements of the 1934 Act and the 1940 Act can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, DC 20549. The SEC maintains a web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Fund, that file electronically with the SEC.

The Fund’s shares of common stock are listed on the NYSE. Reports, proxy statements, and other information concerning the Fund and filed with the SEC by the Fund will be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.

This Prospectus constitutes part of a Registration Statement filed by the Fund with the SEC under the 1933 Act and the 1940 Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Fund and the shares offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

PRIVACY PRINCIPLES OF THE FUND

The Fund is committed to maintaining the privacy of its shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information the Fund collects, how the Fund protects that information and why, in certain cases, the Fund may share information with select other parties.

Generally, the Fund does not receive any non-public personal information relating to its shareholders, although certain non-public personal information of its shareholders may become available to the Fund. The Fund does not disclose any non-public personal information about its shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third party administrator).

The Fund restricts access to non-public personal information about its shareholders to employees of the Fund’s Investment Adviser and its affiliates with a legitimate business need for the information. The Fund maintains physical, electronic, and procedural safeguards designed to protect the non-public personal information of its shareholders.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

An SAI dated as of April 19, 2016, has been filed with the SEC and is incorporated by reference in this Prospectus. An SAI may be obtained without charge by writing to the Fund at its address at One Corporate Center, Rye, New York 10580-1422 or by calling the Fund toll-free at (800) GABELLI (422-3554). The Table of Contents of the SAI is as follows:

No dealer, salesperson, or other person has been authorized to give any information or to make any representations not contained in this Prospectus. If given or made, such information or representation must not be relief upon as having been authorized by the Fund or the Fund’s Investment Adviser. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares of common and preferred stock offered by this Prospectus, nor does it constitute an offer to sell or the solicitation of an offer to buy shares of common stock by anyone in any jurisdiction in which such offer or solicitation would be unlawful.

$400,000,000

The Gabelli Multimedia Trust Inc.

Common Stock

Preferred Stock

Subscription Rights to Purchase Common Stock

Subscription Rights to Purchase Preferred Stock

PROSPECTUS

April 19, 2016

Filed Pursuant to Rule 497(c)

Registration Statement No. 333-195186

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer, solicitation or sale is not permitted.

PROSPECTUS SUPPLEMENT

(To Prospectus dated [                    ])

The Gabelli Multimedia Trust Inc.

Common Stock

We are offering for sale [                ] shares of our common stock. Our common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “GGT.” Our 6.00% Series B Cumulative Preferred Stock (“Series B Preferred”) is traded on the NYSE under the symbol “GGT PrB.” Our Series C Auction Rate Cumulative Preferred Stock (“Series C Auction Rate Preferred Stock,” and together with Series B Preferred, the “Preferred Stock”) is not traded on a stock exchange. The last reported sale price for our common stock on [                ] was $[            ] per share. The net asset value of the Fund’s common stock at the close of business on [            ], [        ] was $[                ] per share.

You should review the information set forth under “Risk Factors and Special Considerations” on page [    ] of the accompanying Prospectus before investing in our common stock or preferred stock.

	Per Common Share		Total (1)
Public Offering Price	$	[ ]	$	[ ]
Underwriting discounts and commissions	$	[ ]	$	[ ]
Proceeds, before expenses, to us	$	[ ]	$	[ ]

(1)	The aggregate expenses of the offering are estimated to be $[ ], which represents approximately $[ ] per share.

The underwriters may also purchase up to an additional [                ] shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within thirty days after the date of this Prospectus Supplement. If the over-allotment option is exercised in full, the total proceeds, before expenses, to the Fund would be $[                ] and the total underwriting discounts and commissions would be $[                ]. The common stock will be ready for delivery on or about [            ,        ].

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our common stock and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the SEC website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted.

2

PROSPECTUS SUPPLEMENT

3

TABLE OF FEES AND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common stock as a percentage of net assets attributable to common stock. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including preferred stock offering expenses.

Stockholder Transaction Expenses

Sales Load (as a percentage of offering price)		[ %]
Offering Expenses Borne by the Fund (as a percentage of offering price)		[ %]
Voluntary Cash Purchase Plan Purchase Fees	$	[ ]
Automatic Dividend Reinvestment and Cash Purchase Plan Sales Fees	$	[ ]
Annual Expenses (as a percentage of net assets attributable to common stock)
Management Fees		[ ]
Interest Payments on Borrowed Funds		[None]
Other Expenses		[ %]

Total Annual Expenses		[ %]
Dividends on Preferred Stock		[ %]

Total Annual Expenses and Dividends on Preferred Stock		[ %]

The purpose of the table above and the example below is to help you understand all fees and expenses that you, as a holder of common stock, would bear directly or indirectly.

The following example illustrates the expenses (including the maximum estimated sales load of $[        ] and estimated offering expenses of $[        ] from the issuance of $[        ] million in common stock) you would pay on a $1,000 investment in common stock, assuming a 5% annual portfolio total return.* The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$	$	$	$

*	The example should not be considered a representation of future expenses. The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

USE OF PROCEEDS

We estimate the net proceeds of the offering to be $[                ] ($[                ] if the over-allotment options is exercised in full) based on the public offering price of $[                ] per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Unless otherwise specified in a prospectus supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes, including the continuation of the Fund’s managed distribution policy. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. Pending such investment, the proceeds of the offering will be held in high quality short-term debt securities and instruments.

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FINANCIAL HIGHLIGHTS

[To be provided.]

PRICE RANGE OF COMMON STOCK

[To be provided.]

PLAN OF DISTRIBUTION

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Paul Hastings LLP, 75 E. 55th Street, New York, New York 10022 in connection with the offering of the shares of common stock.

Certain legal matters will be passed on by Venable LLP, Baltimore, Maryland in connection with the offering of the shares of common stock as Maryland counsel to the Fund.

5

The Gabelli Multimedia Trust Inc.

[                ] Shares of Common Stock

PROSPECTUS SUPPLEMENT

[                    ]

Until, [                    ] (25 days after the date of this prospectus), all dealers that buy, sell or trade the Common Stock, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

6

Filed Pursuant to Rule 497(c)

Registration Statement No. 333-195186

The information in this Prospectus is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT

(To Prospectus dated [            ], [        ])

The Gabelli Multimedia Trust Inc.

Series [                    ] Preferred Stock

We are offering for sale [                ] shares of our preferred stock. Our common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “GGT.” Our 6.00% Series B Cumulative Preferred Stock (“Series B Preferred”) is traded on the NYSE under the symbol “GGT PrB.” Our Series C Auction Rate Cumulative Preferred Stock (“Series C Auction Rate Preferred Stock,” and together with Series B Preferred, the “Preferred Stock”) is not traded on a stock exchange. The last reported sale price for our common stock on [            ],[        ] was $[                ] per share. The net asset value of the Fund’s common stock at the close of business on [            ], [        ] was $[                ] per share.

You should review the information set forth under “Risk Factors and Special Considerations” on page [    ] of the accompanying Prospectus before investing in our common stock or preferred stock.

	Per Common Share		Total(1)
Public Offering Price	$	[ ]	$	[ ]
Underwriting discounts and commissions	$	[ ]	$	[ ]
Proceeds, before expenses, to us	$	[ ]	$	[ ]

(1)	The aggregate expenses of the offering are estimated to be $[ ], which represents approximately $[ ] per share.

The underwriters may also purchase up to an additional [                ] shares of preferred stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within thirty days after the date of this Prospectus Supplement. If the over-allotment option is exercised in full, the total proceeds, before expenses, to the Fund would be $[                ] and the total underwriting discounts and commissions would be $[                ]. The preferred stock should be ready for delivery on or about [                    ].

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our preferred stock and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the SEC website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted.

1

PROSPECTUS SUPPLEMENT

2

TERMS OF THE SERIES [                    ] PREFERRED STOCK

Dividend Rate	The annual dividend rate will be [ ]%.

Dividend Payment Date	[Dividends will be paid when, as and if declared on [ ], [ ], [ ] and [ ], commencing.] The payment date for the initial dividend period will be [ ].]

[Regular Dividend Period]	[Regular dividend periods will be [ ] days.]

Liquidation Preference	$[ ] per share.

[Non-Call Period/Redemption]

The shares generally may not be called for redemption at the option of the Fund prior to [                ]. The Fund reserves the right, however, to redeem the Series [                    ] Preferred Stock at any time if it is necessary, in the judgment of the Board of Directors, to meet tax, regulatory or rating agency asset coverage requirements.

[Commencing [                    ], and thereafter, to the extent permitted by the 1940 Act and Maryland law, the Fund may at any time, upon notice of redemption, redeem the Series [                ] Preferred Shares in whole or in part at the liquidation preference per share plus accumulated unpaid dividends through the date of redemption.]

[Stock Exchange Listing]	Application will be made to list the Series [ ] Preferred Stock on the [ ]. Prior to the offering, there has been no public market for Series [ ] Preferred Stock. It is anticipated that trading on the [ ] will begin within [ ] days from the date of this Prospectus Supplement. During such period, the underwriters do not intend to make a market in Series [ ] Preferred Stock. Consequently, it is anticipated that, prior to the commencement of trading on the [ ], an investment in Series [ ] Preferred Shares will be illiquid.

USE OF PROCEEDS

We estimate the net proceeds of the offering to be $[                ] based on the public offering price of $[                ] per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. Pending such investment, the proceeds of the offering will be held in high quality short-term debt securities and instruments.

CAPITALIZATION

[To be provided]

ASSET COVERAGE RATIO

Pursuant to the 1940 Act, the Fund generally will not be permitted to declare any dividend, or declare any other distribution, upon any outstanding shares of common stock, or purchase any such shares of common stock, unless, in every such case, all shares of preferred stock issued by the Fund have at the time of declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 200% (“1940 Act Asset Coverage Requirement”) after deducting the amount of such dividend, distribution, or purchase price, as the case may be. As of the date of this Prospectus Supplement, all of the Fund’s outstanding shares of preferred stock are expected to have asset coverage on the date of issuance of the Series [                    ] Preferred Stock of approximately [    ]%.

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In addition to the 1940 Act Asset Coverage Requirement, the Fund is subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which have issued ratings for certain of the shares of preferred stock and may issue a rating for the Series [                    ] Preferred Stock.

SPECIAL CHARACTERISTICS AND RISKS OF THE SERIES [                    ] PREFERRED STOCK

Dividends

Holders of Series [                    ] Preferred Stock shall be entitled to receive cumulative cash dividends and distributions at the rate of [    ]% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the $[        ] liquidation preference on the Series [                    ] Preferred Stock. Dividends and distributions on Series [                    ] Preferred Stock will accumulate from the date of their original issue, which is [                    ].

Dividends and distributions will be payable quarterly on [                    ] (each a “Dividend Payment Date”) commencing on [                    ] (or, if any such day is not a business day, then on the next succeeding business day) to holders of record of Series [                    ] Preferred Stock as they appear on the shareholder register of the Fund at the close of business on the fifth preceding business day. Dividends and distributions on Series [                    ] Preferred Stock shall accumulate from the date on which the shares are originally issued. Each period beginning on and including a Dividend Payment Date (or the date of original issue, in the case of the first dividend period after issuance of the Series [                    ] Preferred Stock) and ending on but excluding the next succeeding Dividend Payment Date is referred to herein as a “Dividend Period.” Dividends and distributions on account of arrears for any past Dividend Period or in connection with the redemption of Series [                    ] Preferred Stock may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date as shall be fixed by the Board of Directors.

No full dividends or distributions will be declared or paid on Series [                    ] Preferred Stock for any Dividend Period or part thereof unless full cumulative dividends and distributions due through the most recent Dividend Payment Dates therefor for all series of preferred shares of the Fund ranking on a parity with the Series [                    ] Preferred Stock as to the payment of dividends and distributions have been or contemporaneously are declared and paid through the most recent Dividend Payment Dates therefor. If full cumulative dividends and distributions due have not been paid on all outstanding preferred shares of the Fund, any dividends and distributions being paid on such preferred shares (including the Series [                    ] Preferred Stock) will be paid as nearly pro rata as possible in proportion to the respective amounts of dividends and distributions accumulated but unpaid on each such series of preferred shares on the relevant Dividend Payment Date.

Restrictions on Dividend, Redemption and Other Payments

Under the 1940 Act, the Fund is not permitted to issue preferred shares (such as the Series [                    ] Preferred Stock) unless immediately after such issuance the Fund will have an asset coverage of at least 200% (or such other percentage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities representing shares of a closed-end investment company as a condition of declaring distributions, purchases or redemptions of its shares). In general, the term “asset coverage” for this purpose means the ratio the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the Fund plus the aggregate of the involuntary liquidation preference of the preferred shares. The involuntary liquidation preference refers to the amount to which the preferred shares would be entitled on the involuntary liquidation of the Fund in preference to a security junior to them. The Fund also is not permitted to declare any cash dividend or other distribution on its common shares or purchase its common shares unless, at the time of such declaration or purchase, the Fund satisfies this 200% asset coverage requirement after deducting the amount of the distribution or purchase price, as applicable.

In addition, the Fund may be limited in its ability to declare any cash distribution on its shares of stock (including the Series [                    ] Preferred Stock) or purchase its shares of stock (including the Series [                    ] Preferred Stock) unless, at the time of such declaration or purchase, the Fund has an asset coverage on its indebtedness, if any, of at least 300% after deducting the amount of such distribution or purchase price, as applicable. The 1940 Act contains an exception, however, that permits dividends to be declared upon any preferred shares issued by the Fund (including the Series [                    ] Preferred Stock) if the Fund’s indebtedness has an asset coverage of at least 200% at the time of declaration after deducting the amount of the dividend. In general, the term “asset coverage” for this purpose means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the Fund.

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The term “senior security” does not include any promissory note or other evidence of indebtedness in any case where such a loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the Fund at the time when the loan is made. A loan is presumed under the 1940 Act to be for temporary purposes if it is repaid within 60 days and is not extended or renewed; otherwise it is presumed not to be for temporary purposes. For purposes of determining whether the 200% and 300% asset coverage requirements described above apply in connection with dividends or distributions on or purchases or redemptions of Series [                    ] Preferred Stock, the asset coverage may be calculated on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of the applicable determination.

Voting Rights

Except as otherwise provided in the Fund’s governing documents or a resolution of the Board of Directors or its delegatee, or as required by applicable law, holders of Series [                    ] Preferred Stock shall have no power to vote on any matter except matters submitted to a vote of the Fund’s common shares. In any matter submitted to a vote of the holders of the shares of common stock, each holder of Series [                    ] Preferred Stock shall be entitled to one vote for each share of Series [                    ] Preferred Stock held and the holders of all outstanding preferred shares, including Series [                    ] Preferred Stock, and the common shares shall vote together as a single class; provided, however, that at any meeting of the shareholders of the Fund held for the election of Directors, the holders of the outstanding shares of preferred stock, including Series [                    ] Preferred Stock, shall be entitled, as a class, to the exclusion of the holders of all other classes of shares of stock of the Fund, to elect a number of Fund directors, such that following the election of directors at the meeting of the shareholders, the Fund’s Board of Directors shall contain two directors elected by the holders of the outstanding shares of preferred stock, including the Series [                    ] Preferred Stock.

During any period in which any one or more of the conditions described below shall exist (such period being referred to herein as a “Voting Period”), the number of directors constituting the Board of Directors shall be increased by the smallest number of additional directors that, when added to the two directors elected exclusively by the holders of outstanding shares of preferred stock, would constitute a simple majority of the Board of Directors as so increased by such smallest number, and the holders of outstanding shares of preferred stock, including the Series [                    ] Preferred Shares, voting separately as one class (to the exclusion of the holders of all other classes of shares of stock of the Fund) shall be entitled to elect such smallest number of additional directors. The Fund and the Board of Directors shall take all necessary actions, including amending the Fund’s governing documents, to effect an increase in the number of directors as described in the preceding sentence. A Voting Period shall commence:

(i) if at any time accumulated dividends and distributions on the outstanding shares of Series [                    ] Preferred Stock equal to at least two full years’ dividends and distributions shall be due and unpaid; or

(ii) if at any time holders of any other shares of preferred stock are entitled to elect a majority of the Directors of the Fund under the 1940 Act or Statement or other instrument creating such shares.

Redemption

Mandatory Redemption. Under certain circumstances, the Series [                    ] Preferred Stock will be subject to mandatory redemption by the Fund out of funds legally available therefor in accordance with the Statement and applicable law.

If the Fund fails to have asset coverage, as determined in accordance with Section 18(h) of the 1940 Act, of at least 200% with respect to all outstanding senior securities of the Fund which are shares, including all outstanding Series [                    ] Preferred Stock (or such other asset coverage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities which are shares of a closed-end investment company as a condition of declaring dividends on its common shares), and such failure is not cured as of the cure date specified in

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the Statement, (i) the Fund shall give a notice of redemption with respect to the redemption of a sufficient number of shares of preferred stock, which at the Fund’s determination (to the extent permitted by the 1940 Act and Maryland law) may include any proportion of Series [                    ] Preferred Stock, to enable it to meet the asset coverage requirements, and, at the Fund’s discretion, such additional number of shares of Series [                    ] Preferred Stock or other shares of preferred stock in order for the Fund to have asset coverage with respect to the Series [                    ] Preferred Stock and any other preferred shares remaining outstanding after such redemption as great as 210%, and (ii) deposit an amount with Computershare Trust Company, N.A., and its successors or any other dividend-disbursing agent appointed by the Fund, having an initial combined value sufficient to effect the redemption of the Series [                    ] Preferred Stock or other preferred shares to be redeemed.

On such cure date, the Fund shall redeem, out of funds legally available therefor, the number of preferred shares, which, to the extent permitted by the 1940 Act and Maryland law, at the option of the Fund may include any proportion of Series [                    ] Preferred Stock or any other series of shares of preferred stock, equal to the minimum number of shares the redemption of which, if such redemption had occurred immediately prior to the opening of business on such cure date, would have resulted in the Fund having asset coverage immediately prior to the opening of business on such cure date in compliance with the 1940 Act or, if asset coverage cannot be so restored, all of the outstanding Series [                    ] Preferred Stock, at a price equal to $[                    ] per share plus accumulated but unpaid dividends and distributions (whether or not earned or declared by the Fund) through the date of redemption.

Optional Redemption. Prior to [                    ], the Series [                    ] Preferred Stock is not subject to optional redemption by the Fund unless the redemption is necessary, in the judgment of the Board of Directors, to maintain the Fund’s status as a regulated investment company under Subchapter M of the Internal Revenue Code. Commencing [                    ] and thereafter, to the extent permitted by the 1940 Act and Maryland law, the Fund may at any time upon notice redeem the Series [                    ] Preferred Stock in whole or in part at a price equal to the liquidation preference per share plus accumulated but unpaid dividends through the date of redemption.

Liquidation

In the event of any liquidation, dissolution or winding up of the affairs of the Fund, whether voluntary or involuntary, the holders of Series [                    ] Preferred Stock shall be entitled to receive out of the assets of the Fund available for distribution to shareholders, after satisfying claims of creditors but before any distribution or payment shall be made in respect of the Fund’s common shares or any other shares of the Fund ranking junior to the Series [                    ] Preferred Stock as to liquidation payments, a liquidation distribution in the amount of $[                    ] per share (the “Liquidation Preference”), plus an amount equal to all unpaid dividends and distributions accumulated to and including the date fixed for such distribution or payment (whether or not earned or declared by the Fund, but excluding interest thereon), and such holders shall be entitled to no further participation in any distribution or payment in connection with any such liquidation, dissolution or winding up of the Fund.

If, upon any liquidation, dissolution or winding up of the affairs of the Fund, whether voluntary or involuntary, the assets of the Fund available for distribution among the holders of all outstanding shares of Series [                    ] Preferred Stock, and any other outstanding shares of a class or series of the Fund’s shares of preferred stock ranking on a parity with the Series [                    ] Preferred Stock as to payment upon liquidation, shall be insufficient to permit the payment in full to such holders of Series [                    ] Preferred Stock of the Liquidation Preference plus accumulated and unpaid dividends and distributions and the amounts due upon liquidation with respect to such other preferred shares of the Fund, then such available assets shall be distributed among the holders of Series [                    ] Preferred Stock and such other shares of preferred stock of the Fund ratably in proportion to the respective preferential liquidation amounts to which they are entitled. Unless and until the Liquidation Preference plus accumulated and unpaid dividends and distributions has been paid in full to the holders of Series [                    ] Preferred Stock, no dividends or distributions will be made to holders of the Fund’s shares of common stock or any other shares of the Fund ranking junior to the Series [                    ] Preferred Stock as to liquidation.

Stock Exchange Listing

Application has been made to list the Series [                    ] Preferred Stock on the [                    ]. The shares of Series [                    ] Preferred Stock are expected to commence trading on the [                    ] within [                    ] days of the date of issuance.

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Risks

Risk is inherent in all investing. Therefore, before investing in the Series [                    ] Preferred Stock you should consider the risks carefully. See “Risk Factors and Special Considerations” in the Prospectus. Primary risks associated with an investment in the Series [                    ] Preferred Stock include:

Market Price Risk. The market price for the Series [                    ] Preferred Stock will be influenced by changes in interest rates, the perceived credit quality of the Series [                    ] Preferred Stock and other factors, and may be higher or lower than the liquidation preference of the Series [                    ] Preferred Stock. There is currently no market for the Series [                    ] Preferred Stock.

Liquidity Risk. Currently, there is no public market for the Series [                    ] Preferred Stock. As noted above, an application has been made to list the Series [                    ] Stock on the [                    ]. However, during an initial period which is not expected to exceed [                    ] days after the date of its issuance, the Series [                    ] Preferred Stock will not be listed on any securities exchange. During such period, the underwriters do not intend to make a market in the Series [                    ] Preferred Stock. No assurances can be provided that listing on any securities exchange or market making by the underwriters will result in the market for Series [                    ] Preferred Stock being liquid at any time.

Redemption Risk. The Fund may at any time redeem Series [                    ] Preferred Stock to the extent necessary to meet regulatory asset coverage requirements or requirements imposed by credit rating agencies. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the Series [                    ] Preferred Stock, the Fund may be obligated under the terms of the Series [                    ] Preferred Stock to redeem some or all of the Series [                    ] Preferred Stock. In addition, commencing [                    ], the Fund will be able to call the Series [                    ] Preferred Stock at the option of the Fund. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a higher dividend rate than that of the Series [                    ] Preferred Stock.

The Series [                    ] Preferred Stock are not a debt obligation of the Fund. The Series [                    ] Preferred Stock are junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund, and are of the same ranking as the distributions and liquidation preference of the Series [                    ] Preferred Stock. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the Series [                    ] Preferred Stock for the full redemption price.

[Credit Rating Risk. The Fund is seeking a credit rating on the Series [                    ] Preferred Stock. Any credit rating that is issued on the Series [                    ] Preferred Stock could be reduced or withdrawn while an investor holds Series [                    ] Preferred Stock. A reduction or withdrawal of the credit rating would likely have an adverse effect on the market value of the Series [                    ] Preferred Stock. In addition, a credit rating does not eliminate or mitigate the risks of investing in the Series [                    ] Preferred Stock.]

Distribution Risk. The Fund may not meet the asset coverage requirements or earn sufficient income from its investments to make distributions on the Series [                    ] Preferred Stock.

7

DESCRIPTION OF THE SERIES [                ] PREFERRED STOCK

[To be provided]

TAXATION

[To be provided]

EMPLOYEE BENEFIT PLAN AND IRA CONSIDERATIONS

[To be provided]

UNDERWRITING

[To be provided]

LEGAL MATTERS

Certain legal matters will be passed on by Paul Hastings LLP, 75 E. 55th Street, New York, New York 10022 in connection with the offering of the shares of preferred stock.

Certain legal matters will be passed on by Venable LLP, Baltimore, Maryland in connection with the offering of the shares of preferred stock as Maryland counsel to the Fund.

8

The Gabelli Multimedia Trust Inc.

[                ]Shares

[    ]% Series [                    ] [                    ] Preferred Stock

(Liquidation Preference $[                ] per share)

PROSPECTUS SUPPLEMENT

[            ], [        ]

Until, [                    ] (25 days after the date of this prospectus), all dealers that buy, sell or trade the Preferred Stock, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

9

Filed Pursuant to Rule 497(c)

Registration Statement No. 333-195186

The information in this Prospectus Supplement is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT

(To Prospectus dated [                    ])

[                    ] Rights for [                    ] Shares

Subscription Rights for Common Stock

The Gabelli Multimedia Trust Inc. (the “Fund”, “we”, “us” or “our”) is issuing subscription rights (the “Rights”) to our common stockholders to purchase additional shares of common stock.

The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is to achieve long-term growth of capital, primarily through investment in a portfolio of common stock and other securities of foreign and domestic companies involved in the telecommunications, media, publishing, and entertainment industries. Income is a secondary objective of the Fund. The Fund’s investment adviser is Gabelli Funds, LLC (the “Investment Adviser”).

Shares of our common stock are traded on the New York Stock Exchange (“NYSE”) under the symbol “GGT.” On, [                    ] (the last trading date prior to the Common Stock trading ex-Rights), the last reported net asset value per share of the Common Stock was $ and the last reported sales price per share of Common Stock on the NYSE was $.

An investment in the Fund is not appropriate for all investors. We cannot assure you that the Fund’s investment objective will be achieved. You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in common shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov). For additional information all holders of rights should contact the Information Agent, [                    ], toll-free at [                    ] or please send written request to: [                    ].

Investing in common stock through Rights involves certain risks that are described in the “Special Characteristics and Risks of the Rights Offering” section beginning on page R-[15] of the Prospectus Supplement.

STOCKHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS MAY, AT THE COMPLETION OF THE OFFERING, OWN A SMALLER PROPORTIONAL INTEREST IN THE FUND THAN IF THEY EXERCISED THEIR RIGHTS. AS A RESULT OF THE OFFERING YOU MAY EXPERIENCE DILUTION OR ACCRETION OF THE AGGREGATE NET ASSET VALUE OF YOUR SHARES OF COMMON STOCK DEPENDING UPON WHETHER THE FUND’S NET ASSET VALUE PER SHARE OF COMMON STOCK IS ABOVE OR BELOW THE SUBSCRIPTION PRICE ON THE EXPIRATION DATE.

1

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share		Total
Subscription price of Common Stock to shareholders exercising Rights	$		$
Underwriting discounts and commissions		[ ]		[ ]
Proceeds, before expenses, to the Fund (1)	$		$

(1)	The aggregate expenses of the offering are estimated to be $[ ].

The common stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about [                    ]. If the offer is extended, the common stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about, [                    ].

The date of this Prospectus Supplement is, [                    ]

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Multimedia Trust Inc. This Prospectus Supplement also includes trademarks owned by other persons.

2

PROSPECTUS SUPPLEMENT

3

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[ ] transferable subscription right (a “Right”) will be issued for each common share of the Fund (each, a “Common Share,” and collectively, the “Common Shares”) held on the record date. Rights are expected to trade on the [ ]]. The Rights will allow common shareholders to subscribe for new Common Shares of the Fund. [ ] Common Shares of the Fund are outstanding as of [ ], [ ]. [ ] Rights will be required to purchase one Common Share. [An over-subscription privilege will be offered[, subject to the right of the Board of Trustees of the Fund (the “Board”) to eliminate the over-subscription privilege.]] [ ] Common Shares of the Fund will be issued if all Rights are exercised. [Additional Common Shares will be issued if the over-subscription privilege is exercised.] See “Terms of the Rights Offering.” Any Common Shares issued as a result of the rights offering will not be record date shares for the Fund’s quarterly distribution to be paid on [ ], [ ] and will not be entitled to receive such dividend.

Amount Available for Primary Subscription	Approximately $[ ], before expenses.

Title	Subscription Rights for Common Stock

Subscription Price	Rights may be exercised at a price of $ per share of Common Stock (the “Subscription Price”). See “Terms of the Offer.”

Record Date	Rights will be issued to holders of record of the Fund’s Common Stock on, [ ] (the “Record Date”). See “Terms of the Offer.”

Number of Rights Issued	Right will be issued in respect of each share of Common Stock of the Fund outstanding on the Record Date. See “Terms of the Offer.”

Number of Rights Required to Purchase One Common Share	A holder of Rights may purchase share of Common Stock of the Fund for every Rights exercised. The number of Rights to be issued to a stockholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by. See “Terms of the Offer.”

Over-Subscription Privilege	[Holders of Common Shares on the Record Date (“Record Date Shareholders”) who fully exercise all Rights initially issued to them are entitled to buy those Common Shares, referred to as “primary over-subscription shares,” that were not purchased by other Rights holders at the same Subscription Price. If enough primary over-subscription shares are available, all such requests will be honored in full. If the requests for primary over-subscription shares exceed the primary over-subscription shares available, the available primary over-subscription shares will be allocated pro rata among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund. Common Shares acquired pursuant to the over-subscription privilege are subject to allotment. Rights acquired in the secondary market may not participate in the over-subscription privilege.

[In addition, in the event that the Fund’s per share net asset value at the end of the Subscription Period (described below) is equal to or less than the Subscription Price, the Fund, in its sole discretion, may determine to issue additional Common Shares in an amount of up to [ ]% of the shares issued pursuant to the primary subscription, referred to as “secondary

4

over-subscription shares.” Should the Fund determine to issue some or all of the secondary over-subscription shares, they will be allocated only among Record Date Shareholders who submitted over-subscription requests. Secondary over-subscription shares will be allocated pro rata among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund. Rights acquired in the secondary market may not participate in the over-subscription privilege.]

[Notwithstanding the above, the Board has the right in its absolute discretion to eliminate the over-subscription privilege with respect to either or both primary over-subscription shares and secondary over-subscription shares if it considers it to be in the best interest of the Fund to do so. The Board may make that determination at any time, without prior notice to Rights holders or others, up to and including the fifth day following the Expiration Date (as defined below).] See “Over-Subscription Privilege.”]

Transfer of Rights	The Rights will be transferable. See “Terms of the Rights Offering,” “Sales by Rights Agent” and “Method of Transferring Rights.”

Subscription Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on, [ ] (the “Expiration Date”) (the “Subscription Period”). See “Terms of the Offer” and “Method of Exercise of Rights.”

Offer Expenses	The expenses of the Offer are expected to be approximately $[ ]. See “Use of Proceeds.”

[Solicitation Fee	$[ ] per Common Share to broker-dealers that have executed and delivered a soliciting dealer agreement and have solicited the exercise of Rights. See “Underwriting.”]

Sale of Rights	The Rights are transferable until the completion of the Subscription Period and will be admitted for trading on the [ ]. Although no assurance can be given that a market for the Rights will develop, trading in the Rights on the [ ] is expected to begin three Business Days prior to the Record Date and may be conducted until the close of trading on the last [ ] trading day prior to the completion of the Subscription Period. For purposes of this Prospectus, a “Business Day” shall mean any day on which trading is conducted on the [ ].

The value of the Rights, if any, will be reflected by the market price. Rights may be sold by individual holders or may be submitted to the Rights Agent (defined below) for sale. Any Rights submitted to the Rights Agent for sale must be received by the Rights Agent on or before [ ], [ ], three Business Days prior to the completion of the Subscription Period, due to normal settlement procedures.

Rights that are sold will not confer any right to acquire any Common Shares in any [primary or secondary] over-subscription, and any Record Date shareholder who sells any Rights will not be eligible to participate in the [primary or secondary] over-subscription privilege, if any.

5

Trading of the Rights on the [ ] will be conducted on a when-issued basis until and including the date on which the Subscription Certificates (as defined below) are mailed to Record Date Shareholders and thereafter will be conducted on a regular-way basis until and including the last [ ] trading day prior to the completion of the Subscription Period. The shares are expected to begin trading ex-Rights [ ] Business Days prior to the Record Date.

If the Rights Agent receives Rights for sale in a timely manner, it will use its best efforts to sell the Rights on the [ ]. The Rights Agent will also attempt to sell any Rights (i) a Rights holder is unable to exercise because the Rights represent the right to subscribe for less than one new Common Share or (ii) attributable to shareholders whose record addresses are outside the United States [and Canada], or who have an APO or FPO address. See “Foreign Restrictions.”

Any commissions will be paid by the selling Rights holders. Neither the Fund nor the Rights Agent will be responsible if Rights cannot be sold and neither has guaranteed any minimum sales price for the Rights. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Shareholders are urged to obtain a recent trading price for the Rights on the [ ] from their broker, bank, financial advisor or the financial press.

Banks, broker-dealers and trust companies that hold shares for the accounts of others are advised to notify those persons that purchase Rights in the secondary market that such Rights will not participate in any over-subscription privilege. See “Terms of the Rights Offering” and “Sales by Rights Agent.”

Use of Proceeds	The Fund estimates the net proceeds of the Offer to be approximately $[ ]. This figure is based on the Subscription Price per share of $ and assumes all new shares of Common Stock offered are sold and that the expenses related to the Offer estimated at approximately $[ ] are paid. The Investment Adviser anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months. Pending such investment, the proceeds will be held in high quality short-term debt securities and instruments. See “Use of Proceeds.”

Taxation/ERISA	See “Employee Plan Considerations.”

Rights Agent	[To be provided.]

6

DESCRIPTION OF THE RIGHTS OFFERING

Terms of the Rights Offering

The Fund is issuing to shareholders of record as of [            ], [        ] (“the Record Date”, and such shareholders, the “Record Date Shareholders”)

Rights to subscribe for Common Shares of the Fund. Each Record Date Shareholder is being issued [                    ] transferable Right for each Common Share owned on the Record Date. The Rights entitle the holder to acquire for $[        ] (the “Subscription Price”) one new Common Share for each [                    ] Rights held rounded up to the nearest number of Rights evenly divisible by [                    ]. Fractional shares will not be issued upon the exercise of the Rights. Accordingly, Common Shares may be purchased only pursuant to the exercise of Rights in integral multiples of [                    ]. In the case of Common Shares held of record by Cede & Co. (“Cede”), as nominee for the Depository Trust Company (“DTC”), or any other depository or nominee, the number of Rights issued to Cede or such other depository or nominee will be adjusted to permit rounding up (to the nearest number of Rights evenly divisible by [                    ]) of the Rights to be received by beneficial owners for whom it is the holder of record only if Cede or such other depository or nominee provides to the Fund on or before the close of business on [            ], [        ] written representation of the number of Rights required for such rounding. Rights may be exercised at any time during the period (the “Subscription Period”) which commences on [            ], [        ], and ends at [5:00] PM Eastern Time on [            ], [        ] (the “Expiration Date”). The right to acquire one Common Share for each [                    ] Rights held during the Subscription Period (or any extension thereof) at the Subscription Price will be referred to in the remainder of this Prospectus Supplement as the “Subscription.” Rights will expire on the Expiration Date and thereafter may not be exercised. Any Common Shares issued as a result of the rights offering will not be record date shares for the Fund’s quarterly dividend to be paid on [            ], [        ] and will not be entitled to receive such dividend.

Rights may be evidenced by subscription certificates or may be uncertificated and evidenced by other appropriate documentation (“Subscription Certificates”). The number of Rights issued to each holder will be stated on the Subscription Certificate delivered to the holder. The method by which Rights may be exercised and shares paid for is set forth below in “Method of Exercise of Rights” and “Payment for Shares.” A Holder of Rights will have no right to rescind a purchase after [                    ] (the “Rights Agent”) has received payment. See “Payment for Shares” below. It is anticipated that the Common Shares issued pursuant to an exercise of Rights will be listed on the [                    ].

[Holders of Rights who are Record Date Shareholders are entitled to subscribe for additional Common Shares at the same Subscription Price pursuant to the over-subscription privilege, subject to certain limitations, subject to allotment and subject to the right of the Board to eliminate the over-subscription privilege. See “Over-Subscription Privilege” below.]

For purposes of determining the maximum number of Common Shares that may be acquired pursuant to the offer, broker-dealers, trust companies, banks or others whose shares are held of record by Cede or by any other depository or nominee will be deemed to be the holders of the Rights that are held by Cede or such other depository or nominee on their behalf.

The Rights are transferable until the completion of the Subscription Period and will be admitted for trading on the [                    ]. Assuming a market exists for the Rights, the Rights may be purchased and sold through usual brokerage channels and also sold through the Rights Agent. Although no assurance can be given that a market for the Rights will develop, trading in the Rights on the [                    ] is expected to begin three Business Days prior to the Record Date and may be conducted until the close of trading on the last [    ] trading day prior to the completion of the Subscription Period. Trading of the Rights on the [                    ] is expected to be conducted on a when-issued basis until and including the date on which the Subscription Certificates are mailed to Record Date Shareholders and thereafter is expected to be conducted on a regular way basis until and including the last [    ] trading day prior to the completion of the Subscription Period. The method by which Rights may be transferred is set forth below under “Method of Transferring Rights.” The Common Shares are expected to begin trading ex-Rights two Business Days prior to the Record Date as determined and announced by the NYSE.

Nominees who hold the Fund’s Common Shares for the account of others, such as banks, broker-dealers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as

7

possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the nominee should complete the Subscription Certificate and submit it to the Rights Agent with proper payment. In addition, beneficial owners of the Common Shares or Rights held through such a nominee should contact the nominee and request the nominee to effect transactions in accordance with such beneficial owner’s instructions.

[Participants in the Fund’s Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan (the “Plan”) will be issued Rights in respect of the Common Shares held in their accounts in the Plan. Participants wishing to exercise these Rights must exercise the Rights in accordance with the procedures set forth in “Method of Exercise of Rights” and “Payment for Shares.”]

Important Dates to Remember

[Please note that the dates in the table below may change if the rights offering is extended.]

EVENT	DATE
Record Date	[ ], [ ]
Subscription Period	[ ], [ ] through [ ], [ ]
Expiration Date*	[ ], [ ]
Payment for Guarantees of Delivery Due*	[ ], [ ]
Confirmation Date	[ ], [ ]

*	A shareholder exercising Rights must deliver by [5:00 PM] Eastern Time on [ ], [ ] either (a) a Subscription Certificate and payment for shares or (b) a notice of guaranteed delivery and payment for shares.

[Over-Subscription Privilege

The Board has the right in its absolute discretion to eliminate the over-subscription privilege with respect to either or both primary over-subscription shares and secondary over-subscription shares if it considers it to be in the best interest of the Fund to do so. The Board may make that determination at any time, without prior notice to Rights holders or others, up to and including the tenth day following the Expiration Date. If the primary or secondary over-subscription privilege is not eliminated, it will operate as set forth below.

Rights holders who are Record Date Shareholders and who fully exercise their Rights are entitled to subscribe for additional Common Shares at the same Subscription Price pursuant to the over-subscription privilege, subject to certain limitations and subject to allotment.

Record Date Shareholders who fully exercise all Rights initially issued to them are entitled to buy those Common Shares, referred to as “primary over-subscription shares,” that were not purchased by other Holders of Rights at the same Subscription Price. If enough primary over-subscription shares are available, all such requests will be honored in full. If the requests for primary over-subscription shares exceed the primary over-subscription shares available, the available primary over-subscription shares will be allocated pro rata among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund. Common Shares acquired pursuant to the over-subscription privilege are subject to allotment.

[In addition, in the event that the Fund’s per share net asset value at the end of the Subscription Period is equal to or less than the Subscription Price, the Fund, in its sole discretion, may determine to issue additional Common Shares in an amount of up to [    ]% of the shares issued pursuant to the primary subscription, referred to as “secondary over-subscription shares.” Should the Fund determine to issue some or all of the secondary over-subscription shares, they will be allocated only among Record Date Shareholders who submitted over-subscription requests. Secondary over-subscription shares will be allocated pro rata among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund. Rights acquired in the secondary market may not participate in the over-subscription privilege.]

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Record Date Shareholders who are fully exercising their Rights during the Subscription Period should indicate, on the Subscription Certificate that they submit with respect to the exercise of the Rights issued to them, how many Common Shares they are willing to acquire pursuant to the over-subscription privilege. Rights acquired in the secondary market may not participate in the over subscription privilege.

To the extent sufficient Common Shares are not available to fulfill all over-subscription requests, unsubscribed Common Shares (the “Excess Shares”) will be allocated pro-rata among those Record Date Shareholders who over-subscribe based on the number of Rights issued to them by the Fund. The allocation process may involve a series of allocations in order to assure that the total number of Common Shares available for over-subscriptions is distributed on a pro rata basis.

The formula to be used in allocating the Excess Shares is as follows:

Shareholder’s Record Date Position	x	Excess Shares Remaining
Total Record Date Position of All Over-Subscribers

Banks, broker-dealers, trustees and other nominee holders of Rights will be required to certify to the Rights Agent, before any over-subscription privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of Rights exercised during the Subscription Period and the number of Common Shares subscribed for pursuant to the over-subscription privilege by such beneficial owner and that such beneficial owner’s subscription was exercised in full. Nominee holder over-subscription forms and beneficial owner certification forms will be distributed to banks, broker-dealers, trustees and other nominee holders of Rights with the Subscription Certificates. Nominees should also notify holders purchasing Rights in the secondary market that such Rights may not participate in the over-subscription privilege.

The Fund will not offer or sell any Common Shares that are not subscribed for during the Subscription Period or pursuant to the over-subscription privilege.

The Fund has been advised that the Investment Adviser and each of the Fund’s Directors may exercise some or all of the Rights initially issued to them, and may request additional Common Shares pursuant to the over-subscription privilege. In addition, Mario J. Gabelli or his affiliated entities may also purchase Common Shares during the Subscription Period and pursuant to the over-subscription privilege.]

Sales by Rights Agent

Holders of Rights who are unable or do not wish to exercise any or all of their Rights may instruct the Rights Agent to sell any unexercised Rights. The Subscription Certificates representing the Rights to be sold by the Rights Agent must be received on or before [            ], [        ]. Upon the timely receipt of the appropriate instructions to sell Rights, the Rights Agent will use its best efforts to complete the sale and will remit the proceeds of sale, net of any commissions, to the holders. The Rights Agent will also attempt to sell any Rights attributable to shareholders whose record addresses are outside the United States [and Canada], or who have an APO or FPO address. The selling Rights holder will pay all brokerage commissions incurred by the Rights Agent, G. research, Inc. (the “Dealer Manager”), a registered broker-dealer, may also act on behalf of its clients to purchase or sell Rights in the open market and be compensated for its services at a commission of up to $[ ] per Right, provided that, if the Rights trade at a value of $0.01 or less at the time of such sale, then no commission will be charged. The Rights Agent will automatically attempt to sell any unexercised Rights that remain unclaimed as a result of Subscription Certificates being returned by the postal authorities as undeliverable as of the fourth Business Day prior to the Expiration Date. These sales will be made net of commissions, taxes and any other expenses paid on behalf of the nonclaiming holders of Rights. Proceeds from those sales will be held by [Computershare Trust Company, N.A.,] in its capacity as the Fund’s transfer agent, for the account of the nonclaiming holder of Rights until the proceeds are either claimed or escheated. There can be no assurance that the Rights Agent will be able to complete the sale of any of these Rights and neither the Fund nor the Rights Agent has guaranteed any minimum sales price for the Rights. All of these Rights will be sold at the market price, if any, through an exchange or market trading the Rights. If the Rights can be sold, sales of the Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

9

Holders of Rights attempting to sell any unexercised Rights in the open market through a broker-dealer other than the Dealer Manager should consider the commissions and fees charged by the broker-dealer prior to selling their rights on the open market.

Shareholders are urged to obtain a recent trading price for the Rights on the [                    ] from their broker, bank, financial advisor or the financial press.

Method of Transferring Rights

The value of the Rights, if any, will be reflected by the market price. Rights may be sold by individual holders or may be submitted to the Rights Agent for sale. Any Rights submitted to the Rights Agent for sale must be received by the Rights Agent on or before [            ], [        ], three Business Days prior to the completion of the Subscription Period, due to normal settlement procedures.

Rights that are sold will not confer any right to acquire any Common Shares in any primary over-subscription, and any Record Date Shareholder who sells any Rights will not be eligible to participate in the primary over-subscription, if any.

The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Rights Agent a Subscription Certificate properly endorsed for transfer, with instructions to register the portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing the transferred Rights). In this event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should promptly transfer such Rights to ensure that: (i) the transfer instructions will be received and processed by the Rights Agent, (ii) a new Subscription Certificate will be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by the new Subscription Certificates may be exercised or sold by the recipients thereof prior to the Expiration Date. Neither the Fund nor the Rights Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

Except for the fees charged by the Rights Agent (which will be paid by the Fund as described below), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of these commissions, fees or expenses will be borne by the Fund or the Rights Agent.

The Fund anticipates that the Rights will be eligible for transfer through, and that the exercise of the Rights may be effected through, the facilities of DTC (Rights exercised through DTC are referred to as “DTC Exercised Rights”).

Rights Agent

The Rights Agent is [                    ]. The Rights Agent will receive from the Fund an amount estimated to be $[        ], comprised of the fee for its services and the reimbursement for certain expenses related to the Rights offering.

Information Agent

INQUIRIES BY ALL HOLDERS OF RIGHTS SHOULD BE DIRECTED TO: THE INFORMATION AGENT, [[                    ]]; HOLDERS MAY ALSO CONSULT THEIR BROKERS OR NOMINEES.

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Method of Exercise of Rights

Rights may be exercised by completing and signing the reverse side of the Subscription Certificate and mailing it in the envelope provided, or otherwise delivering the completed and signed Subscription Certificate to the Rights Agent, together with payment for the Common Shares as described below under “Payment for Shares.” Rights may also be exercised through the broker of a holder of Rights, who may charge the holder of Rights a servicing fee in connection with such exercise.

Completed Subscription Certificates must be received by the Rights Agent prior to 5:00 PM Eastern Time, on the Expiration Date (unless payment is effected by means of a notice of guaranteed delivery as described below under “Payment for Shares”). The Subscription Certificate and payment should be delivered to the Rights Agent at the following address:

If By Mail:

The Gabelli Multimedia Trust Inc.

[                                 ]

If By Overnight Courier:

The Gabelli Multimedia Trust Inc.

[                                 ]

Payment for Shares

Holders of Rights who acquire Common Shares in the Subscription may choose between the following methods of payment:

(1)	A holder of Rights can send the Subscription Certificate, together with payment in the form of a check for the Common Shares subscribed for in the Rights offering and, if eligible, for any additional Common Shares subscribed for pursuant to the over-subscription privilege, to the Rights Agent based on the Subscription Price of $[ ] per Common Share. To be accepted, the payment, together with the executed Subscription Certificate, must be received by the Rights Agent at the address noted above prior to 5:00 PM Eastern Time on the Expiration Date. The Rights Agent will deposit all share purchase checks received by it prior to the final due date into a segregated account pending proration and distribution of Common Shares. The Rights Agent will not accept cash as a means of payment for Common Shares.

(2)	Alternatively, a subscription will be accepted by the Rights Agent if, prior to 5:00 PM Eastern Time on the Expiration Date, the Rights Agent has received a written notice of guaranteed delivery from a bank, trust company, or a NYSE member, guaranteeing delivery of (i) payment of the full Subscription Price for the Common Shares subscribed for in the Rights offering and, if eligible, for any additional Common Shares subscribed for pursuant to the over-subscription privilege, and (ii) a properly completed and executed Subscription Certificate. The Rights Agent will not honor a notice of guaranteed delivery if a properly completed and executed Subscription Certificate is not received by the Rights Agent by the close of business on the third Business Day after the Expiration Date and the full payment is not received by the Expiration Date. The notice of guaranteed delivery may be delivered to the Rights Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Rights Agent by facsimile transmission (fax number 617-360-6810; telephone number to confirm receipt 781-575-2332).

EXCEPT AS OTHERWISE SET FORTH BELOW, A PAYMENT PURSUANT TO THIS METHOD MUST BE IN UNITED STATES DOLLARS BY CHECK DRAWN ON A BANK LOCATED IN THE CONTINENTAL UNITED STATES (OR FOR ELIGIBLE CANADIAN RESIDENTS, A BANK LOCATED IN CANADA), MUST BE PAYABLE TO THE GABELLI MULTIMEDIA TRUST INC. AND MUST ACCOMPANY AN EXECUTED SUBSCRIPTION CERTIFICATE TO BE ACCEPTED.

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If a holder of Rights who acquires Common Shares pursuant to the Rights offering does not make payment of all amounts due, the Fund reserves the right to take any or all of the following actions: (i) find other purchasers for such subscribed-for and unpaid-for Common Shares; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of Common Shares which could be acquired by such holder upon exercise of the Rights or any over-subscription privilege; (iii) sell all or a portion of the Common Shares purchased by the holder, in the open market, and apply the proceeds to the amounts owed; and (iv) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed Common Shares and to enforce the relevant guarantee of payment.

Issuance and delivery of certificates from the common shares purchased are subject to collection of checks. Any payment required from a holder of Rights must be received by the Rights Agent prior to 5:00 PM Eastern Time on the Expiration Date.

Within ten Business Days following the Expiration Date (the “Confirmation Date”), a confirmation will be sent by the Rights Agent to each holder of Rights (or, if the Common Shares are held by Cede or any other depository or nominee, to Cede or such other depository or nominee), showing (i) the number of Common Shares acquired pursuant to the Subscription, (ii) the number of Common Shares, if any, acquired pursuant to the over-subscription privilege, and (iii) the per share and total purchase price for the Common Shares. Any payment required from a holder of Rights must be received by the Rights Agent on or prior to the Expiration Date. Any excess payment to be refunded by the Fund to a holder of Rights, or to be paid to a holder of Rights as a result of sales of Rights on its behalf by the Rights Agent, will be mailed by the Rights Agent to the holder within fifteen business days after the Expiration Date.

A holder of Rights will have no right to rescind a purchase after the Rights Agent has received payment either by means of a notice of guaranteed delivery or a check.

Holders, such as broker-dealers, trustees or depositories for securities, who hold Common Shares for the account of others, should notify the respective beneficial owners of the Common Shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of the Rights should complete Subscription Certificates and submit them to the Rights Agent with the proper payment. In addition, beneficial owners of Common Shares or Rights held through such a holder should contact the holder and request that the holder effect transactions in accordance with the beneficial owner’s instructions. Banks, broker-dealers, trustees and other nominee holders that hold Common Shares of the Fund for the accounts of others are advised to notify those persons that purchase Rights in the secondary market that such Rights may not participate in any over-subscription privilege offered.

THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION CERTIFICATES SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE FUND.

THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE RIGHTS AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT THE CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE RIGHTS AGENT AND CLEARANCE OF PAYMENT PRIOR TO [5:00 PM] EASTERN TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF A CERTIFIED OR CASHIER’S CHECK OR MONEY ORDER.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Fund, whose determinations will be final and binding. The Fund in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or

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reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Fund determines in its sole discretion. Neither the Fund nor the Rights Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

Foreign Restrictions

Subscription Certificates will only be mailed to Record Date Shareholders whose addresses are within the United States [and Canada] (other than an APO or FPO address). Because the offering of the Rights will not be registered in any jurisdiction other than the United States [and Canada], the Rights Agent will attempt to sell all of the Rights issued to shareholder’s outside of these jurisdictions and remit the net proceeds, if any, to such shareholders. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day the Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Employee Benefit Plan and IRA Considerations

Holders of Rights that are employee benefit plans subject to limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”), such as employee plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Keogh Plans and Individual Retirement Accounts (“IRA”) (each a “Benefit Plan” and collectively, “Benefit Plans”), should be aware that the use of additional contributions of cash outside of the Benefit Plan to exercise Rights may be treated as additional contributions to the Benefit Plan. When taken together with contributions previously made, such deemed additional contributions may be in excess of tax limitations and subject the Rights holder to excise taxes for excess or nondeductible contributions. In the case of Benefit Plans qualified under Section 401(a) of the Code, additional contributions could cause the maximum contribution limitations of Section 415 of the Code or other qualification rules to be violated. Benefit Plans contemplating making additional contributions to exercise Rights should consult with their legal and tax counsel prior to making such contributions.

Benefit Plans and other tax exempt entities, including governmental plans, should also be aware that if they borrow to finance their exercise of Rights, they may become subject to the tax on unrelated business taxable income (“UBTI”) under Section 511 of the Code. If any portion of an IRA is used as security for a loan, the portion so used may also be treated as distributed to the IRA depositor.

A Benefit Plan may also be subject to laws, such as ERISA, that impose certain requirements on the Benefit Plan and on those persons who are fiduciaries with respect to the Benefit Plans. Such requirements may include prudence and diversification requirements and require that investments be made in accordance with the documents governing the Benefit Plan. The exercise of Rights by a fiduciary for a Benefit Plan should be considered in light of such fiduciary requirements.

In addition, ERISA and the Code prohibit certain transactions involving the assets of a Benefit Plan and certain persons (referred to as “parties in interest” for purposes of ERISA and “disqualified persons” for purposes of the Code) having certain relationships to such Benefit Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code (or with respect to certain Benefit Plans, such as IRAs, a prohibited transaction may cause the Benefit Plan to lose its tax-exempt status). In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the exercise of the Rights and holding of the Common Shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, PTCE 84-24 governing purchases of shares in investment companies) and PTCE 75-1 respecting sales of securities. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code each provides a limited exemption, commonly referred to as the “service provider exemption,” from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions between a Benefit Plan and a person that is a party in interest and/or a disqualified person (other than a

13

fiduciary or an affiliate that, directly or indirectly, has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any Benefit Plan involved in the transaction) solely by reason of providing services to the Benefit Plan or by relationship to a service provider, provided that the Benefit Plan receives no less, nor pays no more, than adequate consideration. There can be no assurance that all of the conditions of any such exemptions or any other exemption will be satisfied at the time that the Rights are exercised, or thereafter while the Common Shares are held, if the facts relied upon for utilizing a prohibited transaction exemption change.

Due to the complexity of these rules and the penalties for noncompliance, fiduciaries of Benefit Plans should consult with their legal and tax counsel regarding the consequences of their exercise of Rights under ERISA, the Code and other similar laws.

TABLE OF FEES AND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common stock as a percentage of net assets attributable to common stock. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including preferred stock offering expenses.

Shareholder Transaction Expenses
Sales Load (as a percentage of offering price)		[ %]
Offering Expenses Borne by the Fund (as a percentage of offering price)		[ %]
Voluntary Cash Purchase Plan Purchase Fees	$	[ ]
Automatic Dividend Reinvestment and Cash Purchase Plan Sales Fees	$	[ ]
Annual Expenses (as a percentage of net assets attributable to common stock)
Management Fees		[ ]
Interest Payments on Borrowed Funds		[None]
Other Expenses		[ %]

Total Annual Expenses		[ %]
Dividends on Preferred Stock		[ %]

Total Annual Expenses and Dividends on Preferred Stock		[ %]

Example

The following example illustrates the expenses (including the maximum estimated sales load of $[        ] and estimated offering expenses of $[        ] from the issuance of $[        ] million in common stock) you would pay on a $1,000 investment in common stock, assuming a 5% annual portfolio total return.* The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred

*	The example should not be considered a representation of future expenses. The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

USE OF PROCEEDS

The Fund estimates the net proceeds of the Offer to be $[        ], based on the Subscription Price per share of $[        ], assuming all new shares of Common Stock offered are sold and that the expenses related to the Offer estimated at approximately $[        ] are paid and after deduction of the underwriting discounts and commissions.

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Unless otherwise specified in a prospectus supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes, including the continuation of the Fund’s managed distribution policy. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. Pending such investment, the proceeds of the offering will be held in high quality short-term debt securities and instruments.

FINANCIAL HIGHLIGHTS

[To be provided.]

CAPITALIZATION

[To be provided.]

PRICE RANGE OF COMMON STOCK

The following table sets forth for the quarters indicated, the high and low sale prices on the NYSE per share of our common stock and the net asset value and the premium or discount from net asset value per share at which the common stock were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

[To be provided.]

On, [                    ], the last reported net asset value per share of the Common Stock was $ and the last reported sales price per share of Common Stock on the NYSE was $.

SPECIAL CHARACTERISTICS AND RISKS OF THE RIGHTS OFFERING

Risk is inherent in all investing. Therefore, before investing in the Common Stock should consider the risks associated with such an investment carefully. See “Risk Factors and Special Considerations” in the Prospectus. The following summarizes some of the matters that you should consider before investing in the Fund through the Offer:

Dilution. As with any security, the price of the Fund’s Common Shares fluctuate with market conditions and other factors. [The Common Shares are currently trading at a [discount/premium] to their net asset value.] However, shares of closed-end investment companies frequently trade at a discount from their net asset values. This characteristic is a risk separate and distinct from the risk that the Fund’s net asset value could decrease as a result of its investment activities and may be greater for shareholders expecting to sell their Common Shares in a relatively short period of time following completion of this Rights offering. The net asset value of the Common Shares will be reduced immediately following this Rights offering as a result of the payment of certain offering costs.

If you do not exercise all of your Rights, you may own a smaller proportional interest in the Fund when the Rights offering is over. In addition, you will experience an immediate dilution of the aggregate net asset value per share of your Common Shares if you do not participate in the Rights offering and will experience a reduction in the net asset value per share whether or not you exercise your Rights, if the Subscription Price is below the Fund’s net asset value per Common Share on the Expiration Date, because:

•	the offered Common Shares are being sold at less than their current net asset value;

•	you will indirectly bear the expenses of the Rights offering; and

15

•	the number of Common Shares outstanding after the Rights offering will have increased proportionately more than the increase in the amount of the Fund’s net assets.

On the other hand, if the Subscription Price is above the Fund’s net asset value per share on the Expiration Date, you may experience an immediate accretion of the aggregate net asset value per share of your Common Shares even if you do not exercise your Rights and an immediate increase in the net asset value per share of your Shares whether or not you participate in the Offer, because:

•	the offered Common Shares are being sold at more than their current net asset value after deducting the expenses of the Rights offering; and

•	the number of Common Shares outstanding after the Rights offering will have increased proportionately less than the increase in the amount of the Fund’s net assets.

[Furthermore, if you do not participate in the Over-Subscription Privilege, if it is available, your percentage ownership may also be diluted.] The Fund cannot state precisely the amount of any dilution because it is not known at this time what the net asset value per share will be on the Expiration Date or what proportion of the Rights will be exercised. The impact of the Rights offering on net asset value per share is shown by the following examples, assuming a $[        ] Subscription Price:

Scenario 1: (assumes net asset value per share is above subscription price)(1)

NAV	$	[ ]
Subscription Price	$	[ ]
Reduction in NAV($)(2)	$	[ ]
Reduction in NAV(%)		[ ]	%

Scenario 2: (assumes net asset value per share is below subscription price)(1)

NAV	$	[ ]
Subscription Price	$	[ ]
Increase in NAV($)(2)	$	[ ]
Increase in NAV(%)		[ ]	%

(1)	[Both examples assume the full Primary Subscription and Secondary Over-Subscription Privilege are exercised.] Actual amounts may vary due to rounding.
(2)	Assumes $[ ] in estimated offering expenses.

If you do not wish to exercise your Rights, you should consider selling them as set forth in this Prospectus Supplement. Any cash you receive from selling your Rights may serve as partial compensation for any possible dilution of your interest in the Fund. The Fund cannot give assurance, however, that a market for the Rights will develop or that the Rights will have any marketable value.

[The Fund’s largest shareholders could increase their percentage ownership in the Fund through the exercise of the Primary Subscription and Over-Subscription Privilege.]

Leverage. Leverage creates a greater risk of loss, as well as a potential for more gain, for the Common Stock than if leverage were not used. Following the completion of the Offer, the Fund’s amount of leverage outstanding will decrease. The leverage of the Fund as of [●] was [●]%. After the completion of the Offer, the leverage of the Fund is expected to decrease to [●]%. The use of leverage for investment purposes creates opportunities for greater total returns but at the same time increases risk. When leverage is employed, the net asset value, market price of the Common Stock and the yield to holders of Common Stock may be more volatile. Any investment income or gains earned with respect to the amounts borrowed in excess of the interest due on the borrowing will augment the Fund’s income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Fund’s Common Stock may decrease more quickly than would otherwise be the case, and distributions on the Common Stock would be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for distribution to common shareholders.

16

Because the fee paid to the Investment Adviser is calculated on the basis of the Fund’s average weekly net assets, including the liquidation value of preferred stock, the dollar amount of the management fee paid by the Fund to the Investment Adviser will be higher (and the Investment Adviser will be benefited to that extent) when leverage is utilized. The Investment Adviser will utilize leverage only if it believes such action would result in a net benefit to the Fund’s shareholders after taking into account the higher fees and expenses associated with leverage (including higher management fees).

The Fund’s leveraging strategy may not be successful.

Increase in Share Price Volatility; Decrease in Share Price. The Offer may result in an increase in trading of the Common Stock, which may increase volatility in the market price of the Common Stock. The Offer may result in an increase in the number of shareholders wishing to sell their Common Stock, which would exert downward price pressure on the price of Common Stock.

Under-Subscription. It is possible that the Offer will not be fully subscribed. Under-subscription of the Offer could have an impact on the net proceeds of the Offer and whether the Fund achieves any benefits.

TAXATION

[To be provided.]

UNDERWRITING

[G.research, Inc., which is a broker-dealer and member of the Financial Industry Regulatory Authority, will act as Dealer Manager for the Rights offering. Under the terms and subject to the conditions contained in the Dealer Manager Agreement among the Fund, the Investment Adviser, and the Dealer Manager (the “Dealer Manager Agreement”), the Dealer Manager will provide financial structuring services and marketing services in connection with the offering and will solicit the exercise of Rights and participation in the over-subscription privilege. The Fund will not pay the Dealer Manager a fee for its financial structuring, marketing and soliciting services. The Fund and the Investment Adviser have each agreed to indemnify the Dealer Manager or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act. The Dealer Manager Agreement also provides that the Dealer Manager will not be subject to any liability to the Fund in rendering the services contemplated by the Dealer Manager Agreement except for any act of bad faith, willful misconduct or gross negligence of the Dealer Manager or reckless disregard by the Dealer Manager of its obligations and duties under the Dealer Manager Agreement.

Prior to the expiration of the Rights offering, the Dealer Manager may independently offer for sale Rights or Common Shares to be acquired by it through purchasing and exercising Rights, at prices it sets. Gains or losses may be realized by the Dealer Manager through the purchase and exercise of Rights or purchase and sale of Common Shares.

In the ordinary course of their businesses, the Dealer Manager and/or its affiliates may engage in investment banking or financial transactions with the Fund, the Investment Adviser and their affiliates.

The principal business address of G.research, Inc. is One Corporate Center, Rye, New York 10580-1422.

G.research, Inc. is a wholly-owned subsidiary of Gabelli Securities, Inc., which is a majority-owned subsidiary of the parent company of the Investment Adviser, which is, in turn, indirectly majority-owned by Mario J. Gabelli. As a result of these relationships, Mr. Gabelli is a “controlling person” of G.research, Inc.]

17

LEGAL MATTERS

Certain legal matters will be passed on by Paul Hastings LLP, 75 E. 55th Street, New York, New York 10022 in connection with the offering of the shares of common stock.

Certain legal matters will be passed on by Venable LLP, Baltimore, Maryland in connection with the offering of the shares of common stock as Maryland counsel to the Fund.

18

The Gabelli Multimedia Trust Inc.

Shares of Common Stock

Issuable Upon Exercise of Rights to

Subscribe to Such Shares of Common Stock

PROSPECTUS SUPPLEMENT

[            ], [        ]

Until, [                    ] (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

19

Filed Pursuant to Rule 497(c)

Registration Statement No. 333-195186

The information in this Prospectus Supplement is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT

(To Prospectus dated [            ], [        ])

[                    ] Rights for [                ] Shares

Subscription Rights for [    ]% Series [                    ] [                    ] Preferred Stock

The Gabelli Multimedia Trust Inc. (the “Fund”, “we”, “us” or “our”) is issuing subscription rights (the “Rights”) to our [common] [preferred] stockholders to purchase shares of [    ]% Series [                    ] [                    ] Preferred Stock (the “Series [                    ] Preferred Stock”).

The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is to achieve long-term growth of capital, primarily through investment in a portfolio of common stock and other securities of foreign and domestic companies involved in the telecommunications, media, publishing, and entertainment industries. Income is a secondary investment objective of the Fund. The Fund’s investment adviser is Gabelli Funds, LLC (the “Investment Adviser”).

Shares of our common stock are traded on the New York Stock Exchange (“NYSE”) under the symbol “GGT.” On, [                    ] (the last trading date prior to the Common Stock trading ex-Rights), the last reported net asset value per share of the Common Stock was $ and the last reported sales price per share of Common Stock on the NYSE was $        .

An investment in the Fund is not appropriate for all investors. We cannot assure you that the Fund’s investment objective will be achieved. You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in common shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov). For additional information all holders of rights should contact the Information Agent, [                    ], toll-free at [                    ] or please send written request to: [                    ].

Investing in preferred stock through Rights involves certain risks that are described in the “Special Characteristics and Risks of the Rights Offering” section beginning on page PR-[8] of the Prospectus Supplement.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

1

	Per Share		Total
Subscription price of Common Stock to shareholders exercising Rights	$		$
Underwriting discounts and commissions		[ ]		[ ]
Proceeds, before expenses, to the Fund (1)	$		$

(1)	The aggregate expenses of the offering are estimated to be $[ ].

The preferred stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about, [                    ]. If the offer is extended, the preferred stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about, [                    ].

The date of this Prospectus Supplement is, [                    ]

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Multimedia Trust Inc. This Prospectus Supplement also includes trademarks owned by other persons.

2

PROSPECTUS SUPPLEMENT

3

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[To be provided.]

Amount Available for Primary Subscription	$[ ]

Title	Subscription Rights for Series [ ] Preferred Stock

Exercise Price	Rights may be exercised at a price of $ per share of Preferred Stock (the “Subscription Price”). See “Terms of the Offer.”

Record Date	Rights will be issued to holders of record of the Fund’s [Common or Preferred] Stock on, [ ] (the “Record Date”). See “Terms of the Offer.”

Number of Rights Issued	Right will be issued in respect of each share of [Common or Preferred] Stock of the Fund outstanding on the Record Date. See “Terms of the Offer.”

Number of Rights Required to Purchase One Preferred Share	A holder of Rights may purchase share of Preferred Stock of the Fund for every Rights exercised. The number of Rights to be issued to a stockholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by. See “Terms of the Offer.”

Over-Subscription Privilege	[To be provided.]

Transfer of Rights	[To be provided.]

Exercise Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on, [ ] (the “Expiration Date”) (the “Subscription Period”). See “Terms of the Offer” and “Method of Exercise of Rights.”

Offer Expenses	The expenses of the Offer are expected to be approximately $[ ]. See “Use of Proceeds.”

Sale of Rights	[To be provided.]

Use of Proceeds	The Fund estimates the net proceeds of the Offer to be approximately $[ ]. This figure is based on the Exercise Price per share of $ and assumes all new shares of Series [ ] Preferred Stock offered are sold and that the expenses related to the Offer estimated at approximately $[ ] are paid.

The Investment Adviser anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months. Pending such investment, the proceeds will be held in high quality short-term debt securities and instruments. See “Use of Proceeds.”

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Taxation/ERISA	See “Employee Plan Considerations.”

Rights Agent	[To be provided.]

TERMS OF THE SERIES PREFERRED STOCK

Dividend Rate	Dividends and distributions on Series [ ] Preferred Shares are cumulative from their original issue date at the annual rate of [ ]%.

Dividend Payment Rate	Holders of Series [ ] Preferred Shares shall be entitled to receive, when, as and if declared by, or under authority granted by, the Board of Trustees, out of funds legally available therefor, cumulative cash dividends and distributions. Dividends and distributions will be paid [ ], commencing on [ ].

Liquidation Preference	$ per share

[Non-Call Period	[The Series [ ] Preferred Shares generally may not be called for redemption at the option of the Fund prior to [ ]. The Fund reserves the right, however, to redeem the Series [ ] Preferred Shares at any time if it is necessary, in the judgment of the Board of Trustees, to meet tax, regulatory or rating agency asset coverage requirements.

Commencing [ ], and thereafter, to the extent permitted by the 1940 Act and Delaware law, the Fund may at any time, upon notice of redemption, redeem the Series [ ] Preferred Shares in whole or in part at the liquidation preference per share plus accumulated unpaid dividends through the date of redemption.]

[Stock Exchange Listing]	Application will be made to list the Series [ ] Preferred Shares on the [ ]. Prior to the offering, there has been no public market for Series [ ] Preferred Shares. It is anticipated that trading on the [ ] will begin within [ ] days from the date of this Prospectus Supplement. During such period, the underwriters do not intend to make a market in Series [ ] Preferred Shares. Consequently, it is anticipated that, prior to the commencement of trading on the [ ], an investment in Series [ ] Preferred Shares will be illiquid.

DESCRIPTION OF THE RIGHTS OFFERING

[To be provided]

USE OF PROCEEDS

The Fund estimates the net proceeds of the Offer to be $[        ], based on the Subscription Price per share of $[        ], assuming all new shares of Series [                ] Preferred Stock offered are sold and that the expenses related to the Offer estimated at approximately $[        ] are paid and after deduction of the underwriting discounts and commissions.

Unless otherwise specified in a prospectus supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes, including the continuation of the Fund’s managed distribution policy. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. Pending such investment, the proceeds of the offering will be held in high quality short-term debt securities and instruments.

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CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

Pursuant to the 1940 Act, the Fund generally will not be permitted to declare any dividend, or declare any other distribution, upon any outstanding shares of common stock, or purchase any such shares of common stock, unless, in every such case, all shares of preferred stock issued by the Fund have at the time of declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 200% (“1940 Act Asset Coverage Requirement”) after deducting the amount of such dividend, distribution, or purchase price, as the case may be. As of the date of this Prospectus Supplement, all of the Fund’s outstanding shares of preferred stock are expected to have asset coverage on the date of issuance of the Series [                ] Preferred Stock of approximately [    ]%.

In addition to the 1940 Act Asset Coverage Requirement, the Fund is subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which have issued ratings for certain of the shares of preferred stock and may issue a rating for the Series [                ] Preferred Stock.

SPECIAL CHARACTERISTICS AND RISKS OF THE SERIES [                ] PREFERRED STOCK

Dividends

Holders of Series [                ] Preferred Stock shall be entitled to receive cumulative cash dividends and distributions at the rate of [    ]% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the $[        ] liquidation preference on the Series [                ] Preferred Stock. Dividends and distributions on Series [                 ] Preferred Stock will accumulate from the date of their original issue, which is [                    ].

Dividends and distributions will be payable quarterly on [                    ] (each a “Dividend Payment Date”) commencing on [                    ] (or, if any such day is not a business day, then on the next succeeding business day) to holders of record of Series [                ] Preferred Stock as they appear on the shareholder register of the Fund at the close of business on the fifth preceding business day. Dividends and distributions on Series [                ] Preferred Stock shall accumulate from the date on which the shares are originally issued. Each period beginning on and including a Dividend Payment Date (or the date of original issue, in the case of the first dividend period after issuance of the Series [                ] Preferred Stock) and ending on but excluding the next succeeding Dividend Payment Date is referred to herein as a “Dividend Period.” Dividends and distributions on account of arrears for any past Dividend Period or in connection with the redemption of Series [                ] Preferred Stock may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date as shall be fixed by the Board of Directors.

No full dividends or distributions will be declared or paid on Series [                ] Preferred Stock for any Dividend Period or part thereof unless full cumulative dividends and distributions due through the most recent Dividend Payment Dates therefor for all series of preferred shares of the Fund ranking on a parity with the Series [                ] Preferred Stock as to the payment of dividends and distributions have been or contemporaneously are declared and paid through the most recent Dividend Payment Dates therefor. If full cumulative dividends and distributions due have not been paid on all outstanding preferred shares of the Fund, any dividends and distributions being paid on such preferred shares (including the Series [                ] Preferred Stock) will be paid as nearly pro rata as possible in proportion to the respective amounts of dividends and distributions accumulated but unpaid on each such series of preferred shares on the relevant Dividend Payment Date.

Restrictions on Dividend, Redemption and Other Payments

Under the 1940 Act, the Fund is not permitted to issue preferred shares (such as the Series [                ] Preferred Stock) unless immediately after such issuance the Fund will have an asset coverage of at least 200% (or such other percentage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities representing shares of a closed-end investment company as a condition of declaring distributions, purchases or redemptions of its shares). In general, the term “asset coverage” for this purpose means the ratio the

6

value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the Fund plus the aggregate of the involuntary liquidation preference of the preferred shares. The involuntary liquidation preference refers to the amount to which the preferred shares would be entitled on the involuntary liquidation of the Fund in preference to a security junior to them. The Fund also is not permitted to declare any cash dividend or other distribution on its common shares or purchase its common shares unless, at the time of such declaration or purchase, the Fund satisfies this 200% asset coverage requirement after deducting the amount of the distribution or purchase price, as applicable.

In addition, the Fund may be limited in its ability to declare any cash distribution on its shares of stock (including the Series [                ] Preferred Stock) or purchase its shares of stock (including the Series [                ] Preferred Stock) unless, at the time of such declaration or purchase, the Fund has an asset coverage on its indebtedness, if any, of at least 300% after deducting the amount of such distribution or purchase price, as applicable. The 1940 Act contains an exception, however, that permits dividends to be declared upon any preferred shares issued by the Fund (including the Series [                ] Preferred Stock) if the Fund’s indebtedness has an asset coverage of at least 200% at the time of declaration after deducting the amount of the dividend. In general, the term “asset coverage” for this purpose means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the Fund.

The term “senior security” does not include any promissory note or other evidence of indebtedness in any case where such a loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the Fund at the time when the loan is made. A loan is presumed under the 1940 Act to be for temporary purposes if it is repaid within 60 days and is not extended or renewed; otherwise it is presumed not to be for temporary purposes. For purposes of determining whether the 200% and 300% asset coverage requirements described above apply in connection with dividends or distributions on or purchases or redemptions of Series [                ] Preferred Stock, the asset coverage may be calculated on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of the applicable determination.

Voting Rights

Except as otherwise provided in the Fund’s governing documents or a resolution of the Board of Directors or its delegatee, or as required by applicable law, holders of Series [                ] Preferred Stock shall have no power to vote on any matter except matters submitted to a vote of the Fund’s common shares. In any matter submitted to a vote of the holders of the shares of common stock, each holder of Series [                ] Preferred Stock shall be entitled to one vote for each share of Series [                ] Preferred Stock held and the holders of all outstanding preferred shares, including Series [                ] Preferred Stock, and the common shares shall vote together as a single class; provided, however, that at any meeting of the shareholders of the Fund held for the election of Directors, the holders of the outstanding shares of preferred stock, including Series [                ] Preferred Stock, shall be entitled, as a class, to the exclusion of the holders of all other classes of shares of stock of the Fund, to elect a number of Fund directors, such that following the election of directors at the meeting of the shareholders, the Fund’s Board of Directors shall contain two directors elected by the holders of the outstanding shares of preferred stock, including the Series [                ] Preferred Stock’.

During any period in which any one or more of the conditions described below shall exist (such period being referred to herein as a “Voting Period”), the number of directors constituting the Board of Directors shall be increased by the smallest number of additional directors that, when added to the two directors elected exclusively by the holders of outstanding shares of preferred stock, would constitute a simple majority of the Board of Directors as so increased by such smallest number, and the holders of outstanding shares of preferred stock, including the Series [                ] Preferred Shares, voting separately as one class (to the exclusion of the holders of all other classes of shares of stock of the Fund) shall be entitled to elect such smallest number of additional directors. The Fund and the Board of Directors shall take all necessary actions, including amending the Fund’s governing documents, to effect an increase in the number of directors as described in the preceding sentence. A Voting Period shall commence:

(i) if at any time accumulated dividends and distributions on the outstanding shares of Series [                ] Preferred Stock equal to at least two full years’ dividends and distributions shall be due and unpaid; or

7

(ii) if at any time holders of any other shares of preferred stock are entitled to elect a majority of the Directors of the Fund under the 1940 Act or Statement or other instrument creating such shares.

Redemption

Mandatory Redemption. Under certain circumstances, the Series [                ] Preferred Stock will be subject to mandatory redemption by the Fund out of funds legally available therefor in accordance with the Statement and applicable law.

If the Fund fails to have asset coverage, as determined in accordance with Section 18(h) of the 1940 Act, of at least 200% with respect to all outstanding senior securities of the Fund which are shares, including all outstanding Series [                ] Preferred Stock (or such other asset coverage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities which are shares of a closed-end investment company as a condition of declaring dividends on its common shares), and such failure is not cured as of the cure date specified in the Statement, (i) the Fund shall give a notice of redemption with respect to the redemption of a sufficient number of shares of preferred stock, which at the Fund’s determination (to the extent permitted by the 1940 Act and Maryland law) may include any proportion of Series [                ] Preferred Stock, to enable it to meet the asset coverage requirements, and, at the Fund’s discretion, such additional number of shares of Series [                ] Preferred Stock or other shares of preferred stock in order for the Fund to have asset coverage with respect to the Series [                ] Preferred Stock and any other preferred shares remaining outstanding after such redemption as great as 210%, and (ii) deposit an amount with Computershare Trust Company, N.A., and its successors or any other dividend-disbursing agent appointed by the Fund, having an initial combined value sufficient to effect the redemption of the Series [                ] Preferred Stock or other preferred shares to be redeemed.

On such cure date, the Fund shall redeem, out of funds legally available therefor, the number of preferred shares, which, to the extent permitted by the 1940 Act and Maryland law, at the option of the Fund may include any proportion of Series [                ] Preferred Stock or any other series of shares of preferred stock, equal to the minimum number of shares the redemption of which, if such redemption had occurred immediately prior to the opening of business on such cure date, would have resulted in the Fund having asset coverage immediately prior to the opening of business on such cure date in compliance with the 1940 Act or, if asset coverage cannot be so restored, all of the outstanding Series [                ] Preferred Stock, at a price equal to $[        ] per share plus accumulated but unpaid dividends and distributions (whether or not earned or declared by the Fund) through the date of redemption.

Optional Redemption. Prior to [                ], the Series [                ] Preferred Stock is not subject to optional redemption by the Fund unless the redemption is necessary, in the judgment of the Board of Directors, to maintain the Fund’s status as a regulated investment company under Subchapter M of the Internal Revenue Code. Commencing [                ] and thereafter, to the extent permitted by the 1940 Act and Maryland law, the Fund may at any time upon notice redeem the Series [                ] Preferred Stock in whole or in part at a price equal to the liquidation preference per share plus accumulated but unpaid dividends through the date of redemption.

Liquidation

In the event of any liquidation, dissolution or winding up of the affairs of the Fund, whether voluntary or involuntary, the holders of Series [                ] Preferred Stock shall be entitled to receive out of the assets of the Fund available for distribution to shareholders, after satisfying claims of creditors but before any distribution or payment shall be made in respect of the Fund’s common shares or any other shares of the Fund ranking junior to the Series [                ] Preferred Stock as to liquidation payments, a liquidation distribution in the amount of $[        ] per share (the “Liquidation Preference”), plus an amount equal to all unpaid dividends and distributions accumulated to and including the date fixed for such distribution or payment (whether or not earned or declared by the Fund, but excluding interest thereon), and such holders shall be entitled to no further participation in any distribution or payment in connection with any such liquidation, dissolution or winding up of the Fund.

If, upon any liquidation, dissolution or winding up of the affairs of the Fund, whether voluntary or involuntary, the assets of the Fund available for distribution among the holders of all outstanding shares of Series [                ] Preferred Stock, and any other outstanding shares of a class or series of the Fund’s shares of preferred stock ranking on a parity with the Series [                ] Preferred Stock as to payment upon liquidation, shall be insufficient to permit the

8

payment in full to such holders of Series [                ] Preferred Stock of the Liquidation Preference plus accumulated and unpaid dividends and distributions and the amounts due upon liquidation with respect to such other preferred shares of the Fund, then such available assets shall be distributed among the holders of Series [                ] Preferred Stock and such other shares of preferred stock of the Fund ratably in proportion to the respective preferential liquidation amounts to which they are entitled. Unless and until the Liquidation Preference plus accumulated and unpaid dividends and distributions has been paid in full to the holders of Series [                ] Preferred Stock, no dividends or distributions will be made to holders of the Fund’s shares of common stock or any other shares of the Fund ranking junior to the Series [                ] Preferred Stock as to liquidation.

Stock Exchange Listing

Application has been made to list the Series [                ] Preferred Stock on the [                ]. The shares of Series [                ] Preferred Stock are expected to commence trading on the [                ] within [    ] days of the date of issuance.

Risks

Risk is inherent in all investing. Therefore, before investing in the Series [                ] Preferred Stock you should consider the risks carefully. See “Risk Factors and Special Considerations” in the Prospectus. Primary risks associated with an investment in the Series [                ] Preferred Stock include:

Market Price Risk. The market price for the Series [                ] Preferred Stock will be influenced by changes in interest rates, the perceived credit quality of the Series [                ] Preferred Stock and other factors, and may be higher or lower than the liquidation preference of the Series [                ] Preferred Stock. There is currently no market for the Series [                ] Preferred Stock.

Liquidity Risk. Currently, there is no public market for the Series [                ] Preferred Stock. As noted above, an application has been made to list the Series [                ] Stock on the [                ]. However, during an initial period which is not expected to exceed [    ] days after the date of its issuance, the Series [                ] Preferred Stock will not be listed on any securities exchange. During such period, the underwriters do not intend to make a market in the Series [                ] Preferred Stock. No assurances can be provided that listing on any securities exchange or market making by the underwriters will result in the market for Series [                ] Preferred Stock being liquid at any time.

Redemption Risk. The Fund may at any time redeem Series [                ] Preferred Stock to the extent necessary to meet regulatory asset coverage requirements or requirements imposed by credit rating agencies. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the Series [                ] Preferred Stock, the Fund may be obligated under the terms of the Series [                ] Preferred Stock to redeem some or all of the Series [                ] Preferred Stock. In addition, commencing [                ], the Fund will be able to call the Series [                ] Preferred Stock at the option of the Fund. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a higher dividend rate than that of the Series [                ] Preferred Stock.

The Series [                ] Preferred Stock are not a debt obligation of the Fund. The Series [                ] Preferred Stock are junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund, and are of the same ranking as the distributions and liquidation preference of the Series [                ] Preferred Stock. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the Series [                ] Preferred Stock for the full redemption price.

[Credit Rating Risk. The Fund is seeking a credit rating on the Series [                ] Preferred Stock. Any credit rating that is issued on the Series [                ] Preferred Stock could be reduced or withdrawn while an investor holds Series [                ] Preferred Stock. A reduction or withdrawal of the credit rating would likely have an adverse effect on the market value of the Series [                ] Preferred Stock. In addition, a credit rating does not eliminate or mitigate the risks of investing in the Series [                ] Preferred Stock.]

Distribution Risk. The Fund may not meet the asset coverage requirements or earn sufficient income from its investments to make distributions on the Series [                ] Preferred Stock.

9

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Paul Hastings LLP, 75 E. 55th Street, New York, New York 10022 in connection with the offering of the shares of common stock.

Certain legal matters will be passed on by Venable LLP, Baltimore, Maryland in connection with the offering of the shares of preferred stock as Maryland counsel to the Fund.

10

The Gabelli Multimedia Trust Inc.

Shares

% Series [        ] [        ] Preferred Stock

(Liquidation Preference $ per share)

PROSPECTUS SUPPLEMENT

[            ], [        ]

Until, [                    ] (25 days after the date of this prospectus), all dealers that buy, sell or trade the Preferred Stock, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscription

11

Dated April 19, 2016

THE GABELLI MULTIMEDIA TRUST INC.

STATEMENT OF ADDITIONAL INFORMATION

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. THE FUND MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The Gabelli Multimedia Trust Inc. (the “Fund”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is long-term growth of capital, primarily through investment in a portfolio of common stock and other securities of foreign and domestic companies involved in the telecommunications, media, publishing and entertainment industries. Income is a secondary objective of the Fund. The Fund commenced investment operations on November 15, 1994. Gabelli Funds, LLC (the “Investment Adviser”) serves as investment adviser to the Fund.

This Statement of Additional Information (the “SAI”) does not constitute a prospectus, but should be read in conjunction with the Fund’s Prospectus relating thereto dated April 19, 2016, and as it may be supplemented. This SAI does not include all information that a prospective investor should consider before investing in the Fund’s shares, and investors should obtain and read the Fund’s Prospectus prior to purchasing such shares. A copy of the Fund’s Registration Statement, including the prospectus and any supplement, may be obtained from the Securities and Exchange Commission (the “SEC”) upon payment of the fee prescribed, or inspected at the SEC’s office or via its website (www.sec.gov) at no charge.

1

2

The Prospectus and this SAI omit certain information contained in the registration statement filed with the SEC. The registration statement may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC’s office at no charge.

THE FUND

The Fund was incorporated in Maryland on March 31, 1994, and is a non-diversified, closed-end management investment company registered under the 1940 Act. The common stock of the Fund is listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “GGT.” The Fund’s 6.00% Series B Cumulative Preferred Stock (the “Series B Preferred”) is listed and traded on the NYSE under the symbol “GGT PrB.” The Fund’s Series C Auction Rate Preferred Stock (the “Series C Auction Rate Preferred,” and together with Series B Preferred, the “Preferred Stock”) is not traded on a stock exchange.

INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

The Fund’s primary investment objective is long-term growth of capital. Income is a secondary objective. Under normal market conditions, the Fund will invest at least 80% of the value of its assets in common stock and other securities, including convertible securities, preferred stock, options, and warrants of companies in the telecommunications, media, publishing, and entertainment industries. See “Investment Objectives and Policies” in the Prospectus.

Investment Practices

Special Situations. Subject to the Fund’s policy of investing at least 80% of the value of its assets in companies involved in the telecommunications, media, publishing, and entertainment industries, the Fund from time to time may, as a non-principal investment strategy, invest in companies that are determined by the Investment Adviser to possess “special situation” characteristics. In general, a special situation company is a company whose securities are expected to increase in value solely by reason of a development particularly or uniquely applicable to the company. Developments that may create special situations include, among others, a liquidation, reorganization, recapitalization or merger, material litigation, technological breakthrough, or new management or management policies. The principal risk associated with investments in special situation companies is that the anticipated development thought to create the special situation may not occur and the investment therefore may not appreciate in value or may decline in value.

Temporary Defensive Investments. Subject to the Fund’s investment restrictions, when a temporary defensive period is believed by the Investment Adviser to be warranted (“temporary defensive periods”), the Fund may, without limitation, hold cash or invest its assets in securities of United States government sponsored instrumentalities, in repurchase agreements in respect of those instruments, and in certain high grade commercial paper instruments. During temporary defensive periods, the Fund may also invest up to 10% of the market value of its total assets in money market mutual funds that invest primarily in securities of United States government sponsored instrumentalities and repurchase agreements in respect of those instruments. Obligations of certain agencies and instrumentalities of the United States government, such as the Government National Mortgage Association, are supported by the “full faith and credit” of the United States government; others, such as those of the Export-Import Bank of the United States, are supported by the right of the issuer to borrow from the United States Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the United States government to purchase the agency’s obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. No assurance can be given that the United States government would provide financial support to United States government sponsored instrumentalities if it is not obligated to do so by law. During temporary defensive periods, the Fund may be less likely to achieve its secondary investment objective of income.

Non-Investment Rated Securities. The Fund may invest up to 10% of its total assets in fixed income securities rated in the lower rating categories of recognized statistical rating agencies, such as securities rated “CCC”

3

or lower by S&P or “Caa” or lower by Moody’s, or non-rated securities of comparable quality. These debt securities are predominantly speculative and involve major risk exposure to adverse conditions and are often referred to in the financial press as “junk bonds.”

Generally, such non-investment rated securities and unrated securities of comparable quality offer a higher current yield than is offered by higher rated securities, but also (i) will likely have some quality and protective characteristics that, in the judgment of the rating organizations, are outweighed by large uncertainties or major risk exposures to adverse conditions and (ii) are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligation. The market values of certain of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher quality bonds. In addition, such non-investment rated securities and comparable unrated securities generally present a higher degree of credit risk. The risk of loss due to default by these issuers is significantly greater because such non-investment rated securities and unrated securities of comparable quality generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. In light of these risks, the Investment Adviser, in evaluating the creditworthiness of an issue, whether rated or unrated, will take various factors into consideration, which may include, as applicable, the issuer’s operating history, financial resources and its sensitivity to economic conditions and trends, the market support for the facility financed by the issue, the perceived ability and integrity of the issuer’s management and regulatory matters.

In addition, the market value of securities in non-investment rated categories is more volatile than that of higher quality securities, and the markets in which such non-investment rated or unrated securities are traded are more limited than those in which higher rated securities are traded. The existence of limited markets may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing its portfolio and calculating its net asset value. Moreover, the lack of a liquid trading market may restrict the availability of securities for the Fund to purchase and may also have the effect of limiting the ability of the Fund to sell securities at their fair market value to respond to changes in the economy or the financial markets.

Non-investment rated debt obligations also present risks based on payment expectations. If an issuer calls the obligation for redemption (often a feature of fixed income securities), the Fund may have to replace the security with a lower yielding security, resulting in a decreased return for investors. Also, as the principal value of bonds moves inversely with movements in interest rates, in the event of rising interest rates the value of the securities held by the Fund may decline proportionately more than a portfolio consisting of higher rated securities. Investments in zero coupon bonds may be more speculative and subject to greater fluctuations in value due to changes in interest rates than bonds that pay interest currently.

The Fund may invest in securities of issuers in default. The Fund will invest in securities of issuers in default only when the Investment Adviser believes that such issuers will honor their obligations or emerge from bankruptcy protection and the value of these securities will appreciate. By investing in securities of issuers in default, the Fund bears the risk that these issuers will not continue to honor their obligations or emerge from bankruptcy protection or that the value of the securities will not appreciate.

In addition to using recognized rating agencies and other sources, the Investment Adviser also performs its own analysis in seeking investments that it believes to be underrated (and thus higher-yielding) in light of the financial condition of the issuer. Its analysis of issuers may include, among other things, current and anticipated cash flow and borrowing requirements, value of assets in relation to historical cost, strength of management, responsiveness to business conditions, credit standing and current anticipated results of operations. In selecting investments for the Fund, the Investment Adviser may also consider general business conditions, anticipated changes in interest rates and the outlook for specific industries.

Subsequent to its purchase by the Fund, an issue of securities may cease to be rated or its rating may be reduced. In addition, it is possible that statistical rating agencies might not change their ratings of a particular issue or reflect subsequent events on a timely basis. Moreover, such ratings do not assess the risk of a decline in market value. None of these events will require the sale of the securities by the Fund, although the Investment Adviser will consider these events in determining whether the Fund should continue to hold the securities.

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The market for certain non-investment rated and comparable unrated securities has in the past experienced a major economic recession. The recession adversely affected the value of such securities as well as the ability of certain issuers of such securities to repay principal and pay interest thereon. The market for those securities could react in a similar fashion in the event of any future economic recession.

Options. The Fund may, subject to guidelines of the Board of Directors (the “Board”), purchase or sell, (i.e., write) options on securities, securities indices, and foreign currencies which are listed on a national securities exchange or in the United States over-the-counter (“OTC”) markets as a means of achieving additional return or of hedging the value of the Fund’s portfolio.

A call option is a contract that gives the holder of the option the right to buy from the writer (seller) of the call option, in return for a premium paid, the security or currency underlying the option at a specified exercise price at any time during the term of the option. The writer of the call option has the obligation, upon exercise of the option, to deliver the underlying security or currency upon payment of the exercise price during the option period.

A put option is the reverse of a call option, giving the holder the right, in return for a premium, to sell the underlying security or currency to the writer, at a specified price, and obligating the writer to purchase the underlying security or currency from the holder at that price. The writer of the put, who receives the premium, has the obligation to buy the underlying security or currency upon exercise, at the exercise price during the option period.

If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. There can be no assurance that a closing purchase transaction can be effected when the Fund so desires.

An exchange traded option may be closed out only on an exchange that provides a secondary market for an option of the same series. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option.

A call option is “covered” if the Fund owns the underlying instrument covered by the call or has an absolute and immediate right to acquire that instrument without additional cash consideration upon conversion or exchange of another instrument held in its portfolio (or for additional cash consideration held in a segregated account by its custodian). A call option is also covered if the Fund holds a call on the same instrument as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written or (ii) greater than the exercise price of the call written if the difference is maintained by the Fund in cash, direct obligations of the United States or by its agencies or instrumentalities that are entitled to the full faith and credit of the United States and that, other than United States Treasury Bills, provide for the periodic payment of interest and the full payment of principal at maturity or call for redemption or other high grade short-term obligations in a segregated account with its custodian. A put option is “covered” if the Fund maintains cash or other high grade short-term obligations with a value equal to the exercise price in a segregated account with its custodian, or else holds a put on the same instrument as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written. If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. However, once the Fund has been assigned an exercise notice, the Fund will be unable to effect a closing purchase transaction. Similarly, if the Fund is the holder of an option it may liquidate its position by effecting a closing sale transaction. This is accomplished by selling an option of the same series as the option previously purchased. There can be no assurance that either a closing purchase or sale transaction can be effected when the Fund so desires.

The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Since call option prices generally reflect increases in the price of the underlying security, any loss resulting from the repurchase of a call option may also be wholly or partially offset by unrealized appreciation of the underlying security. Other principal factors affecting the

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market value of a put or call option include supply and demand, interest rates, the current market price and price volatility of the underlying security and the time remaining until the expiration date. Gains and losses on investments in options depend, in part, on the ability of the Investment Adviser to predict correctly the effect of these factors. The use of options cannot serve as a complete hedge since the price movement of securities underlying the options will not necessarily follow the price movements of the portfolio securities subject to the hedge.

An option position may be closed out on an exchange that provides a secondary market for an option of the same series or in a private transaction. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option. In such event, it might not be possible to effect closing transactions in particular options, so the Fund would have to exercise its options in order to realize any profit and would incur brokerage commissions upon the exercise of call options and upon the subsequent disposition of underlying securities for the exercise of put options. If the Fund, as a covered call option writer, is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or until the Fund delivers the underlying security upon exercise or otherwise covers the position.

In addition to options on securities, the Fund may also purchase and sell call and put options on securities indices. A stock index reflects in a single number the market value of many different stocks.

Relative values are assigned to the stocks included in an index and the index fluctuates with changes in the market values of the stocks. The options give the holder the right to receive a cash settlement during the term of the option based on the difference between the exercise price and the value of the index. By writing a put or call option on a securities index, the Fund is obligated, in return for the premium received, to make delivery of this amount. The Fund may offset its position in the stock index options prior to expiration by entering into a closing transaction on an exchange, or it may let the option expire unexercised.

Use of options on securities indices entails the risk that trading in the options may be interrupted if trading in certain securities included in the index is interrupted. The Fund will not purchase these options unless the Investment Adviser is satisfied with the development, depth and liquidity of the market and the Investment Adviser believes the options can be closed out.

Price movements in the portfolio of the Fund may not correlate precisely with the movements in the level of an index and, therefore, the use of options on indices cannot serve as a complete hedge and will depend, in part, on the ability of the Investment Adviser to predict correctly movements in the direction of the stock market generally or of a particular industry. Because options on securities indices require settlement in cash, the Fund may be forced to liquidate portfolio securities to meet settlement obligations.

The Fund may also buy or sell put and call options on foreign currencies. A put option on a foreign currency gives the purchaser of the option the right to sell a foreign currency at the exercise price until the option expires. A call option on a foreign currency gives the purchaser of the option the right to purchase the currency at the exercise price until the option expires. Currency options traded on U.S. or other exchanges may be subject to position limits which may limit the ability of the Fund to reduce foreign currency risk using such options. Over-the-counter options differ from exchange traded options in that they are two party contracts with price and other terms negotiated between buyer and seller and generally do not have as much market liquidity as exchange traded options. Over-the-counter options are considered illiquid securities.

Although the Investment Adviser will attempt to take appropriate measures to minimize the risks relating to the Fund’s writing of put and call options, there can be no assurance that the Fund will succeed in any option writing program it undertakes.

Limitations on the Purchase and Sale of Futures Contracts, Certain Options and Swaps. Subject to the guidelines of the Board, the Fund may engage in “commodity interest” transactions (generally, transactions in futures, certain options, certain currency transactions and certain types of swaps) only for bona fide hedging or other permissible transactions in accordance with the rules and regulations of the Commodity Futures Trading Commission (“CFTC”). Pursuant to amendments by the CFTC to Rule 4.5 under the Commodity Exchange Act

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(“CEA”), the Investment Adviser has filed a notice of exemption from registration as a “commodity pool operator” with respect to the Fund. The Fund and the Investment Adviser are therefore not subject to registration or regulation as a commodity pool operator under the CEA. Due to the recent amendments to Rule 4.5 under the CEA, certain trading restrictions are now applicable to the Fund. These trading restrictions permit the Fund to engage in commodity interest transactions that include (i) “bona fide hedging” transactions, as that term is defined and interpreted by the CFTC and its staff, without regard to the percentage of the Fund’s assets committed to margin and options premiums and (ii) non-bona fide hedging transactions, provided that the Fund does not enter into such non-bona fide hedging transactions if, immediately thereafter, either (a) the sum of the amount of initial margin deposits on the Fund’s existing futures positions or swaps positions and option or swaption premiums would exceed 5% of the market value of the Fund’s liquidating value, after taking into account unrealized profits and unrealized losses on any such transactions, or (b) the aggregate net notional value of the Fund’s commodity interest transactions would exceed 100% of the market value of the Fund’s liquidating value, after taking into account unrealized profits and unrealized losses on any such transactions. Therefore, in order to claim the Rule 4.5 exemption, each Fund is limited in its ability to invest in commodity futures, options and certain types of swaps (including securities futures, broad-based stock index futures and financial futures contracts). As a result, in the future, each Fund will be more limited in its ability to use these instruments than in the past and these limitations may have a negative impact on the ability of the Investment Adviser to manage each Fund, and on each Fund’s performance.

Futures Contracts and Options on Futures. A “sale” of a futures contract (or a “short” futures position) means the assumption of a contractual obligation to deliver the assets underlying the contract at a specified price at a specified future time. A “purchase” of a futures contract (or a “long” futures position) means the assumption of a contractual obligation to acquire the assets underlying the contract at a specified price at a specified future time. Certain futures contracts, including stock and bond index futures, are settled on a net cash payment basis rather than by the sale and delivery of the assets underlying the futures contracts. No consideration will be paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the broker an amount of cash or cash equivalents equal to approximately 1% to 10% of the contract amount (this amount is subject to change by the exchange or board of trade on which the contract is traded and brokers or members of such board of trade may charge a higher amount). This amount is known as “initial margin” and is in the nature of a performance bond or good faith deposit on the contract. Subsequent payments, known as “variation margin,” to and from the broker will be made daily as the price of the index or security underlying the futures contracts fluctuates. At any time prior to the expiration of a futures contract, the Fund may close the position by taking an opposite position, which will operate to terminate its existing position in the contract.

An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time prior to the expiration of the option. Upon exercise of an option, the delivery of the futures positions by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account attributable to that contract, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on futures contracts is limited to the premium paid for the option (plus transaction costs). Because the value of the option purchased is fixed at the point of sale, there are no daily cash payments by the purchaser to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net assets of the Fund.

Futures and options on futures entail certain risks, including but not limited to the following: no assurance that futures contracts or options on futures can be offset at favorable prices, possible reduction of the yield of the Fund due to the use of hedging, possible reduction in value of both the securities hedged and the hedging instrument, possible lack of liquidity due to daily limits on price fluctuations, imperfect correlation between the contracts and the securities being hedged, losses from investing in futures transactions that are potentially unlimited and the segregation requirements described below.

In the event the Fund sells a put option or enters into long futures contracts, under current interpretations of the 1940 Act, an amount of cash, obligations of the U.S. government and its agencies and instrumentalities, or other liquid securities equal to the market value of the contract must be “earmarked” on the records of the Investment Adviser or deposited and maintained in a segregated account with the custodian of the Fund to collateralize the positions, thereby ensuring that the use of the contract is unleveraged. For short positions in futures contracts and

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sales of call options, the Fund may establish a segregated custodial account (not with a futures commission merchant or broker) with cash or liquid securities that, when added to amounts deposited with a futures commission merchant or a broker as margin, equal the market value of the instruments or currency underlying the futures contract or call option or the market price at which the short positions were established.

Interest Rate Futures Contracts and Options Thereon. The Fund may purchase or sell interest rate futures contracts to take advantage of, or to protect the Fund against fluctuations in interest rates affecting the value of debt securities which the Fund holds or intends to acquire. For example, if interest rates are expected to increase, the Fund might sell futures contracts on debt securities the values of which historically have a high degree of positive correlation to the values of the Fund’s portfolio securities. Such a sale would have an effect similar to selling an equivalent value of the Fund’s portfolio securities. If interest rates increase, the value of the Fund’s portfolio securities will decline, but the value of the futures contracts to the Fund will increase at approximately an equivalent rate, thereby keeping the net asset value of the Fund from declining as much as it otherwise would have. The Fund could accomplish similar results by selling debt securities with longer maturities and investing in debt securities with shorter maturities when interest rates are expected to increase. However, since the futures market may be more liquid than the cash market, the use of futures contracts as a risk management technique allows the Fund to maintain a defensive position without having to sell its portfolio securities.

Similarly, the Fund may purchase interest rate futures contracts when it is expected that interest rates may decline. The purchase of futures contracts for this purpose constitutes a hedge against increases in the price of debt securities (caused by declining interest rates) which the Fund intends to acquire. Since fluctuations in the value of appropriately selected futures contracts should approximate that of the debt securities that will be purchased, the Fund can take advantage of the anticipated rise in the cost of the debt securities without actually buying them. Subsequently, the Fund can make its intended purchase of the debt securities in the cash market and concurrently liquidate its futures position. To the extent the Fund enters into futures contracts for this purpose, it will maintain, in a segregated asset account with the Fund’s custodian or “earmark” on the records of the Investment Adviser, assets sufficient to cover the Fund’s obligations with respect to such futures contracts, which will consist of cash or other liquid securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contracts and the aggregate value of the initial margin deposited by the Fund with its custodian with respect to such futures contracts.

The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. Depending on the pricing of the option compared to either the price of the futures contract upon which it is based or the price of the underlying debt securities, it may or may not be less risky than ownership of the futures contract or underlying debt securities. As with the purchase of futures contracts, when the Fund is not fully invested it may purchase a call option on a futures contract to hedge against a market advance due to declining interest rates.

The purchase of a put option on a futures contract is similar to the purchase of protective put options on portfolio securities. The Fund will purchase a put option on a futures contract to hedge its portfolio against the risk of rising interest rates and consequent reduction in the value of portfolio securities.

The writing of a call option on a futures contract constitutes a partial hedge against declining prices of the securities that are deliverable upon exercise of the futures contract. If the futures price at expiration of the option is below the exercise price, the Fund will retain the full amount of the option premium, which provides a partial hedge against any decline that may have occurred in the its portfolio holdings. The writing of a put option on a futures contract constitutes a partial hedge against increasing prices of the securities that are deliverable upon exercise of the futures contract. If the futures price at expiration of the option is higher than the exercise price, the Fund will retain the full amount of the option premium, which provides a partial hedge against any increase in the price of debt securities that it intends to purchase. If a put or call option the Fund has written is exercised, the Fund will incur a loss which will be reduced by the amount of the premium it received. Depending on the degree of correlation between changes in the value of its portfolio securities and changes in the value of its futures positions, the Fund’s losses from options on futures it has written may to some extent be reduced or increased by changes in the value of its portfolio securities.

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Currency Futures and Options Thereon. Generally, foreign currency futures contracts and options thereon are similar to the interest rate futures contracts and options thereon discussed previously. By entering into currency futures and options thereon, the Fund will seek to establish the rate at which it will be entitled to exchange U.S. dollars for another currency at a future time. By selling currency futures, the Fund will seek to establish the number of dollars it will receive at delivery for a certain amount of a foreign currency. In this way, whenever the Fund anticipates a decline in the value of a foreign currency against the U.S. dollar, the Fund can attempt to “lock in” the U.S. dollar value of some or all of the securities held in its portfolio that are denominated in that currency. By purchasing currency futures, the Fund can establish the number of dollars it will be required to pay for a specified amount of a foreign currency in a future month. Thus, if the Fund intends to buy securities in the future and expects the U.S. dollar to decline against the relevant foreign currency during the period before the purchase is effected, the Fund can attempt to lock in the price in U.S. dollars of the securities it intends to acquire.

The purchase of options on currency futures will allow the Fund, for the price of the premium and related transaction costs it must pay for the option, to decide whether or not to buy (in the case of a call option) or to sell (in the case of a put option) a futures contract at a specified price at any time during the period before the option expires. If the Investment Adviser, in purchasing an option, has been correct in its judgment concerning the direction in which the price of a foreign currency would move as against the U.S. dollar, the Fund may exercise the option and thereby take a futures position to hedge against the risk it had correctly anticipated or close out the option position at a gain that will offset, to some extent, currency exchange losses otherwise suffered by the Fund. If exchange rates move in a way the Fund did not anticipate, however, the Fund will have incurred the expense of the option without obtaining the expected benefit; any such movement in exchange rates may also thereby reduce, rather than enhance, the Fund’s profits on its underlying securities transactions.

Securities Index Futures Contracts and Options Thereon. Purchases or sales of securities index futures contracts are used for hedging purposes to attempt to protect the Fund’s current or intended investments from broad fluctuations in stock or bond prices. For example, the Fund may sell securities index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of the its securities portfolio that might otherwise result. If such decline occurs, the loss in value of portfolio securities may be offset, in whole or part, by gains on the futures position. When the Fund is not fully invested in the securities market and anticipates a significant market advance, it may purchase securities index futures contracts in order to gain rapid market exposure that may, in part or entirely, offset increases in the cost of securities that it intends to purchase. As such purchases are made, the corresponding positions in securities index futures contracts will be closed out. The Fund may write put and call options on securities index futures contracts for hedging purposes.

Forward Currency Exchange Contracts. The Fund may engage in currency transactions other than on futures exchanges to protect against future changes in the level of future currency exchange rates. The Fund will conduct such currency exchange transactions either on a “spot” (i.e., cash) basis at the rate then prevailing in the currency exchange market or on a forward basis, by entering into forward contracts to purchase or sell currency. A forward contract on foreign currency involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days agreed upon by the parties from the date of the contract, at a price set on the date of the contract. Dealing in forward currency exchange will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of forward currency with respect to specific receivables or payables of the Fund generally arising in connection with the purchase or sale of its portfolio securities and accruals of interest receivable and Fund expenses. Position hedging is the forward sale of currency with respect to portfolio security positions denominated or quoted in that currency or in a currency bearing a high degree of positive correlation to the value of that currency.

The Fund may not position hedge with respect to a particular currency for an amount greater than the aggregate market value (determined at the time of making any sale of forward currency) of the securities held in its portfolio denominated or quoted in, or currently convertible into, such currency. If the Fund enters into a position hedging transaction, the Fund’s custodian or subcustodian will place cash or other liquid securities in a segregated account of the Fund in an amount equal to the value of the Fund’s total assets committed to the consummation of the given forward contract. If the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the account so that the value of the account will, at all times, equal the amount of the Fund’s commitment with respect to the forward contract.

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At or before the maturity of a forward sale contract, the Fund may either sell a portfolio security and make delivery of the currency, or retain the security and offset its contractual obligations to deliver the currency by purchasing a second contract pursuant to which the Fund will obtain, on the same maturity date, the same amount of the currency which it is obligated to deliver. If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund, at the time of execution of the offsetting transaction, will incur a gain or a loss to the extent that movement has occurred in forward contract prices. Should forward prices decline during the period between the Fund’s entering into a forward contract for the sale of a currency and the date it enters into an offsetting contract for the purchase of the currency, the Fund will realize a gain to the extent the price of the currency it has agreed to purchase is less than the price of the currency it has agreed to sell. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell. Closing out forward purchase contracts involves similar offsetting transactions.

The cost to the Fund of engaging in currency transactions varies with factors such as the currency involved, the length of the contract period, and the market conditions then prevailing. Because forward transactions in currency exchange are usually conducted on a principal basis, no fees or commissions are involved. The use of foreign currency contracts does not eliminate fluctuations in the underlying prices of the securities, but it does establish a rate of exchange that can be achieved in the future. In addition, although forward currency contracts limit the risk of loss due to a decline in the value of the hedged currency, they also limit any potential gain that might result if the value of the currency increases.

If a decline in any currency is generally anticipated by the Investment Adviser, the Fund may not be able to contract to sell the currency at a price above the level to which the currency is anticipated to decline.

Special Risk Considerations Relating to Futures and Options Thereon. The ability to establish and close out positions in futures contracts and options thereon will be subject to the development and maintenance of liquid markets. Although the Fund generally will purchase or sell only those futures contracts and options thereon for which there appears to be a liquid market, there is no assurance that a liquid market on an exchange will exist for any particular futures contract or option thereon at any particular time.

In the event no liquid market exists for a particular futures contract or option thereon in which the Fund maintains a position, it will not be possible to effect a closing transaction in that contract or to do so at a satisfactory price and the Fund would have to either make or take delivery under the futures contract or, in the case of a written option, wait to sell the underlying securities until the option expires or is exercised or, in the case of a purchased option, exercise the option. In the case of a futures contract or an option thereon which the Fund has written and which the Fund is unable to close, the Fund would be required to maintain margin deposits on the futures contract or option thereon and to make variation margin payments until the contract is closed.

Successful use of futures contracts and options thereon and forward contracts by the Fund is subject to the ability of the Investment Adviser to predict correctly movements in the direction of interest and foreign currency rates. If the Investment Adviser’s expectations are not met, the Fund will be in a worse position than if a hedging strategy had not been pursued. For example, if the Fund has hedged against the possibility of an increase in interest rates that would adversely affect the price of securities in its portfolio and the price of such securities increases instead, the Fund will lose part or all of the benefit of the increased value of its securities because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash to meet daily variation margin requirements, it may have to sell securities to meet the requirements. These sales may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it is disadvantageous to do so.

Additional Risks of Foreign Options, Futures Contracts, Options on Futures Contracts and Forward Contracts. Options, futures contracts and options thereon and forward contracts on securities and currencies may be traded on foreign exchanges. Such transactions may not be regulated as effectively as similar transactions in the U.S., may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities. The value of such positions also could be adversely affected by (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the U.S. of data on which to make trading decisions, (iii) delays in the Fund’s ability to act upon economic events occurring in the foreign markets during non-business hours in the U.S., (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the U.S. and (v) lesser trading volume.

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Exchanges on which options, futures and options on futures are traded may impose limits on the positions that the Fund may take in certain circumstances.

Risks of Currency Transactions. Currency transactions are also subject to risks different from those of other portfolio transactions. Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be adversely affected by government exchange controls, limitations or restrictions on repatriation of currency, and manipulation, or exchange restrictions imposed by governments. These forms of governmental action can result in losses to the Fund if it is unable to deliver or receive currency or monies in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs.

Regulation of Certain Options, Currency Transactions and Other Derivative Transactions as Swaps or Security-Based Swaps. The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, (the “Dodd-Frank Act”) includes provisions that comprehensively regulate the over-the-counter (i.e., not exchange-traded) derivatives markets for the first time. This regulation requires that certain of the options, currency transactions and other derivative transactions entered into by the Fund are regulated as swaps by the CFTC or regulated as security-based swaps by the SEC.

The Dodd-Frank Act generally requires swaps and security-based swaps to be submitted for clearing to regulated clearing organization (the so-called “clearing mandate”), unless an exemption from clearing applies. Swaps and security-based swaps that are submitted for clearing will be subject to minimum initial and variation margin requirements set by the relevant clearing organization, as well as possible SEC- or CFTC-mandated margin requirements. Accordingly, dealers of swaps and security-based swaps (usually large commercial banks or other financial institutions) as well as other market participants will be required to post margin to the clearing organizations through which their swaps and/or security-based swaps are cleared. The SEC, CFTC and other U.S. regulators also are required to impose margin requirements on uncleared swap and uncleared security-based swap transactions. These changes with respect to clearing and margin likely will increase a dealer’s costs, and those increased costs are expected to be passed through, at least partially, to market participants, including any fund that uses swaps or security-based swaps.

The Dodd-Frank Act also requires many swaps and security-based swaps that are currently executed on a bilateral basis in the over-the-counter market to be executed through a regulated securities, futures, or swap exchange or execution facility if those transactions are subject to the clearing mandate. Once such requirements become effective, it may be more difficult and costly for the Fund to continue to enter into customized swap or security-based swap transactions on a bilateral basis.

In addition, dealers and major participants in the over-the-counter market are required to register with the SEC and/or CFTC. Registered dealers and major participants are subject to minimum capital and margin requirements, business conduct standards, disclosure requirements, reporting and recordkeeping requirements, position limits, limitations on conflicts of interest, and other regulatory burdens. These requirements may increase the overall costs for dealers and major participants in the over-the-counter market, and such increased costs are likely to be passed through, at least partially, to market participants, including any fund that utilizes these instruments.

The cumulative effects of the Dodd-Frank Act on swap and security-based swap transactions and on participants in the derivatives market remain uncertain.

Repurchase Agreements. The Fund may engage in repurchase agreements as set forth in the Prospectus. A repurchase agreement is an instrument under which the purchaser, i.e., the Fund, acquires a debt security and the seller agrees, at the time of the sale, to repurchase the obligation at a mutually agreed upon time and price, thereby determining the yield during the purchaser’s holding period. This results in a fixed rate of return insulated from market fluctuations during such period. The underlying securities are ordinarily U.S. Treasury or other government obligations or high quality money market instruments. The Fund will require that the value of such underlying

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securities, together with any other collateral held by the Fund, always equals or exceeds the amount of the repurchase obligations of the counter party. The Fund’s risk is primarily that, if the seller defaults, the proceeds from the disposition of the underlying securities and other collateral for the seller’s obligation are less than the repurchase price. If the seller becomes insolvent, the Fund might be delayed in or prevented from selling the collateral. In the event of a default or bankruptcy by a seller, the Fund will promptly seek to liquidate the collateral. To the extent that the proceeds from any sale of such collateral upon a default in the obligation to repurchase are less than the repurchase price, the Fund will experience a loss.

If the financial institution which is a party to the repurchase agreement petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the rights of the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on the Fund’s ability to sell the collateral and the Fund would suffer a loss.

Loans of Portfolio Securities. Consistent with applicable regulatory requirements and the Fund’s investment restrictions, the Fund may lend its portfolio securities to securities broker-dealers or financial institutions, provided that such loans are callable at any time by the Fund (subject to notice provisions described below), and are at all times secured by cash or cash equivalents, which are maintained in a segregated account pursuant to applicable regulations and that are at least equal to the market value, determined daily, of the loaned securities. The advantage of such loans is that the Fund continues to receive the income on the loaned securities while at the same time earns interest on the cash amounts deposited as collateral, which will be invested in short-term obligations. The Fund will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its stock is qualified for sale. The Fund’s loans of portfolio securities will be collateralized in accordance with applicable regulatory requirements and no loan will cause the value of all loaned securities to exceed 20% of the value of the Fund’s total assets. The Fund’s ability to lend portfolio securities will be limited by the rating agency guidelines applicable to any of the Fund’s outstanding preferred stock.

A loan may generally be terminated by the borrower on one business day notice, or by the Fund on five business days notice. If the borrower fails to deliver the loaned securities within five days after receipt of notice, the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over collateral. As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities fail financially. However, these loans of portfolio securities will only be made to firms deemed by the Fund’s management to be creditworthy and when the income which can be earned from such loans justifies the attendant risks. The Board will oversee the creditworthiness of the contracting parties on an ongoing basis. Upon termination of the loan, the borrower is required to return the securities to the Fund. Any gain or loss in the market price during the loan period would inure to the Fund. The risks associated with loans of portfolio securities are substantially similar to those associated with repurchase agreements. Thus, if the counter party to the loan petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the rights of the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on the Fund’s ability to sell the collateral and the Fund would suffer a loss. When voting or consent rights which accompany loaned securities pass to the borrower, the Fund will follow the policy of calling the loaned securities, to be delivered within one day after notice, to permit the exercise of such rights if the matters involved would have a material effect on the Fund’s investment in such loaned securities. The Fund will pay reasonable finder’s, administrative and custodial fees in connection with a loan of its securities.

When Issued, Delayed Delivery Securities, and Forward Commitments. The Fund may enter into forward commitments for the purchase or sale of securities, including on a “when issued” or “delayed delivery” basis, in excess of customary settlement periods for the type of security involved. In some cases, a forward commitment may be conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, corporate reorganization, or debt restructuring, i.e., a when, as and if issued security. When such transactions are negotiated, the price is fixed at the time of the commitment, with payment and delivery taking place in the future, generally a month or more after the date of the commitment. While it will only enter into a forward commitment with the intention of actually acquiring the security, the Fund may sell the security before the settlement date if it is deemed advisable.

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Securities purchased under a forward commitment are subject to market fluctuation, and no interest (or dividends) accrues to the Fund prior to the settlement date. The Fund will segregate with its custodian cash or liquid securities in an aggregate amount at least equal to the amount of its outstanding forward commitments.

Short Sales. The Fund may make short sales of securities, including short sales “against the box.” A short sale is a transaction in which the Fund sells a security it does not own in anticipation that the market price of that security will decline. A short sale against the box occurs when, at the time of the sale, the Fund owns, or has the immediate and unconditional right to acquire at no additional cost, the identical security.

The Fund expects to make short sales both to obtain capital gains from anticipated declines in securities and as a form of hedging to offset potential declines in long positions in the same or similar securities. The short sale of a security is considered a speculative investment technique. Short sales against the box may be subject to special tax rules, one of the effects of which may be to accelerate income to the Fund.

For short sales, the market value of the securities sold short of any one issuer will not exceed either 5% of the Fund’s total assets or 5% of such issuer’s voting securities. The Fund will not make a short sale, if, after giving effect to such sale, the market value of all securities sold short exceeds 25% of the value of its assets or the Fund’s aggregate short sales of a particular class of securities exceeds 25% of the outstanding securities of that class. The Fund may make short sales against the box without respect to such limitations.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale in order to satisfy its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities. The Fund may close out a short position by purchasing and delivering an equal amount of securities sold short, rather than by delivering securities already held by the Fund, because the Fund may want to continue to receive interest and dividend payments on securities in its portfolio that are convertible into the securities sold short.

To the extent that the Fund engages in short sales, it will provide collateral to the broker-dealer and (except in the case of short sales against the box) will maintain additional asset coverage in the form of segregated or “earmarked” assets on the records of the Investment Adviser or with the Fund’s Custodian, consisting of cash, U.S. government securities or other liquid securities that are equal to the current market value of the securities sold short, or (in the case of short sales against the box) will ensure that such positions are covered by offsetting positions, until the Fund replaces the borrowed security. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer. If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Any gain will be decreased, any loss increased, by the transaction costs described above. Although the Fund’s gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited.

Restricted and Illiquid Securities. The Fund may invest up to a total of 15% of its net assets in securities that are subject to restrictions on resale and securities the markets for which are illiquid, including repurchase agreements with more than seven days to maturity. Illiquid securities include securities the disposition of which is subject to substantial legal or contractual restrictions. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale. Unseasoned issuers are companies (including predecessors) that have operated less than three years. The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly the Board will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test. To the extent the Board treats such securities as liquid, temporary impairments to trading patterns of such securities may adversely affect the Fund’s liquidity.

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In accordance with pronouncements of the SEC, the Fund may invest in restricted securities that can be traded among qualified institutional buyers under Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), without registration and may treat them as liquid for purposes of the foregoing 15% test if such securities are found to be liquid. The Board has adopted guidelines and delegated to the Investment Adviser, subject to the supervision of the Board, the function of determining and monitoring the liquidity of particular Rule 144A securities.

INVESTMENT RESTRICTIONS

The Fund operates under the following restrictions that constitute fundamental policies that cannot be changed without the affirmative vote of the holders of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act). Such a majority is defined as the lesser of (i) 67% or more of the shares present at a meeting of shareholders, if the holders of 50% of the outstanding shares of the Fund are present or represented by proxy or (ii) more than 50% of the outstanding shares of the Fund. All percentage limitations set forth below apply immediately after a purchase or initial investment and any subsequent change in any applicable percentage resulting from market fluctuations does not require elimination of any security from the portfolio. The Fund may not:

1.	Invest 25% or more of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry other than the telecommunications, media, publishing, and entertainment industries. This restriction does not apply to investments in U.S. government securities.

2.	Purchase securities of other investment companies, except in connection with a merger, consolidation, acquisition, or reorganization, if more than 10% of the market value of the total assets of the Fund would be invested in securities of other investment companies, more than 5% of the market value of the total assets of the Fund would be invested in the securities of any one investment company or the Fund would own more than 3% of any other investment company’s securities; provided, however, this restriction will not apply to securities of any investment company organized by the Fund that are to be distributed pro rata as a dividend to its shareholders.

3.	Purchase or sell commodities or commodity contracts except that the Fund may purchase or sell futures contracts and related options thereon if immediately thereafter (i) no more than 5% of its total assets are invested in margins and premiums and (ii) the aggregate market value of its outstanding futures contracts and market value of the currencies and futures contracts subject to outstanding options written by the Fund do not exceed 50% of the market value of its total assets. The Fund may not purchase or sell real estate, provided that the Fund may invest in securities secured by real estate or interests therein or issued by companies which invest in real estate or interests therein.

4.	Purchase any securities on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities.

5.	Make loans of money, except by the purchase of a portion of publicly distributed debt obligations in which the Fund may invest, and repurchase agreements with respect to those obligations, consistent with its investment objectives and policies. The Fund reserves the authority to make loans of its portfolio securities to financial intermediaries in an aggregate amount not exceeding 20% of its total assets. Any such loans will only be made upon approval of, and subject to any conditions imposed by, the Board. Because these loans would at all times be fully collateralized, the risk of loss in the event of default of the borrower should be slight.

6.	Borrow money, except that the Fund may borrow from banks and other financial institutions on an unsecured basis, in an amount not exceeding 10% of its total assets, to finance the repurchase of its shares. The Fund also may borrow money on a secured basis from banks as a temporary measure for extraordinary or emergency purposes. Temporary borrowings may not exceed 5% of the value of the total assets of the Fund at the time the loan is made. The Fund may pledge up to 10% of the lesser of the cost or value of its total assets to secure temporary borrowings. The Fund will not borrow for investment purposes. Immediately after any borrowing, the Fund will maintain asset coverage of not less than 300% with respect to all borrowings. While the borrowing of the Fund exceeds 5% of its respective total assets, the Fund will make no further purchases of securities, although this limitation will not apply to repurchase transactions as described above.

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7.	Underwrite securities of other issuers except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in selling portfolio securities; provided, however, this restriction will not apply to securities of any investment company organized by the Fund that are to be distributed pro rata as a dividend to its shareholders.

8.	Invest more than 15% of its total assets in illiquid securities, such as repurchase agreements with maturities in excess of seven days, or securities that at the time of purchase have legal or contractual restrictions on resale.

9.	Issue senior securities, except to the extent permitted by applicable law.

With respect to (1) above, the Fund invests 25% or more of its total assets in the securities of issuers in the telecommunications, media, publishing and entertainment industries.

MANAGEMENT OF THE FUND

Directors and Officers

The business and affairs of the Fund are managed under the direction of its Board, and the day to day operations are conducted through or under the direction of its officers.

The names and business addresses of the Directors and principal officers of the Fund are set forth in the following table, together with their positions and their principal occupations during the past five years and, in the case of the Directors, their other directorships during the past five years. Directors who are “interested persons” of the Fund, as defined by the 1940 Act, are listed under the caption “Interested Directors.”

Name, Position with the Fund, Age and Business Address(1)	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past Five Years	Other Directorships Held by Director During Past Five Years	Number of Portfolios in Fund Complex Overseen by Director(3)
INTERESTED DIRECTORS(4):

Mario J. Gabelli, CFA Chairman and Chief Investment Officer Age: 73	Since 1994*	Chairman, Chief Executive Officer, and Chief Investment Officer – Value Portfolios of GAMCO Investors, Inc. and Chief Investment Officer – Value Portfolios of Gabelli Funds, LLC and GAMCO Asset Management Inc.; Director/Trustee or Chief Investment Officer of other registered investment companies within the Gabelli/GAMCO Fund Complex; Chief Executive Officer of GGCP, Inc.; Chief Executive Officer and Chairman of the Board of Associated Capital Group, Inc.	Director of Morgan Group Holdings, Inc. (holding company); Chairman of the Board and Chief Executive Officer of LICT Corp. (multimedia and communication services company); Director of CIBL, Inc. (broadcasting and wireless communications); Director of ICTC Group Inc. (communications); Director of RLJ Acquisition, Inc. (blank check company) (2011-2012)	29

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Christopher J. Marangi Portfolio Manager Age: 41	Since 2013*	Managing Director and Co-Chief Investment Officer for the Value team of GAMCO Investors, Inc.; Portfolio Manager for Gabelli Funds, LLC and GAMCO Asset Management Inc.	—	1

INDEPENDENT DIRECTORS(5):

Anthony J. Colavita(6)(7) Director Age: 80	Since 2001*	President of the law firm of Anthony J. Colavita, P.C.	—	36

James P. Conn(6) Director Age: 78	Since 1994**	Former Managing Director and Chief Investment Officer of Financial Security Assurance Holdings Ltd. (1992-1998)	—	22

Frank J. Fahrenkopf, Jr. Director Age: 76	Since 1999***	Co-Chairman of the Commission on Presidential Debates; Former President and Chief Executive Officer of the American Gaming Association (1995-2013); Former Chairman of the Republican National Committee (1983-1989)	Director of First Republic Bank (banking)	9

Kuni Nakamura Director Age: 47	Since 2012**	President of Advanced Polymer, Inc. (chemical manufacturing company); President of KEN Enterprises, Inc. (real estate)	—	18

Anthony R. Pustorino Director Age: 90	Since 1994**	Certified Public Accountant; Professor Emeritus, Pace University	Director of The LGL Group, Inc. (diversified manufacturing) (2002-2011)	13

Werner J. Roeder Director Age: 75	Since 1999***	Practicing private physician; Former Medical Director of Lawrence Hospital (1999-2014)	—	23

Salvatore J. Zizza(7)(8) Director Age: 70	Since 1994***	President of Zizza & Associates Corp. (private holding company); Chairman of Harbor Diversified, Inc. (pharmaceuticals); Chairman of BAM (semiconductor and aerospace manufacturing); Chairman of Bergen Cove Realty Inc.; Chairman of Metropolitan Paper Recycling Inc. (recycling) (2005-2014)	Director and Vice Chairman of Trans-Lux Corporation (business services); Director and Chairman of Harbor Diversified Inc. (pharmaceuticals); Director, Chairman, and CEO of General Employment Enterprises (staffing services) (2009-2012)	30

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OFFICERS:

Name, Position with the Fund, Age and Business Address[1]	Length of Time Served(9)	Principal Occupation(s) During Past Five Years
Bruce N. Alpert President Age: 64	Since 2003	Executive Vice President and Chief Operating Officer of Gabelli Funds, LLC since 1998; Officer of registered investment companies within the Gabelli/GAMCO Funds Complex; Senior Vice President of GAMCO Investors, Inc. since 2008; Director of Teton Advisors, Inc. 1998-2012; Chairman of Teton Advisors, Inc. from 2008-2010; President of Teton Advisors, Inc. 1998-2008

Agnes Mullady Treasurer Age: 57	Since 2006	President and Chief Operating Officer of the Fund Division of Gabelli Funds, LLC since 2015; Chief Executive Officer of G. distributors, LLC since 2010; Senior Vice President of GAMCO Investors, Inc. since 2009; Vice President of Gabelli Funds, LLC since 2007; Officer of all of the registered investment companies within the Gabelli/GAMCO Fund Complex

Andrea R. Mango Secretary and Vice President Age: 43	Since 2013	Counsel of Gabelli Funds, LLC since 2013; Secretary of all registered investment companies within the Gabelli/GAMCO Fund Complex since 2013; Vice President of all closed-end funds within the Gabelli/GAMCO Fund Complex since 2014; Corporate Vice President within the Corporate Compliance Department of New York Life Insurance Company, 2011-2013; Vice President and Counsel of Deutsche Bank, 2006-2011

Richard J. Walz Chief Compliance Officer Age: 56	Since 2013	Chief Compliance Officer of all of the registered investment companies within the Gabelli/GAMCO Funds Complex since 2013; Chief Compliance Officer of AEGON USA Investment Management 2011-2013; Chief Compliance Officer of Cutwater Asset Management 2004-2011

Carter W. Austin Vice President and Ombudsman Age: 49	Since 2010	Vice President and/or Ombudsman of closed-end funds within the Gabelli/GAMCO Funds Complex; Senior Vice President (since 2015) and Vice President (1996 - 2015) of Gabelli Funds, LLC

Laurissa M. Martire Vice President and Ombudsman Age: 39	Since 2004	Vice President and/or Ombudsman of closed-end funds within the Gabelli/GAMCO Funds Complex; Assistant Vice President of GAMCO Investors, Inc. since 2003

1	Address: One Corporate Center, Rye, NY 10580-1422.

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2	The Fund’s Board is divided into three classes, each class having a term of three years. Each year the term of office of one class expires and the successor or successors elected to such class serve for a three year term. The three year term for each class expires as follows:
*	Term continues until the Fund’s 2016 Annual Meeting of Shareholders and until his successor is duly elected and qualified.
**	Term continues until the Fund’s 2018 Annual Meeting of Shareholders and until his successor is duly elected and qualified.
***	Term continues until the Fund’s 2017 Annual Meeting of Shareholders and until his successor is duly elected and qualified.
3	The “Fund Complex” or the “Gabelli/GAMCO Funds Complex” includes all the U.S. registered funds that are considered part of the same fund complex as the Fund because they have common or affiliated investment advisers.
4	“Interested person” of the Fund as defined in the 1940 Act. Mr. Gabelli is considered to be an “interested person” of the Fund because of his affiliation with the Fund’s Investment Adviser and as a controlling stockholder because of the level of his ownership of common shares of the Fund. Mr. Marangi is considered to be an “interested person” of the Fund because of his affiliation with the Fund’s Investment Adviser.
5	Directors who are not considered to be “interested persons” of the Fund, as defined in the 1940 Act, are considered to be “Independent” Directors. None of the Independent Directors (with the possible exceptions as described in this registration statement) nor their family members had any interest in the Investment Adviser or any person directly or indirectly controlling, controlled by, or under common control with the Investment Adviser as of December 31, 2015.
6	Director elected solely by holders of the Fund’s Preferred Stock.
7	Mr. Colavita’s son, Anthony S. Colavita, serves as a director of the GAMCO Mathers Fund and the Comstock Capital Value Fund, which are part of the Gabelli/GAMCO Fund Complex. Mr. Zizza is an independent director of Gabelli International Ltd., which may be deemed to be controlled by Mario J. Gabelli and/or affiliates and in that event would be deemed to be under common control with the Fund’s Investment Adviser.
8	On September 9, 2015, Mr Zizza entered into a settlement with the Securities and Exchange Commission (the “SEC”) to resolve an inquiry relating to an alleged violation regarding the making of false statements or omissions to the accountants of a company concerning a related party transaction. The company in question is not affiliate of, nor has any connection to, the Fund. Under the terms of the settlement, Mr Zizza, without admitting or denying the SEC’s findings and allegation, paid $150,000 and agreed to cease and desist committing or cause any future violations of Rule 13b2-2 of the Securities and Exchange Act of 1934, as amended (the “1934 Act”).
9	Each officer will hold office for an indefinite term until the date he or she resigns or retires or until his or her successor is elected and qualified.

The Board believes that each Director’s experience, qualifications, attributes or skills on an individual basis and in combination with those of other Directors lead to the conclusion that each Director should serve in such capacity. Among the attributes or skills common to all Directors are their ability to review critically and to evaluate, question and discuss information provided to them, to interact effectively with the other Directors, the Investment Adviser, the sub-administrator, other service providers, counsel and the Fund’s independent registered public accounting firm, and to exercise effective and independent business judgment in the performance of their duties as Directors. Each Director’s ability to perform his duties effectively has been attained in large part through the Director’s business, consulting or public service positions and through experience from service as a member of the Board and one or more of the other funds in the Fund Complex, public companies, or non-profit entities or other organizations as set forth above and below. Each Director’s ability to perform his duties effectively also has been enhanced by his education, professional training, and other experience.

Interested Directors

Mario J. Gabelli, CFA. Mr. Gabelli is Chairman of the Board of Directors and Chief Investment Officer of the Fund. Mr. Gabelli is a member of the Fund’s ad hoc Pricing Committee. Mr. Gabelli is Chairman, Chief Executive Officer, and Chief Investment Officer-Value Portfolios of GAMCO Investors, Inc. (“GBL”), a New York

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Stock Exchange (“NYSE”)-listed asset manager and financial services company. He is also the Chief Investment Officer of Value Portfolios of Gabelli Funds, LLC and GAMCO Asset Management, Inc. (“GAMCO”), each of which are asset management subsidiaries of GBL. In addition, Mr. Gabelli is Chief Executive Officer, Chief Investment Officer, a director, and the controlling shareholder of GGCP, Inc. (“GGCP”), a private company that holds a majority interest in GBL, and the Chairman of MJG Associates, Inc., which acts as an investment manager of various investment funds and other accounts. He is also Chief Executive Officer and Chairman of the Board of Directors of Associated Capital Group, Inc., a public company that provides alternative management and institutional research services, and is a majority-owned subsidiary of GGCP. Mr. Gabelli serves as Overseer of the Columbia University Graduate School of Business and as a trustee of Boston College and Roger Williams University. He also serves as a director of the Winston Churchill Foundation, The E.L. Wiegand Foundation, The American-Italian Cancer Foundation, and The Foundation for Italian Art and Culture. He is Chairman of the Gabelli Foundation, Inc., a Nevada private charitable trust. Mr. Gabelli serves as Co-President of Field Point Park Association, Inc. Mr. Gabelli received his Bachelor’s degree from Fordham University, M.B.A. from Columbia Business School, and honorary Doctorates from Fordham University and Roger Williams University.

Christopher J. Marangi. Mr. Marangi is a Managing Director and Co-Chief Investment Officer for the Value team of GBL. In addition to the Fund, he is a portfolio manager on GAMCO’s institutional and high net worth separate accounts team and for several other open- and closed-end funds in the Gabelli/GAMCO Fund Complex. He joined GBL in 2003 as a research analyst covering companies in the cable, satellite, and entertainment sectors. He began his career as an investment banking analyst with J.P. Morgan & Company and later joined the private equity firm, Wellspring Capital Management. Mr. Marangi serves as President of the Resurrection School Foundation. Mr. Marangi graduated magna cum laude and Phi Beta Kappa with a Bachelor’s degree in Political Economy from Williams College and holds an M.B.A. with honors from the Columbia Business School.

Independent Directors

Anthony J. Colavita, Esq. Mr. Colavita is a practicing attorney with over fifty-five years of experience. He is the Chairman of the Fund’s Nominating Committee and a member of the Fund’s ad hoc Proxy Voting Committee. Mr. Colavita serves on comparable or other board committees with respect to other funds in the Fund Complex on whose boards he sits. He served as a Commissioner of the New York State Thruway Authority and as a Commissioner of the New York State Bridge Authority, where his duties included reviewing financial documents of these agencies. He served for eleven years as the elected Supervisor of the Town of Eastchester, New York, responsible for ten annual municipal budgets. Mr. Colavita also served as Special Counsel to the New York State Assembly for five years and as a Senior Attorney with the New York State Insurance Department. He is the former Chairman of the New York State Republican Party, the Westchester County Republican Party, and the Eastchester Republican Town Committee. Mr. Colavita received his Bachelor’s degree from Fairfield University and Juris Doctor from Fordham University School of Law.

James P. Conn. Mr. Conn is the Lead Independent Director of the Fund, and a member of the Fund’s ad hoc Proxy Voting and ad hoc Pricing Committees. Mr. Conn serves on comparable or other board committees with respect to other funds in the Fund Complex on whose boards he sits. He was a senior business executive of Transamerica Corp., an insurance holding company, for much of his career including service as Chief Investment Officer. Mr. Conn has been a director of several public companies in banking and other industries, and was lead director and/or chair of various committees. He received his Bachelor’s degree in Business Administration from Santa Clara University.

Frank J. Fahrenkopf, Jr. Mr. Fahrenkopf is the Co-Chairman of the Commission on Presidential Debates, which is responsible for the widely- viewed Presidential debates during the quadrennial election cycle. Additionally, he serves as a board member of the International Republican Institute, which he founded in 1984. Mr. Fahrenkopf serves on the boards of other funds in the Gabelli/GAMCO Fund Complex. Mr. Fahrenkopf is the former President and Chief Executive Officer of the American Gaming Association (“AGA”), the trade group for the hotel-casino industry. He served for many years as Chairman of the Pacific Democrat Union and Vice Chairman of the International Democrat Union, a worldwide association of political parties from the United States, Great Britain, France, Germany, Canada, Japan, Australia, and twenty other nations. Prior to becoming the AGA’s first chief executive in 1995, Mr. Fahrenkopf was a partner in the law firm of Hogan & Hartson, where he chaired the International Trade Practice Group and specialized in regulatory, legislative, and corporate matters for multinational,

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foreign, and domestic clients. He also served as Chairman of the Republican National Committee for six years during Ronald Reagan’s presidency. Mr. Fahrenkopf is the former Chairman of the Finance Committee of the Culinary Institute of America and remains a member of the board. For over 30 years, Mr. Fahrenkopf has served on the Board of First Republic Bank and serves as Chairman of the Corporate Governance and Nominating Committee and as a member of the Audit Committee. Mr. Fahrenkopf received his Bachelor’s degree from the University of Nevada, Reno and Juris Doctor from Boalt Hall School of Law, U.C. Berkeley.

Kuni Nakamura. Mr. Nakamura is the president of Advanced Polymer, Inc., a chemical manufacturing company, and president of KEN Enterprises, Inc., a real estate company. He is a member of the Fund’s Nominating and ad hoc Pricing Committees. Mr. Nakamura serves on comparable or other board committees with respect to other funds in the Fund Complex on whose boards he sits. Mr. Nakamura was previously a board member of LGL Group, Inc., a diversified manufacturing company. Mr. Nakamura serves on the Board of Trustees of Mercy College in Dobbs Ferry, NY. He chairs the Endowment Management Committee and is a member of the Audit Committee. He is also involved in various capacities with The University of Pennsylvania and The Guiding Eyes for the Blind. Mr. Nakamura is a graduate of the University of Pennsylvania - The Wharton School with a Bachelor’s degree in Economics and Multinational Management.

Anthony R. Pustorino, CPA. Mr. Pustorino is a Professor Emeritus of Pace University with over fifty years of experience in public accounting. Mr. Pustorino is the Chairman of the Fund’s Audit and ad hoc Proxy Voting Committees, and has been designated the Fund’s Audit Committee Financial Expert. He is a member of both multi-fund ad hoc Compensation Committees. Mr. Pustorino serves on comparable or other board committees with respect to other funds in the Fund Complex on whose boards he sits. Mr. Pustorino was a director of LGL Group, Inc., a diversified manufacturing company, and Chairman of its Audit Committee. He was previously the President and shareholder of a CPA firm, and a professor of accounting at both Fordham University and Pace University. He served as Chairman of the Board of Directors of the New York State Boards for Public Accountancy and of the CPA Examination Review Board of the National Association of State Board of Accountancy. He was Vice President and a member of the Executive Committee of the New York State Society of CPAs, and the Chair or member of many of its technical committees. He was a member of the Council of the American Institute of CPAs. Mr. Pustorino is the recipient of numerous professional and teaching awards. He received a Bachelor’s degree in Business from Fordham University and M.B.A. from New York University.

Werner J. Roeder, M.D. Dr. Roeder is a practicing private physician with over forty-five years of experience and former Medical Director of Lawrence Hospital Center in Bronxville, New York. As Vice President of Medical Affairs at Lawrence Hospital, he was actively involved in personnel and financial matters concerning the hospital’s $140 million budget. He is a member of the Fund’s Audit Committee, and both multi-fund ad hoc Compensation Committees, and serves on comparable or other board committees with respect to other funds in the Fund Complex on whose boards he sits. Dr. Roeder is board certified as a surgeon by The American Board of Surgery and presently serves in a consulting capacity to Empire Blue Cross/Blue Shield. He obtained his Doctorate in Medicine from New York Medical College.

Salvatore J. Zizza. Mr. Zizza is the President of Zizza & Associates Corp., a private holding company that invests in various industries. He also serves as Chairman to other companies involved in manufacturing, recycling, real estate, technology, and pharmaceuticals. He is a member of the Fund’s Audit, Nominating, and ad hoc Pricing Committees, and a member of both multi-fund ad hoc Compensation Committees. Mr. Zizza serves on comparable or other board committees with respect to other funds in the Fund Complex on whose boards he sits. In addition to serving on the boards of other funds in the Fund Complex, he is currently and has previously been a director of other public companies. He was also the President, Chief Executive Officer, and Chief Financial Officer of a large NYSE-listed construction company. Mr. Zizza received his Bachelor’s degree and M.B.A. in Finance from St. John’s University, which awarded him an Honorary Doctorate in Commercial Sciences.

Leadership Structure and Oversight Responsibilities

Overall responsibility for general oversight of the Fund rests with the Board. The Board has appointed Mr. Conn as the Lead Independent Director. The Lead Independent Director presides over executive sessions of the Board of Directors and also serves between meetings of the Board as a liaison with service providers, officers, counsel, and other Directors on a wide variety of matters including scheduling agenda items for Board meetings.

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Designation as such does not impose on the Lead Independent Director any obligations or standards greater than or different from other Directors. The Board has established a Nominating Committee and an Audit Committee to assist the Board in the oversight of the management and affairs of the Fund. The Board also has an ad hoc Proxy Voting Committee that exercises beneficial ownership responsibilities on behalf of the Fund in selected situations. From time to time the Board establishes additional committees or informal working groups, such as ad hoc Pricing Committee related to securities offerings by the Fund, to address specific matters or assigns one of its members to work with directors or trustees of other funds in the Fund Complex on special committees or working groups that address complex-wide matters, such as the multi-fund ad hoc Compensation Committee relating to the compensation of the Chief Compliance Officer for all the funds in the Fund Complex and a separate multi fund ad hoc Compensation Committee relating to the compensation of certain other officers of the closed-end funds in the Fund Complex.

All of the Fund’s Directors other than Messrs. Mario J. Gabelli and Christopher J. Marangi are Independent Directors, and the Board believes it is able to provide effective oversight of the Fund’s service providers. In addition to providing feedback and direction during Board meetings, the Independent Directors meet regularly in executive session and chair all committees of the Board.

The Fund’s operations entail a variety of risks including investment, administration, valuation and a range of compliance matters. Although the Investment Adviser, the sub-administrator and the officers of the Fund are responsible for managing these risks on a day-to-day basis within the framework of their established risk management functions, the Board also addresses risk management of the Fund through its meetings and those of the committees and working groups. As part of its general oversight, the Board reviews with the Investment Adviser at Board meetings the levels and types of risks, including options risk, being undertaken by the Fund, and the Audit Committee discusses the Fund’s risk management and controls with the independent registered public accounting firm engaged by the Fund. The Board reviews valuation policies and procedures and the valuations of specific illiquid securities. The Board also receives periodic reports from the Fund’s Chief Compliance Officer regarding compliance matters relating to the Fund and its major service providers, including results of the implementation and testing of the Fund’s and such providers’ compliance programs. The Board’s oversight function is facilitated by management reporting processes designed to provide visibility to the Board regarding the identification, assessment and management of critical risks, and the controls and policies and procedures used, to mitigate those risks. The Board reviews its role in supervising the Fund’s risk management from time to time and may make changes at its discretion at any time.

The Board has determined that its leadership structure is appropriate for the Fund because it enables the Board to exercise informed and independent judgment over matters under its purview, allocates responsibility among committees in a manner that fosters effective oversight, and allows the Board to devote appropriate resources to specific issues in a flexible manner as they arise. The Board periodically reviews its leadership structure as well as its overall structure, composition, and functioning and may make changes in its discretion at any time.

Standing Committees of the Board of Directors

Audit Committee. The Audit Committee is composed of three of the Fund’s Independent Directors, namely Messrs. Pustorino (Chairman), Zizza, and Dr. Roeder. The Audit Committee is generally responsible for reviewing and evaluating issues related to the accounting and financial reporting policies and internal controls of the Fund and, as appropriate, the internal controls of certain service providers, overseeing the quality and objectivity of the Fund’s financial statements and the audit thereof and to act as a liaison between the Board and the Fund’s independent registered public accounting firm. The Audit Committee met two times during the fiscal year ended December 31, 2015.

Nominating Committee. The Board of Directors has a Nominating Committee composed of three Independent Directors, namely Messrs. Colavita (Chairman), Nakamura, and Zizza. The Nominating Committee is responsible for recommending qualified candidates to the Board in the event that a position is vacated or created. The Nominating Committee will consider recommendations by shareholders if a vacancy were to exist. Such recommendations should be forwarded to the Secretary of the Fund. The Nominating Committee met one time during the fiscal year ended December 31, 2015.

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The Fund does not have a standing compensation committee. For a discussion of experiences, qualifications, attributes, or skills supporting the appropriateness of each Director’s service on the Fund’s Board, see the biographical information of the Directors below in the section entitled “Qualification of Board of Directors.”

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Beneficial Ownership of Shares Held in the Fund and the Family of Investment Companies for Each Director

Set forth in the table below is the dollar range of equity securities in the Fund beneficially owned by each Director and the aggregate dollar range of equity securities in the Fund Complex beneficially owned by each Director.

Name of Director	Dollar Range of Equity Securities Held in the Fund*(1)	Aggregate Dollar Range of Equity Securities Held in all Registered Investment Companies in the Gabelli Fund Complex*(1)(2)
Interested Directors
Mario J. Gabelli	E	E
Christopher J. Marangi	B	E
Independent Directors
Anthony J. Colavita	C	E
James P. Conn	E	E
Frank J. Fahrenkopf, Jr.	A	E
Kuni Nakamura	C	E
Anthony R. Pustorino	C	E
Werner J. Roeder	A	E
Salvatore J. Zizza	E	E

*	Key to Dollar Ranges
A.	None
B.	$1-$10,000
C.	$10,001-$50,000
D.	$50,001-$100,000
E.	Over $100,000

All Shares are valued as of December 31, 2015.

(1)	This information has been furnished by each Director as of December 31, 2015. “Beneficial Ownership” is determined in accordance with Rule 16a-1(a)(2) of the 1934 Act.
(2)	The term “Family of Investment Companies” includes two or more, registered funds that share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services. Currently the registered funds that comprise the “Fund Complex” are identical to those that comprise the “Family of Investment Companies.”

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Set forth in the table below, with respect to each Director and executive officer of the Fund, is the amount of shares beneficially owned by such person.

Name of Director/Officer	Amount and Nature of Beneficial Ownership(1)		Percent of Shares Outstanding (2)
INTERESTED DIRECTORS:
Mario J. Gabelli	1,516,780	(3)	6.2%
Christopher J. Marangi	885		*
INDEPENDENT DIRECTORS:
Anthony J. Colavita	5,030	(4)	*
James P. Conn	33,120		*
	818 Series B Preferred		*

Frank J. Fahrenkopf, Jr.	0		*
Kuni Nakamura	6,033		*
Anthony R. Pustorino	6,462	(5)	*
Werner J. Roeder	0		*
Salvatore J. Zizza	5,588		*
	3,719 Series B Preferred		*

EXECUTIVE OFFICERS:
Bruce N. Alpert	184		*
	3,000 Series B Preferred	(6)	*
Andrea R. Mango	0		*
Agnes Mullady	0		*
Richard J. Walz	0		*

(1)	This information has been furnished by each Director and executive officer as of December 31, 2015. “Beneficial Ownership” is determined in accordance with Rule 16a-l(a)(2) of the 1934 Act.
(2)	An asterisk indicates that the ownership amount constitutes less than 1% of the total shares outstanding. The ownership of the Directors, including nominees for election as Director, and executive officers as a group constitutes 2.4% of the total Common Stock outstanding and less than 1% of the total Preferred Stock outstanding.
(3)	Comprised of 750,531 shares of Common Stock owned directly by Mr. Gabelli, 19,702 shares of Common Stock owned by a family partnership for which Mr. Gabelli serves as general partner, 26,667 shares of Common Stock owned by GPJ Retirement Partners, LLC in which Mr. Gabelli has less than 100% interest and disclaims beneficial ownership of the shares held by this entity which are in excess of this indirect, pecuniary interest, and 719,880 shares of Common Stock owned by Associated Capital Group, Inc., or its affiliates.
(4)	All 5,030 shares of Common Stock are owned by Mr. Colavita’s spouse for which he disclaims beneficial ownership.
(5)	Includes 2,648 shares of Common Stock owned by Mr. Pustorino’s spouse for which he disclaims beneficial ownership.
(6)	All 3,000 shares of Series B Preferred Stock are owned by Mr. Alpert’s spouse for which he disclaims beneficial ownership.

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Set forth in the table below is the amount of interests beneficially owned by each Independent Director, or his or her family member, as applicable, in a person, other than a registered investment company, that may be deemed to be controlled by the Fund’s Investment Adviser and/or affiliates (including Mario J. Gabelli) and in that event would be deemed to be under common control with the Fund’s Investment Adviser.

Name of Independent Director	Name of Owner and Relationships to Director/Nominee	Company	Title of Class	Value of Interests(1)	Percent of Class(2)
Anthony J. Colavita	Same	LGL Group, Inc.	Common Stock	$4,936	*

Anthony J. Colavita	Same	LGL Group, Inc.	Warrants	$67	*

Anthony J. Colavita	Family	Gabelli Associates Fund	Membership Interests	$893,574	*

Frank J. Fahrenkopf Jr.	Same	Gabelli Associates Limited II E	Membership Interests	$1,125,232	1.68%

Kuni Nakamura	Same	LGL Group, Inc.	Common Stock	$6,423	*

Kuni Nakamura	Same	LGL Group, Inc.	Warrants	$7	*

Werner J. Roeder	Same	Gabelli Associates Fund II	Membership Interests	$540,974	*

Salvatore J. Zizza	Same	Gabelli Associates Fund	Membership Interests	$2,140,593	*

Salvatore J. Zizza	Same	Gabelli Performance Partnership L.P.	Limited Partner Interests	$288,631	*

(1)	This information has been furnished as of December 31, 2015.
(2)	An asterisk indicates that the ownership amount constitutes less than 1% of the total interests outstanding.

Remuneration of Directors and Officers

The Fund pays each Independent Director an annual retainer of $6,000 plus $500 for each Board meeting attended and each Independent Director is reimbursed by the Fund for any out of pocket expenses incurred in attending meetings. All Board committee members receive $1,000 per meeting attended, the Audit Committee Chairman receives an annual fee of $3,000, the Nominating Committee Chairman, and the Lead Independent Director each receive an annual fee of $2,000. A Director may receive a single meeting fee, allocated among the participating funds, for participation in certain meetings on behalf of multiple funds. The aggregate remuneration (excluding out of pocket expenses) paid by the Fund to such Directors during the fiscal year ended December 31, 2015 amounted to $70,469. During the fiscal year ended December 31, 2015, the Directors of the Fund met four times, all of which were regular quarterly Board meetings. Each Director then serving in such capacity attended at least 75% of the meetings of Directors and of any Committee of which he is a member.

Directors who are directors or employees of the Investment Adviser or an affiliated company receive no compensation or expense reimbursement from the Fund.

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The following table sets forth certain information regarding the compensation of the Directors by the Fund and officers, if any, who were compensated by the Fund rather than the Investment Adviser, for the fiscal year ended December 31, 2015.

Compensation Table for the Fiscal Year Ended December 31, 2015

Name of Person and Position	Aggregate Compensation From the Fund	Aggregate Compensation From the Fund and Fund Complex Paid to Directors*
Interested Directors:
Mario J. Gabelli Chairman of the Board and Chief Investment Officer	$0	$0(0)
Christopher J. Marangi Portfolio Manager	$0	$0(0)
Independent Directors:
Anthony J. Colavita Director	$10,500	$410,000(36)
James P. Conn Director	$10,000	$231,750(22)
Frank J. Fahrenkopf, Jr. Director	$8,000	$114,500(9)
Kuni Nakamura Director	$8,500	$163,500(16)
Anthony R. Pustorino Director	$13,000	$204,500(13)
Werner J. Roeder Director	$9,969	$187,566(23)
Salvatore J. Zizza Director	$10,500	$317,500(30)

*	Represents the total compensation paid to such persons during the year ended December 31, 2015 by investment companies (including the Fund) or portfolios that are part of the same Fund Complex. The number in parentheses represents the number of such investment companies and portfolios.

The Investment Adviser

The Investment Adviser, a New York limited liability company and registered investment adviser under the 1940 Act, serves as an investment adviser to registered investment companies with combined aggregate net assets approximating $22.0 billion as of December 31, 2015. The Investment Adviser is a wholly owned subsidiary of GBL, a New York corporation, whose Class A Common Stock is traded on the NYSE under the symbol, “GBL.” Mr. Mario J. Gabelli may be deemed a “controlling person” of the Investment Adviser on the basis of his controlling interest in GBL. Mr. Gabelli owns a majority of the stock of GGCP, which holds a majority of the capital stock and voting power of GBL. The Investment Adviser has several affiliates that provide investment advisory services: GAMCO Asset Management Inc., a wholly owned subsidiary of GBL, acts as investment adviser for individuals, pension trusts, profit sharing trusts, endowments and the GAMCO Mathers Fund, and as sub-adviser to certain third party investment funds, which include registered investment companies, and had assets under management of approximately $16.8 billion as of December 31, 2015; Teton Advisors, Inc., with assets under management of approximately $1.5 billion as of December 31, 2015, acts as investment adviser to The TETON Westwood Funds and separately managed accounts; Gabelli Securities, Inc., previously, a subsidiary of GBL and currently, a majority-owned subsidiary of Associated Capital Group, Inc. (“Associated Capital”), acts as investment adviser to certain alternative investment products, consisting primarily of risk arbitrage and merchant banking limited partnerships and offshore companies, with assets under management of approximately $939 million as of

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December 31, 2015; and Gabelli Fixed Income, LLC, an indirect wholly owned subsidiary of GBL, acts as investment adviser for separate accounts having assets under management of approximately $38 million as of December 31, 2015. Teton Advisors, Inc. was spun off by GBL in March 2009 and is an affiliate of GBL by virtue of Mr. Gabelli’s ownership of GGCP, the principal stockholder of Teton Advisors, Inc., as of December 31, 2015. Associated Capital was spun off from GBL on November 30, 2015, and is an affiliate of GBL by virtue of Mr. Gabelli’s ownership of GGCP, the principal shareholder of Associated Capital.

Investment Advisory Agreement

Affiliates of the Investment Adviser may, in the ordinary course of their business, acquire for their own account or for the accounts of their advisory clients, significant (and possibly controlling) positions in the securities of companies that may also be suitable for investment by the Fund. The securities in which the Fund might invest may thereby be limited to some extent. For instance, many companies in the past several years have adopted so-called “poison pill” or other defensive measures designed to discourage or prevent the completion of non-negotiated offers for control of the company. Such defensive measures may have the effect of limiting the shares of the company that might otherwise be acquired by the Fund if the affiliates of the Investment Adviser or their advisory accounts have or acquire a significant position in the same securities. However, the Investment Adviser does not believe that the investment activities of its affiliates will have a material adverse effect upon each the Fund in seeking to achieve its investment objectives. Securities purchased or sold pursuant to contemporaneous orders entered on behalf of the investment company accounts of the Investment Adviser or the advisory accounts managed by its affiliates for their unaffiliated clients are allocated pursuant to principles believed to be fair and not disadvantageous to any such accounts. In addition, all such orders are accorded priority of execution over orders entered on behalf of accounts in which the Investment Adviser or its affiliates have a substantial pecuniary interest. The Investment Adviser may on occasion give advice or take action with respect to other clients that differs from the actions taken with respect to the Fund. The Fund may invest in the securities of companies that are investment management clients of GAMCO Asset Management Inc. In addition, portfolio companies or their officers or directors may be minority shareholders of the Investment Adviser or its affiliates.

Under the terms of the Advisory Agreement, the Investment Adviser manages the portfolio of the Fund in accordance with its stated investment objectives and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund and manages its other business and affairs, all subject to the supervision and direction of the Fund’s Board. In addition, under the Advisory Agreement, the Investment Adviser oversees the administration of all aspects of the Fund’s business and affairs and provides, or arranges for others to provide, at the Investment Adviser’s expense, certain enumerated services, including maintaining the Fund’s books and records, preparing reports to the Fund’s shareholders and supervising the calculation of the net asset value of its shares. All expenses of computing the net asset value of the Fund, including any equipment or services obtained solely for the purpose of pricing shares or valuing its investment portfolio, will be an expense of the Fund under its Advisory Agreement unless the Investment Adviser voluntarily assumes responsibility for such expense. During fiscal year 2015, the Fund paid or accrued $45,000 to the Investment Adviser in connection with the cost of computing the Fund’s net asset value.

The Advisory Agreement combines investment advisory and administrative responsibilities in one agreement. For services rendered by the Investment Adviser on behalf of the Fund under the Advisory Agreement, the Fund pays the Investment Adviser a fee computed weekly and paid monthly, equal on an annual basis to 1.00% of the Fund’s average weekly net assets including the liquidation value of preferred stock. The fee paid by the Fund may be higher when leverage in the form of preferred stock is utilized, giving the Investment Adviser an incentive to utilize such leverage. However, the Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the preferred stock during the fiscal year if the total return of the net asset value of the common stock of the Fund, including distributions and advisory fees subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred stock for the period. In other words, if the effective cost of the leverage for any series of preferred stock exceeds the total return (based on net asset value) on the Fund’s common stock, the Investment Adviser will reduce that portion of its management fee on the incremental assets attributable to the leverage for that series of preferred stock to mitigate the negative impact of the leverage on the common shareholder’s total return. The Investment Adviser currently intends that the voluntary advisory fee waiver will remain in effect for as long as the 6.00% Series B Cumulative Preferred Stock and Series C Auction Rate Cumulative Preferred Stock are outstanding. This fee waiver will not apply to any

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preferred stock issued from this offering. The Investment Adviser, however, reserves the right to modify or terminate the voluntary advisory fee waiver at any time. The Fund’s total return on the net asset value of the common stock is monitored on a monthly basis to assess whether the total return on the net asset value of the common stock exceeds the stated dividend rate or corresponding swap rate of each particular series of preferred stock for the period. The test to confirm the accrual of the management fee on the assets attributable to each particular series of preferred stock is annual. The Fund will accrue for the management fee on these assets during the fiscal year if it appears probable that the Fund will incur the management fee on those additional assets.

The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard for its obligations and duties thereunder, the Investment Adviser is not liable for any error or judgment or mistake of law or for any loss suffered by the Fund. As part of the Advisory Agreement, the Fund has agreed that the name “Gabelli” is the Investment Adviser’s property, and that in the event the Investment Adviser ceases to act as an investment adviser to the Fund, the Fund will change its name to one not including “Gabelli.”

Pursuant to its terms, the Advisory Agreement will remain in effect with respect to the Fund until the second anniversary of shareholder approval of such Agreement, and from year to year thereafter if approved annually (i) by the Fund’s Board or by the holders of a majority of its outstanding voting securities and (ii) by a majority of the directors who are not “interested persons” (as defined in the 1940 Act) of any party to the Advisory Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement was initially approved by the Board at a meeting held on April 6, 1994, and was approved most recently by the Board on May 19, 2015. The Advisory Agreement terminates automatically on its assignment and may be terminated without penalty on sixty days’ written notice at the option of either party thereto or by a vote of a majority (as defined in the 1940 Act) of the Fund’s outstanding shares.

A discussion regarding the basis of the Board’s approval of the Advisory Agreement for the Fund is available in the semiannual report to shareholders for the six months ended June 30, 2015.

For the fiscal years ended December 31, 2015, 2014, and 2013, the Fund paid for advisory and administrative services rendered to the Fund, and the Investment Adviser waived fees and/or reimbursed expenses of the Fund under the Advisory Agreement as follows:

	Fees Paid (After Waivers)	Reductions	Reimbursements
December 31, 2015	$2,297,530	None	None
December 31, 2014	$2,287,928	None	None
December 31, 2013	$2,091,263	None	None

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Portfolio Managers Information

Other Accounts Managed

The information below lists other accounts for which each portfolio manager was primarily responsible for the day to day management during the year ended December 31, 2015, for Messrs. Gabelli, Haverty and Marangi.

Name of Portfolio Managers	Type of Accounts	Total Number of Accounts Managed	Total Assets	Number of Accounts Managed with Advisory Fee Based on Performance	Total Assets With Advisory Fee Based on Performance
Mario J. Gabelli	Registered Investment Companies:	24	$21.2B	5	$4.2B
	Other Pooled Investment Vehicles:	29	$900.5M	18	$795.6M
	Other Accounts:	1,634	$15.1B	20	$1.7B
Lawrence J. Haverty, Jr.	Registered Investment Companies:	0	$0	0	$0
	Other Pooled Investment Vehicles:	0	$0	0	$0
	Other Accounts:	4	$4.1M	0	$0
Christopher J. Marangi	Registered Investment Companies:	6	$5.7B	2	$2.3B
	Other Pooled Investment Vehicles:	0	$0	0	$0
	Other Accounts:	350	$1.2B	2	$18.3M

*	For the Portfolio Managers, the above chart represents the portion of the assets for which the Portfolio Manager has primary responsibility in the accounts indicated. Certain assets included under “Other Accounts” may be invested in Registered Investment Companies or Other Pooled Investment Vehicles primarily managed by the Portfolio Manager and therefore may be duplicated.

Potential Conflicts of Interest

Actual or apparent conflicts of interest may arise when the portfolio managers also have day-to-day management responsibilities with respect to one or more other accounts. These potential conflicts include:

Allocation of Limited Time and Attention. Because the portfolio managers may manage more than one account, they may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of those accounts as if they were to devote substantially more attention to the management of only one account.

Allocation of Limited Investment Opportunities. If the portfolio managers identify an investment opportunity that may be suitable for multiple accounts, the Fund may not be able to take full advantage of that opportunity because the opportunity may need to be allocated among these accounts or other accounts managed primarily by other portfolio managers of the Investment Adviser and its affiliates.

Pursuit of Differing Strategies. At times, the portfolio managers may determine that an investment opportunity may be appropriate for only some of the accounts for which they exercise investment responsibility, or may decide that certain of these accounts should take differing positions with respect to a particular security. In these cases, the portfolio managers may execute differing or opposite transactions for one or more accounts which may affect the market price of the security or the execution of the transactions, or both, to the detriment of one or more other accounts.

Selection of Broker/Dealers. A portfolio manager may be able to select or influence the selection of the brokers and dealers that are used to execute securities transactions for the Fund or accounts that they supervise. In addition to providing execution of trades, some brokers and dealers provide portfolio managers with brokerage and research services which may result in the payment of higher brokerage fees than might otherwise be available. These services may be more beneficial to certain funds or accounts of the Investment Adviser and its affiliates than

29

to others. Although the payment of brokerage commissions is subject to the requirement that the Investment Adviser determine in good faith that the commissions are reasonable in relation to the value of the brokerage and research services provided to the Fund, a portfolio manager’s decision as to the selection of brokers and dealers could yield disproportionate costs and benefits among the Fund or other accounts that the Investment Adviser and its affiliates manage. In addition, with respect to certain types of accounts (such as pooled investment vehicles and other accounts managed for organizations and individuals), the Investment Adviser may be limited by the client concerning the selection of brokers or may be instructed to direct trades to particular brokers. In these cases, the Investment Adviser or its affiliates may place separate, non-simultaneous transactions in the same security for the Fund and another account that may temporarily affect the market price of the security or the execution of the transaction, or both, to the detriment of the Fund or the other accounts.

Variation in Compensation. A conflict of interest may arise where the financial or other benefits available to a portfolio manager differ among the accounts that they manage. If the structure of the Investment Adviser’s management fee or the portfolio manager’s compensation differs among accounts (such as where certain accounts pay higher management fees or performance based management fees), the portfolio managers may be motivated to favor certain accounts over others. The portfolio managers also may be motivated to favor accounts in which they have investment interests or in which the Investment Adviser or its affiliates have investment interests. Similarly, the desire to maintain assets under management or to enhance a portfolio manager’s performance record or to derive other rewards, financial or otherwise, could influence the portfolio managers in affording preferential treatment to those accounts that could most significantly benefit the portfolio managers.

The Investment Adviser and the Fund have adopted compliance policies and procedures that are designed to address the various conflicts of interest that may arise for the Investment Adviser and its staff members. However, there is no guarantee that such policies and procedures will be able to detect and address every situation in which an actual or potential conflict may arise.

Portfolio Manager Compensation

Mr. Gabelli receives incentive-based variable compensation based on a percentage of net revenues received by the Investment Adviser for managing the Fund. Net revenues are determined by deducting from gross investment management fees the firm’s expenses (other than Mr. Gabelli’s compensation) allocable to the Fund. Additionally, he receives similar incentive-based variable compensation for managing other accounts within GBL. This method of compensation is based on the premise that superior long term performance in managing a portfolio should be rewarded with higher compensation as a result of growth of assets through appreciation and net investment activity. The level of compensation is not determined with specific reference to the performance of any account against any specific benchmark. One of the other registered investment companies managed by Mr. Gabelli has a performance (fulcrum) fee arrangement for which his compensation is adjusted up or down based on the performance of the investment company relative to an index. Five closed-end registered investment companies managed by Mr. Gabelli have arrangements whereby the Investment Adviser will only receive its investment advisory fee attributable to the liquidation value of outstanding preferred stock (and Mr. Gabelli would only receive his percentage of such advisory fee) if certain performance levels are met. Mr. Gabelli manages other accounts with performance fees. Compensation for managing these accounts has two components. One component of his compensation is based on a percentage of net revenues received by the Investment Adviser for managing the account. The second component is based on absolute performance of the account, with respect to which a percentage of such performance fee is paid to Mr. Gabelli. As an executive officer of the Investment Adviser’s parent company, GBL, Mr. Gabelli also receives ten percent of the net operating profits of the parent company. Mr. Gabelli receives no base salary, no annual bonus, and no stock options.

The compensation of the other portfolio managers of the Fund is structured to enable the Investment Adviser to attract and retain highly qualified professionals in a competitive environment. The portfolio managers receive a compensation package that includes a minimum draw or base salary, equity based incentive compensation via awards of stock options and restricted stock, and incentive based variable compensation based on a percentage of net revenue received by the Investment Adviser for managing the Fund to the extent that the amount exceeds a minimum level of compensation. Net revenues are determined by deducting from gross investment management fees certain of the firm’s expenses (other than the respective portfolio manager’s compensation) allocable to the Fund (the incentive based variable compensation for managing other accounts is also based on a percentage of net

30

revenues to the investment adviser for managing the account). The portfolio managers receive similar incentive based variable compensation based on gross revenue for managing other accounts for GAMCO Asset Management Inc. the compensation for managing accounts that have a performance based fee will have two components. One component is based on a percentage of net revenues received by the adviser for managing the account. The second component is based on absolute performance of the account, with respect to which a percentage of the net performance fee is paid to the portfolio manager. These methods of compensation are based on the premise that superior long term performance in managing a portfolio should be rewarded with higher compensation as a result of growth of assets through appreciation and net investment activity. The level of equity based incentive and incentive based variable compensation is based on an evaluation by the Investment Adviser’s parent, GBL, of quantitative and qualitative performance evaluation criteria.

Ownership of Shares in the Fund

As of December 31, 2015, the portfolio managers of the Fund own the following amounts of equity securities of the Fund.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
Mario J. Gabelli	Over $1,000,000
Lawrence J. Haverty	$100,001 - $500,000
Christopher J. Marangi	$1 - $10,000

Portfolio Holdings Information

Employees of the Investment Adviser and its affiliates will often have access to information concerning the portfolio holdings of the Fund. The Fund and the Investment Adviser have adopted policies and procedures that require all employees to safeguard proprietary information of the Fund, which includes information relating to the Fund’s portfolio holdings as well as portfolio trading activity of the Investment Adviser with respect to the Fund (collectively, “Portfolio Holdings Information”). In addition, the Fund and the Investment Adviser have adopted policies and procedures providing that Portfolio Holdings Information may not be disclosed except to the extent that it is (a) made available to the general public by posting on the Fund’s website or filed as a part of a required filing on Form N-Q or N-CSR or (b) provided to a third party for legitimate business purposes or regulatory purposes, that has agreed to keep such data confidential under forms approved by the Investment Adviser’s legal department or outside counsel, as described below. The Investment Adviser will examine each situation under (b) with a view to determine that release of the information is in the best interest of the Fund and its shareholders and, if a potential conflict between the Investment Adviser’s interests and the Fund’s interests arises, to have such conflict resolved by the Chief Compliance Officer or the independent Board. These policies further provide that no officer of the Fund or employee of the Investment Adviser shall communicate with the media about the Fund without obtaining the advance consent of the Chief Executive Officer, Chief Operating Officer, or General Counsel of the Investment Adviser.

Under the foregoing policies, the Fund currently may disclose Portfolio Holdings Information in the circumstances outlined below. Disclosure generally may be either on a monthly or quarterly basis with no time lag in some cases and with a time lag of up to sixty days in other cases (with the exception of proxy voting services which require a regular download of data):

(1)	To regulatory authorities in response to requests for such information and with the approval of the Chief Compliance Officer of the Fund;

(2)	To mutual fund rating and statistical agencies and to persons performing similar functions where there is a legitimate business purpose for such disclosure and such entity has agreed to keep such data confidential at least until it has been made public by the Investment Adviser;

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(3)	To service providers of the Fund, as necessary for the performance of their services to the Fund and to the Board; the Fund’s anticipated service providers are its administrator, transfer agent, custodian, independent registered public accounting firm, and legal counsel;

(4)	To firms providing proxy voting and other proxy services, provided such entity has agreed to keep such data confidential until at least it has been made public by the Investment Adviser;

(5)	To certain broker-dealers, investment advisers, and other financial intermediaries for purposes of their performing due diligence on the Fund and not for dissemination of this information to their clients or use of this information to conduct trading for their clients. Disclosure of Portfolio Holdings Information in these circumstances requires the broker, dealer, investment adviser, or financial intermediary to agree to keep such information confidential and is further subject to prior approval of the Chief Compliance Officer of the Fund and to reporting to the Board at the next quarterly meeting; and

(6)	To consultants for purposes of performing analysis of the Fund, which analysis (but not the Portfolio Holdings Information) may be used by the consultant with its clients or disseminated to the public, provided that such entity shall have agreed to keep such information confidential until at least it has been made public by the Investment Adviser.

Disclosures made pursuant to a confidentiality agreement are subject to periodic confirmation by the Chief Compliance Officer of the Fund that the recipient has utilized such information solely in accordance with the terms of the agreement. Neither the Fund nor the Investment Adviser, nor any of the Investment Adviser’s affiliates will accept on behalf of itself, its affiliates, or the Fund any compensation or other consideration in connection with the disclosure of portfolio holdings of the Fund. The Board will review such arrangements annually with the Fund’s Chief Compliance Officer.

AUCTIONS FOR AUCTION RATE PREFERRED STOCK

The Fund’s Series C Auction Rate Preferred are a type of preferred stock that pays dividends that vary over time. Since February 2008, the auctions have failed and have continued to fail. “Failure” means that more shares of the preferred stock are offered for sale in the auction that there are bids to buy shares. During this period while auctions have continued to fail, holders of the Fund’s Series C Auction Rate Preferred have received dividends at a “maximum” rate determined by reference to short term rates, rather than at a price set by auction. If auctions were to resume functioning, they would operate in accordance with the procedures described below.

Summary of Auction Procedures

The following is a brief summary of the auction procedures for shares of preferred stock that are auction rate preferred stock. These auction procedures are complicated, and there are exceptions to these procedures. Many of the terms in this section have a special meaning. Accordingly, this description does not purport to be complete and is qualified, in its entirety, by reference to the Fund’s Charter, including the provisions of the Articles Supplementary establishing any series of auction rate preferred stock.

The auctions determine the dividend rate for auction rate preferred stock, but each dividend rate will not be higher than the maximum rate. If you own auction rate preferred stock, you may instruct your broker-dealer to enter one of three kinds of orders in the auction with respect to your stock: sell, bid, and hold.

•	If you enter a sell order, you indicate that you want to sell auction rate preferred stock at their liquidation preference per share, no matter what the next dividend period’s rate will be.

•	If you enter a bid (or “hold at a rate”) order, which must specify a dividend rate, you indicate that you want to sell auction rate preferred stock only if the next dividend period’s rate is less than the rate you specify.

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•	If you enter a hold order you indicate that you want to continue to own auction rate preferred stock, no matter what the next dividend period’s rate will be.

You may enter different types of orders for different portions of your auction rate preferred stock. You may also enter an order to buy additional auction rate preferred stock. All orders must be for whole shares of stock. All orders you submit are irrevocable. There is a fixed number of auction rate preferred stock, and the dividend rate likely will vary from auction to auction depending on the number of bidders, the number of shares the bidders seek to buy, the rating of the auction rate preferred stock and general economic conditions including current interest rates. If you own auction rate preferred stock and submit a bid for them higher than the then-maximum rate, your bid will be treated as a sell order. If you do not enter an order, the broker-dealer will assume that you want to continue to hold auction rate preferred stock, but if you fail to submit an order and the dividend period is longer than 28 days, the broker-dealer will treat your failure to submit a bid as a sell order.

If you do not then own auction rate preferred stock, or want to buy more shares, you may instruct a broker-dealer to enter a bid order to buy shares in an auction at the liquidation preference per share at or above the dividend rate you specify. If your bid for shares you do not own specifies a rate higher than the then-maximum rate, your bid will not be considered.

Broker-dealers will submit orders from existing and potential holders of auction rate preferred stock to the auction agent. Neither the Fund nor the auction agent will be responsible for a broker-dealer’s failure to submit orders from existing or potential holders of auction rate preferred stock. A broker-dealer’s failure to submit orders for auction rate preferred stock held by it or its customers will be treated in the same manner as a holder’s failure to submit an order to the broker-dealer. A broker-dealer may submit orders to the auction agent for its own account. The Fund may not submit an order in any auction.

After each auction for the auction rate preferred stock, the auction agent will pay to each broker-dealer, from funds provided by the Fund, a service charge equal to, in the case shares of any auction immediately preceding a dividend period of less than 365 days, the product of (i) a fraction, the numerator of which is the number of days in such dividend period and the denominator of which is 365, times (ii) 1/4 of 1%, times (iii) the liquidation preference per share, times (iv) the aggregate number of auction rate preferred shares placed by such broker-dealer at such auction or, in the case of any auction immediately preceding a dividend period of one year or longer, a percentage of the purchase price of the auction rate preferred shares placed by the broker-dealer at the auction agreed to by the Fund and the broker-dealers.

If the number of shares of auction rate preferred stock subject to bid orders by potential holders with a dividend rate equal to or lower than the then-maximum rate is at least equal to the number of shares of auction rate preferred stock subject to sell orders, then the dividend rate for the next dividend period will be the lowest rate submitted which, taking into account that rate and all lower rates submitted in order from existing and potential holders, would result in existing and potential holders owning all the auction rate preferred stock available for purchase in the auction.

If the number of auction rate preferred stock subject to bid orders by potential holders with a dividend rate equal to or lower than the then-maximum rate is less than the number of auction rate preferred stock subject to sell orders, then the auction is considered to be a failed auction, and the dividend rate will be the maximum rate. In that event, existing holders that have submitted sell orders (or are treated as having submitted sell orders) may not be able to sell any or all of the auction rate preferred stock offered for sale than there are buyers for those shares.

If broker-dealers submit or are deemed to submit hold orders for all outstanding auction rate preferred stock, the auction is considered an “all hold” auction and the dividend rate for the next dividend period will be the “all hold rate,” which is 80% of the “AA” Financial Composite Commercial Paper Rate, as determined in accordance with procedures set forth in the Articles Supplementary establishing the auction rate preferred stock.

The auction procedures include a pro rata allocation of auction rate preferred stock for purchase and sale. This allocation process may result in an existing holder continuing to hold or selling, or a potential holder buying, fewer shares than the number of shares of auction rate preferred stock in its order. If this happens, broker-dealers will be required to make appropriate pro rata allocations among their respective customers.

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Settlement of purchases and sales will be made on the next business day (which also is a dividend payment date) after the auction date through DTC. Purchasers will pay for their auction rate preferred stock through broker-dealers in same-day funds to DTC against delivery to the broker-dealers. DTC will make payment to the sellers’ broker-dealers in accordance with its normal procedures, which require broker-dealers to make payment against delivery in same-day funds. As used in this SAI, a business day is a day on which the NYSE is open for trading, and which is not a Saturday, Sunday, or any other day on which banks in New York City are authorized or obligated by law to close.

The first auction for a series of auction rate preferred stock will be held on the date specified in the Prospectus Supplement for such series, which will be the business day preceding the dividend payment date for the initial dividend period. Thereafter, except during special dividend periods, auctions for such series auction rate preferred stock normally will be held within the frequency specified in the Prospectus Supplement for such series, and each subsequent dividend period for such series auction rate preferred stock normally will begin on the following day.

If an auction is not held because an unforeseen event or unforeseen events cause a day that otherwise would have been an auction date not to be a business day, then the length of the then-current dividend period will be extended by seven days (or a multiple thereof if necessary because of such unforeseen event or events), the applicable rate for such period will be the applicable rate for the then-current dividend period so extended and the dividend payment date for such dividend period will be the first business day immediately succeeding the end of such period.

The following is a simplified example of how a typical auction works. Assume that the Fund has 1,000 outstanding shares of auction rate preferred stock and three current holders. The three current holders and three potential holders submit orders through broker-dealers at the auction.

Current Holder A	Owns 500 shares, wants to sell all 500 shares if auction rate is less than 4.6%	Bid order at 4.6% rate for all 500 shares

Current Holder B	Owns 300 shares, wants to hold	Hold order will take the auction rate

Current Holder C	Owns 200 shares, wants to sell all 200 shares if auction rate is less than 4.4%	Bid order at 4.4% rate for all 200 shares

Potential Holder D	Wants to buy 200 shares	Places order to buy at or above 4.5%

Potential Holder E	Wants to buy 300 shares	Places order to buy at or above 4.4%

Potential Holder F	Wants to buy 200 shares	Places order to buy at or above 4.6%

The lowest dividend rate that will result in all 1,000 shares of auction rate preferred stock continuing to be held is 4.5% (the offer by D). Therefore, the dividend rate will be 4.5%. Current holders B and C will continue to own their shares. Current holder A will sell its shares because A’s dividend rate bid was higher than the dividend rate: Potential holder D will buy 200 shares and potential holder E will buy 300 shares because their bid rates were at or below the dividend rate. Potential holder F will not buy any shares because its bid rate was above the dividend rate.

Secondary Market Trading and Transfer of Auction Rate Preferred Stock

The underwriters shall not be required to make a market in the auction rate preferred stock. The broker-dealers (including the underwriters) may maintain a secondary trading market for outside of auctions, but they are

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not required to do so. There can be no assurance that a secondary trading market for the auction rate preferred stock will develop or, if it does develop, that it will provide owners with liquidity of investment. The auction rate preferred stock will not be registered on any stock exchange. Investors who purchase auction rate preferred stock in an auction for a special dividend period should note that because the dividend rate on such shares will be fixed for the length of that dividend period, the value of such shares may fluctuate in response to the changes in interest rates and may be more or less than their original cost if sold on the open market in advance of the next auction thereof, depending on market conditions.

You may sell, transfer, or otherwise dispose of the auction rate preferred stock in the auction process only in whole shares and only pursuant to a bid or sell order placed with the auction agent in accordance with the auction procedures, to the Fund or its affiliates or to or through a broker-dealer that has been selected by the Fund or to such other persons as may be permitted by the Fund. However, if you hold your auction rate preferred stock in the name of a broker-dealer, a sale or transfer of your auction rate preferred stock to that broker dealer, or to another customer of that broker-dealer, will not be considered a sale or transfer for purposes of the foregoing if the shares remain in the name of the broker-dealer immediately after your transaction. In addition, in the case of all transfers other than through an auction, the broker-dealer (or other person, if the Fund permits) receiving the transfer must advise the auction agent of the transfer. These procedures would not limit a holder’s ability to sell its auction rate preferred stock in a secondary market transaction.

Due to recent market turmoil most auction rate preferred stock, including our Series C Auction Rate Preferred, has been unable to hold successful auctions and holders of such stock have suffered reduced liquidity. If the number of Series C Auction Rate Preferred subject to bid orders by potential holders is less than the number of Series C Auction Rate Preferred subject to sell orders, then the auction is considered to be a failed auction, and the dividend rate will be the maximum rate. In that event, holders that have submitted sell orders may not be able to sell any or all of Series C Auction Rate Preferred for which they have submitted sell orders. The current maximum rate is 175% of the “AA” Financial Composite Commercial Paper Rate on the date of such auction. These failed auctions have been an industry wide problem and may continue to occur in the future. Any current or potential holder of auction rate preferred stock faces the risk that auctions will continue to fail, or will fail again at some point in the future, and that he or she may not be able to sell his or her stock through the auction process.

PORTFOLIO TRANSACTIONS

Subject to policies established by the Board, the Investment Adviser is responsible for placing purchase and sale orders and the allocation of brokerage on behalf of the Fund. Transactions in equity securities are in most cases effected on U.S. stock exchanges and involve the payment of negotiated brokerage commissions. In general, there may be no stated commission in the case of securities traded in over-the-counter markets, but the prices of those securities may include undisclosed commissions or mark-ups. Principal transactions are not entered into with affiliates of the Fund. However, G.research may execute transactions in the over-the-counter markets on an agency basis and receive a stated commission therefrom. To the extent consistent with applicable provisions of the 1940 Act and the rules and exemptions adopted by the SEC thereunder, as well as other regulatory requirements, the Fund’s Board has determined that portfolio transactions may be executed through G.research and its broker-dealer affiliates if, in the judgment of the Investment Adviser, the use of those broker-dealers is likely to result in price and execution at least as favorable as those of other qualified broker-dealers, and if, in particular transactions, the affiliated broker-dealers charge the Fund a rate consistent with that charged to comparable unaffiliated customers in similar transactions. The Fund has no obligations to deal with any broker or group of brokers in executing transactions in portfolio securities. In executing transactions, the Investment Adviser seeks to obtain the best price and execution for the Fund, taking into account such factors as price, size of order, difficulty of execution, and operational facilities of the firm involved and the firm’s risk in positioning a block of securities. While the Investment Adviser generally seeks reasonably competitive commission rates, the Fund does not necessarily pay the lowest commission available.

Subject to obtaining the best price and execution, brokers who provide supplemental research, market, and statistical information, or other services (e.g., wire services) to the Investment Adviser or its affiliates may receive orders for transactions by the Fund. The term “research, market, and statistical information” includes advice as to the value of securities, and advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issues, industries,

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securities, economic factors and trends, portfolio strategy, and the performance of accounts. Information so received will be in addition to and not in lieu of the services required to be performed by the Investment Adviser under the Advisory Agreement, and the expenses of the Investment Adviser will not necessarily be reduced as a result of the receipt of such supplemental information. Such information may be useful to the Investment Adviser and its affiliates in providing services to clients other than the Fund, and not all such information is used by the Investment Adviser in connection with the Fund. Conversely, such information provided to the Investment Adviser and its affiliates by brokers and dealers through whom other clients of the Investment Adviser and its affiliates effect securities transactions may be useful to the Investment Adviser in providing services to the Fund.

Although investment decisions for the Fund are made independently from those of the other accounts managed by the Investment Adviser and its affiliates, investments of the kind made by the Fund may also be made for those other accounts. When the same securities are purchased for or sold by the Fund and any of such other accounts, it is the policy of the Investment Adviser and its affiliates to allocate such purchases and sales in a manner deemed fair and equitable over time to all of the accounts, including the Fund.

For the fiscal years ended December 31, 2013, 2014, and 2015, the Fund paid a total of $42,481, $47,951, and $26,508 respectively, in brokerage commissions, of which G.research and its affiliates received, $15,518, $21,760, and $4,485 respectively. The amount received by G.research and its affiliates from the Fund in respect of brokerage commissions for the fiscal year ended December 31, 2015 represented approximately 17% of the aggregate dollar amount of brokerage commissions paid by the Fund for such period and approximately 6% of the aggregate dollar amount of transactions by the Fund for such period.

REPURCHASE OF COMMON STOCK

The Fund is a closed-end, non-diversified, management investment company and as such its shareholders do not, and will not, have the right to redeem their stock. The Fund, however, may repurchase its common stock from time to time as and when it deems such a repurchase advisable. Such repurchases will be made when the Fund’s common stock is trading at a discount of 5% (or such other percentage as the Board may determine from time to time) or more from net asset value. Pursuant to the 1940 Act, the Fund may repurchase its common stock on a securities exchange (provided that the Fund has informed its shareholders within the preceding six months of its intention to repurchase such stock) or as otherwise permitted in accordance with Rule 23c-1 under the 1940 Act. Under that Rule, certain conditions must be met regarding, among other things, distribution of net income for the preceding fiscal year, status of the seller, price paid, brokerage commissions, prior notice to shareholders of an intention to purchase stock and purchasing in a manner and on a basis that does not discriminate unfairly against the other shareholders through their interest in the Fund.

When the Fund repurchases its common stock for a price below net asset value, the net asset value of the common stock that remains outstanding will be enhanced, but this does not necessarily mean that the market price of the outstanding common stock will be affected, either positively or negatively.

Shares repurchased are retired.

PORTFOLIO TURNOVER

The portfolio turnover rates of the Fund for the fiscal years ending December 31, 2015 and December 31, 2014 were 14.0% and 16.0%, respectively. The portfolio turnover rate is calculated by dividing the lesser of an investment company’s annual sales or purchases of portfolio securities by the monthly average value of securities in its portfolio during the year, excluding portfolio securities the maturities of which at the time of acquisition were one year or less. A high rate of portfolio turnover involves correspondingly greater brokerage commission expense than a lower rate, which expense must be borne by the Fund and its shareholders, as applicable. A higher rate of portfolio turnover may also result in taxable gains being passed to shareholders.

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TAXATION

The following discussion is a brief summary of certain U.S. federal income tax considerations affecting the Fund and its shareholders. This discussion reflects applicable tax laws of the United States as of the date of this SAI, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the “IRS) retroactively or prospectively. This does not constitute a detailed explanation of all U.S. federal, state, local and foreign tax concerns affecting the Fund and its shareholders (including shareholders owning a large position in the Fund), and the discussions set forth herein do not constitute tax advice. Investors are urged to consult their own tax advisers to determine the tax consequences to them of investing in the Fund.

Taxation of the Fund

The Fund has qualified and intends to continue to qualify, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) (a “RIC”). Accordingly, the Fund will, among other things, (i) derive in each taxable year at least 90% of its gross income from (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and (ii) diversify its holdings so that, at the end of each quarter of each taxable year (a) at least 50% of the value of its total assets is represented by cash and cash items, U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities of (I) any one issuer (other than U.S. government securities and the securities of other RICs), (II) any two or more issuers in which the Fund owns more than 20% or more of the voting stock and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships.

The investments of the Fund in partnerships, including Qualified Publicly Traded Partnerships, may result in the Fund being subject to state, local, or foreign income, and franchise or withholding tax liabilities.

As a RIC, the Fund generally is not or will not be, as the case may be, subject to U.S. federal income tax on income and gains that it distributes each taxable year to shareholders, if it distributes at least 90% of the sum of the Fund’s (i) investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income, other than any net long-term capital gain, reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) its net tax-exempt interest (the excess of its gross tax-exempt interest over certain disallowed deductions). The Fund intends to distribute at least annually substantially all of such income.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax at the Fund level. To avoid the tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year, (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the fund’s fiscal year), and (iii) certain undistributed amounts from previous years on which a fund paid no federal income tax. While the Fund intends to distribute any income and capital gain in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gain will be distributed to avoid entirely the imposition of the tax. In that event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirement.

A distribution will be treated as paid during the calendar year if it is paid during the calendar year or declared by the Fund in October, November or December of the year, payable to shareholders of record on a date during such a month and paid by the Fund during January of the following year. Any such distributions paid during January of the following year will be deemed to be received no later than December 31 of the year the distributions are declared, rather than when the distributions are received.

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If the Fund were unable to satisfy the 90% distribution requirement or otherwise were to fail to qualify as a RIC in any year, it would be taxed in the same manner as an ordinary corporation and distributions to the Fund’s shareholders would not be deductible by the Fund in computing its taxable income. To qualify again to be taxed as a RIC in a subsequent year, the Fund would be required to distribute to its shareholders its earnings and profits attributable to non-RIC years. In addition, if the Fund failed to qualify as a RIC for a period greater than two taxable years, then the Fund would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if the Fund had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of ten years, in order to qualify as a RIC in a subsequent year.

Gain or loss on the sales of securities by the Fund will generally be long-term capital gain or loss if the securities have been held by the Fund for more than one year. Gain or loss on the sale of securities held for one year or less will be short-term capital gain or loss.

Foreign currency gain or loss on non-U.S. dollar-denominated securities and on any non-U.S. dollar-denominated futures contracts, options and forward contracts that are not section 1256 contracts (as defined below) generally will be treated as ordinary income and loss.

Investments by the Fund in certain “passive foreign investment companies” (“PFICs”), as defined in the Code, could subject the Fund to federal income tax (including interest charges) on certain distributions or dispositions with respect to those investments which cannot be eliminated by making distributions to shareholders. Elections may be available to the Fund to mitigate the effect of this tax provided that the PFIC complies with certain reporting requirements, but such elections generally accelerate the recognition of income without the receipt of cash. Dividends paid by PFICs will not qualify for the reduced tax rates discussed below under “Taxation of Shareholders.”

The Fund may invest in debt obligations purchased at a discount with the result that the Fund may be required to accrue income for U.S. federal income tax purposes before amounts due under the obligations are paid. The Fund may also invest in securities rated in the medium to lower rating categories of nationally recognized rating organizations, and in unrated securities (“high yield securities”). A portion of the interest payments on such high yield securities may be treated as dividends for certain U.S. federal income tax purposes.

As a result of investing in stock of PFICs or securities purchased at a discount or any other investment that produces income that is not matched by a corresponding cash distribution to the Fund, the Fund could be required to include in current income, income it has not yet received. Any such income would be treated as income earned by the Fund and therefore would be subject to the distribution requirements of the Code. This might prevent the Fund from distributing 90% of its investment company taxable income as is required in order to avoid Fund-level federal income taxation on all of its income, or might prevent the Fund from distributing enough ordinary income and capital gain net income to avoid completely the imposition of the excise tax. To avoid this result, the Fund may be required to borrow money or dispose of securities to be able to make distributions to its shareholders.

If the Fund does not meet the asset coverage requirements of the 1940 Act and the Articles Supplementary, the Fund will be required to suspend distributions to the holders of common stock until the asset coverage is restored. Such a suspension of distributions might prevent the Fund from distributing 90% of its investment company taxable income as is required in order to avoid fund-level federal income taxation on all of its income, or might prevent the fund from distributing enough income and capital gain net income to avoid completely imposition of the excise tax.

Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gains into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause a fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time

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as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. The Fund will monitor its transactions and may make certain tax elections to mitigate the effect of these rules and prevent disqualification of the fund as a regulated investment company.

Foreign Taxes

Since the Fund may invest in foreign securities, income from such securities may be subject to non-U.S. taxes. The Fund expects to invest less than 35% of its total assets in foreign securities. As long as the Fund continues to invest less than 35% of its assets in foreign securities it will not be eligible to elect to “pass-through” to shareholders of a fund the ability to use the foreign tax deduction or foreign tax credit for foreign taxes paid with respect to qualifying taxes.

Taxation of Shareholders

The Fund will determine either to distribute or to retain for reinvestment all or part of its net capital gain. If any such gain is retained, the Fund will be subject to a tax of 35% of such amount. In that event, the Fund expects to designate the retained amount as undistributed capital gain in a notice to its shareholders, each of whom (i) will be required to include in income for tax purposes as long-term capital gain its share of such undistributed amounts, (ii) will be entitled to credit its proportionate share of the tax paid by the Fund against its federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) will increase its basis in its shares of the Fund by an amount equal to 65% of the amount of undistributed capital gain included in such shareholder’s gross income.

Distributions paid by the Fund from its investment company taxable income, which includes net short-term capital gain, generally are taxable as ordinary income to the extent of the Fund’s earnings and profits.

Such distributions, if reported by the Fund, may, however, qualify (provided holding period and other requirements are met by the Fund and its shareholders) (i) for the dividends received deduction available to corporations, but only to the extent that the Fund’s income consists of dividend income from U.S. corporations and (ii) as qualified dividend income eligible for the reduced maximum federal tax rate to individuals of 20% to the extent that the Fund receives qualified dividend income. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain qualified foreign corporations (e.g., generally, foreign corporations incorporated in a possession of the United States or in certain countries with a qualifying comprehensive tax treaty with the United States, or whose shares with respect to which such dividend is paid is readily tradable on an established securities market in the United States). A qualified foreign corporation does not include a foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a PFIC. If the Fund engages in certain securities lending transactions, the amount received by the Fund that is the equivalent of the dividends paid by the issuer on the securities loaned will not be eligible for qualified dividend income treatment. Distributions of net capital gain reported as capital gain distributions, if any, are taxable to shareholders at rates applicable to long-term capital gain, whether paid in cash or in shares, and regardless of how long the shareholder has held the Fund’s shares. Capital gain distributions are not eligible for the dividends received deduction. The maximum federal tax rate on net long-term capital gain of individuals is currently 20%. Distributions in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such holder (assuming the shares are held as a capital asset). Investment company taxable income (other than qualified dividend income) will currently be taxed at a maximum federal rate of 39.6%. For corporate taxpayers, both investment company taxable income and net capital gain are taxed at a maximum federal rate of 35%. State and local taxes may also apply.

If an individual receives a dividend that is eligible for qualified dividend income treatment, and such dividend constitutes an “extraordinary dividend,” any loss on the sale or exchange of shares in respect of which the extraordinary dividend was paid, then the loss will be long-term capital loss to the extent of such extraordinary dividend. An “extraordinary dividend” for this purpose is generally a dividend (i) in an amount greater than or equal to 5% of the taxpayer’s tax basis (or trading value) in a share of stock, aggregating dividends with ex-dividend dates within an 85-day period or (ii) in an amount greater than 20% of the taxpayer’s tax basis (or trading value) in a share of stock, aggregating dividends with ex-dividend dates within a 365-day period.

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The IRS currently requires that a registered investment company that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income, capital gains, dividends qualifying for the dividends received deduction (“DRD”) and qualified dividend income) based upon the percentage of total dividends paid out of current or accumulated earnings and profits to each class for the tax year. Accordingly, the Fund intends each year to allocate capital gain dividends, dividends qualifying for the DRD and dividends that constitute qualified dividend income, if any, between its common stock and preferred stock in proportion to the total dividends paid out of current or accumulated earnings and profits to each class with respect to such tax year. Distributions in excess of the Fund’s current and accumulated earnings and profits, if any, however, will not be allocated proportionately among the common stock and preferred stock. Since the Fund’s current and accumulated earnings and profits will first be used to pay dividends on its preferred stock, distributions in excess of such earnings and profits, if any, will be made disproportionately to holders of common stock.

Shareholders may be entitled to offset their capital gain distributions (but not distributions eligible for qualified dividend income treatment) with capital loss. There are a number of statutory provisions affecting when capital loss may be offset against capital gain, and limiting the use of loss from certain investments and activities. Accordingly, shareholders with capital loss are urged to consult their tax advisers.

The price of stock purchased at any time may reflect the amount of a forthcoming distribution. Those purchasing stock just prior to a distribution will receive a distribution which will be taxable to them even though it represents in part a return of invested capital.

Certain types of income received by the Fund from real estate investment trusts (“REITs”), real estate mortgage investment conduits (“REMICs”), taxable mortgage pools or other investments may cause the Fund to designate some or all of its distributions as “excess inclusion income.” To Fund shareholders such excess inclusion income may (1) constitute taxable income, as “unrelated business taxable income” (“UBTI”) for those shareholders who would otherwise be tax-exempt such as individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities; (2) not be offset by other taxable deductions for tax purposes; (3) not be eligible for reduced U.S. withholding for non-U.S. shareholders even from tax treaty countries; and (4) cause the Fund to be subject to tax if certain “disqualified organizations” as defined by the Code are fund shareholders.

Upon a sale, exchange, redemption or other disposition of stock, a shareholder will generally realize a taxable gain or loss equal to the difference between the amount of cash and the fair market value of other property received and the shareholder’s adjusted tax basis in the stock. Such gain or loss will be treated as long-term capital gain or loss if the shares have been held for more than one year. Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced by substantially identical shares within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

Any loss realized by a shareholder on the sale of Fund shares held by the shareholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any capital gain distributions received by the shareholder (or amounts credited to the shareholder as an undistributed capital gain) with respect to such shares.

Ordinary income distributions and capital gain distributions also may be subject to state and local taxes. Shareholders are urged to consult their own tax advisers regarding specific questions about federal (including the application of the alternative minimum tax rules), state, local or foreign tax consequences to them of investing in the Fund.

Shareholders will receive, if appropriate, various written notices after the close of each of the Fund’s taxable years regarding the U.S. federal income tax status of certain dividends, distributions and deemed distributions that were paid (or that are treated as having been paid) by the Fund to its shareholders during the preceding taxable year.

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Dividends paid or distributions made by the Fund to shareholders who are non-resident aliens or foreign entities (“foreign investors”) are generally subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty to the extent derived from investment income and short-term capital gains. In order to obtain a reduced rate of withholding, a foreign investor will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty. The withholding tax does not apply to regular dividends paid or distributions made to a foreign investor who provides a Form W-8ECI, certifying that the dividends or distributions are effectively connected with the foreign investor’s conduct of a trade or business within the United States. Instead, the effectively connected dividends or distributions will be subject to regular U.S. income tax as if the foreign investor were a U.S. shareholder. A non-U.S. corporation receiving effectively connected dividends or distributions may also be subject to additional “branch profits tax” imposed at a rate of 30% (or lower treaty rate). A foreign investor who fails to provide an IRS Form W-8BEN or other applicable form may be subject to backup withholding at the appropriate rate.

In general, United States federal withholding tax will not apply to any gain or income realized by a foreign investor in respect of any distributions of net long-term capital gains over net short-term capital losses, exempt-interest dividends, or upon the sale or other disposition of shares of the Fund.

The Foreign Account Tax Compliance Act (“FATCA”)

A 30% withholding tax on your Fund’s distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of shares of the Fund generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution,” it undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA applies: (i) with respect to certain distributions from your Fund; and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Fund shares that occur on or after January 1, 2019. If withholding is required under FATCA on a payment related to your shares, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefits of such exemption or reduction. The Fund will not pay any additional amounts in respect to amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax on all taxable distributions and redemption proceeds payable to non-corporate shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against such shareholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury regulations presently in effect. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury regulations promulgated thereunder. The Code and the Treasury regulations are subject to change by legislative, judicial, or administrative action, either prospectively or retroactively. Persons considering an investment in shares of the Fund should consult their own tax advisers regarding the purchase, ownership and disposition of shares of the Fund.

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BENEFICIAL OWNERS

The following table sets forth the beneficial ownership of each person (including any group) known to the Fund to be deemed the beneficial owner of more than 5% of the outstanding shares of common stock of the Fund as of December 31, 2015:

Name and Address of Beneficial Owner(s)	Title of Class	Amount of Shares and Nature of Ownership		Percent of Class
First Trust Portfolios LP, Suite 400, 120 East Liberty Drive, Wheaton, IL 60187	Common	2,904,558 (beneficial	)	11.9%
Mario J. Gabelli and affiliates, One Corporate Center, Rye, NY 10580-1422	Common	1,516,780 (beneficial	)*	6.2%

*	Comprised of 750,531 shares of Common Stock owned directly by Mr. Gabelli, 19,702 shares of Common Stock owned by a family partnership for which Mr. Gabelli serves as general partner, 26,667 shares of Common Stock owned by GPJ Retirement Partners, LLC., and 719,880 shares of Common Stock owned by GAMCO Investors, Inc. or its affiliates.

As of December 31, 2015, there were no persons known to the Fund to be beneficial owners of more than 5% of the Fund’s outstanding shares of Preferred Stock.

As of December 31, 2015 the Directors and Officers of the Fund as a group beneficially owned approximately 2.4% of the outstanding shares of the Fund’s common stock and less than 2.4% of the outstanding shares of the Fund’s Preferred Stock.

GENERAL INFORMATION

Book-Entry-Only Issuance

The Depository Trust Company (“DTC”) will act as securities depository for the securities offered pursuant to the Prospectus. The information in this section concerning DTC and DTC’s book entry system is based upon information obtained from DTC. The securities offered hereby initially will be issued only as fully registered securities registered in the name of Cede & Co. (as nominee for DTC). One or more fully registered global security certificates initially will be issued, representing in the aggregate the total number of securities, and deposited with DTC.

DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly through other entities.

Purchases of securities within the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of a security, a beneficial owner, is in turn to be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written

42

confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased securities. Transfers of ownership interests in securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in securities, except as provided herein.

DTC has no knowledge of the actual beneficial owners of the securities being offered pursuant to the prospectus; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Payments on the securities will be made to DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of DTC or the Fund, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Fund, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants. Furthermore each beneficial owner must rely on the procedures of DTC to exercise any rights under the securities.

DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving reasonable notice to the Fund. Under such circumstances, in the event that a successor securities depository is not obtained, certificates representing the securities will be printed and delivered.

Proxy Voting Procedures

The Fund has adopted the proxy voting procedures of the Investment Adviser and has directed the Investment Adviser to vote all proxies relating to the Fund’s voting securities in accordance with such procedures. A copy of the Fund’s proxy voting policies and procedures is attached as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available without charge, upon request, by calling (800) 422-3554 or on the SEC’s website at http://www.sec.gov.

Code of Ethics

The Fund and the Investment Adviser have adopted a code of ethics (the “Code of Ethics”) under Rule 17j-1 under the 1940 Act. The Code of Ethics permits personnel, subject to the Code of Ethics and its restrictive provisions, to invest in securities, including securities that may be purchased or held by the Fund. The Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operations of the Reference Room may be obtained by calling the SEC at 202-551-8090. The Code of Ethics is also available on the EDGAR database on the SEC’s Internet web site at http://www.sec.gov. Copies of the Code of Ethics may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Room, Washington, D.C. 20549-0102.

Financial Statements

The audited financial statements included in the annual report to the Fund’s shareholders for the year ended December 31, 2015, together with the report of PricewaterhouseCoopers LLP are incorporated herein by reference to the Fund’s annual report. All other portions of the annual report are not incorporated herein by reference and are not part of the registration statement.

43

Custodian, Transfer Agent, Auction Agent, and Dividend Disbursing Agent

State Street Bank and Trust Company, located at 1776 Heritage Drive, North Quincy, Massachusetts 02171 (the “Custodian”), serves as the custodian of the Fund’s assets pursuant to a custody agreement. Under the custody agreement, the Custodian holds the Fund’s assets in compliance with the 1940 Act. For its services, the Custodian receives a monthly fee based upon the average weekly value of the total assets of the Fund, plus certain charges for securities transactions.

Computershare Trust Company, N.A. (“Computershare”), located at 250 Royall Street, Canton, Massachusetts 02021, serves as the Fund’s dividend disbursing agent, as agent under the Fund’s automatic dividend reinvestment and voluntary cash purchase plans and as transfer agent and registrar for shares of common stock of the Fund.

Computershare also serves as the transfer agent, registrar, dividend paying agent, and redemption agent with respect to the Series B Preferred.

The Bank of New York Mellon, located at 101 Barclay Street, New York, NY 10286, serves as the Fund’s auction agent, transfer agent, registrar, dividend paying agent and redemption agent with respect to the Series C Auction Rate Preferred.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP serves as the Independent Registered Public Accounting Firm of the Fund and audits the financial statements of the Fund. PricewaterhouseCoopers LLP is located at 300 Madison Avenue, New York, New York 10017.

44

APPENDIX A

The Voting of Proxies on Behalf of Clients

Rules 204(4)-2 and 204-2 under the Investment Advisers Act of 1940 and Rule 30b1-4 under the Investment Company Act of 1940 require investment advisers to adopt written policies and procedures governing the voting of proxies on behalf of their clients.

These procedures will be used by GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., and Teton Advisors, Inc. (collectively, the “Advisers”) to determine how to vote proxies relating to portfolio securities held by their clients, including the procedures that the Advisers use when a vote presents a conflict between the interests of the shareholders of an investment company managed by one of the Advisers, on the one hand, and those of the Advisers; the principal underwriter; or any affiliated person of the investment company, the Advisers, or the principal underwriter. These procedures will not apply where the Advisers do not have voting discretion or where the Advisers have agreed to with a client to vote the client’s proxies in accordance with specific guidelines or procedures supplied by the client (to the extent permitted by ERISA).

I.	Proxy Voting Committee

The Proxy Voting Committee was originally formed in April 1989 for the purpose of formulating guidelines and reviewing proxy statements within the parameters set by the substantive proxy voting guidelines originally published in 1988 and updated periodically, a copy of which are appended as Exhibit A. The Committee will include representatives of Research, Administration, Legal, and the Advisers. Additional or replacement members of the Committee will be nominated by the Chairman and voted upon by the entire Committee.

Meetings are held on an as needed basis to form views on the manner in which the Advisers should vote proxies on behalf of their clients.

In general, the Director of Proxy Voting Services, using the Proxy Guidelines, recommendations of Institutional Shareholder Services Inc. (“ISS”), other third-party services and the analysts of G.research, Inc., will determine how to vote on each issue. For non-controversial matters, the Director of Proxy Voting Services may vote the proxy if the vote is: (1) consistent with the recommendations of the issuer’s Board of Directors and not contrary to the Proxy Guidelines; (2) consistent with the recommendations of the issuer’s Board of Directors and is a non-controversial issue not covered by the Proxy Guidelines; or (3) the vote is contrary to the recommendations of the Board of Directors but is consistent with the Proxy Guidelines. In those instances, the Director of Proxy Voting Services or the Chairman of the Committee may sign and date the proxy statement indicating how each issue will be voted.

All matters identified by the Chairman of the Committee, the Director of Proxy Voting Services or the Legal Department as controversial, taking into account the recommendations of ISS or other third party services and the analysts of G.research, Inc., will be presented to the Proxy Voting Committee. If the Chairman of the Committee, the Director of Proxy Voting Services or the Legal Department has identified the matter as one that (1) is controversial; (2) would benefit from deliberation by the Proxy Voting Committee; or (3) may give rise to a conflict of interest between the Advisers and their clients, the Chairman of the Committee will initially determine what vote to recommend that the Advisers should cast and the matter will go before the Committee.

A.	Conflicts of Interest.

The Advisers have implemented these proxy voting procedures in order to prevent conflicts of interest from influencing their proxy voting decisions. By following the Proxy Guidelines, as well as the recommendations of ISS, other third-party services and the analysts of G.research, the Advisers are able to avoid, wherever possible, the influence of potential conflicts of interest. Nevertheless, circumstances may arise in which one or more of the Advisers are faced with a conflict of interest or the appearance of a conflict of interest in connection with its vote. In general, a conflict of interest may arise when an Adviser knowingly does business with an issuer, and may appear to have a material conflict between its own interests and the interests of the shareholders of an investment company managed by one of the Advisers regarding how the proxy is to be voted. A conflict also may exist when an Adviser has actual knowledge of a material business arrangement between an issuer and an affiliate of the Adviser.

In practical terms, a conflict of interest may arise, for example, when a proxy is voted for a company that is a client of one of the Advisers, such as GAMCO Asset Management Inc. A conflict also may arise when a client of one of the Advisers has made a shareholder proposal in a proxy to be voted upon by one or more of the Advisers. The Director of Proxy Voting Services, together with the Legal Department, will scrutinize all proxies for these or other situations that may give rise to a conflict of interest with respect to the voting of proxies.

B.	Operation of Proxy Voting Committee

For matters submitted to the Committee, each member of the Committee will receive, prior to the meeting, a copy of the proxy statement, any relevant third party research, a summary of any views provided by the Chief Investment Officer and any recommendations by G.research, Inc. analysts. The Chief Investment Officer or the G.research, Inc. analysts may be invited to present their viewpoints. If the Director of Proxy Voting Services or the Legal Department believe that the matter before the committee is one with respect to which a conflict of interest may exist between the Advisers and their clients, counsel will provide an opinion to the Committee concerning the conflict. If the matter is one in which the interests of the clients of one or more of the Advisers may diverge, counsel will so advise and the Committee may make different recommendations as to different clients. For any matters where the recommendation may trigger appraisal rights, counsel will provide an opinion concerning the likely risks and merits of such an appraisal action.

Each matter submitted to the Committee will be determined by the vote of a majority of the members present at the meeting. Should the vote concerning one or more recommendations be tied in a vote of the Committee, the Chairman of the Committee will cast the deciding vote. The Committee will notify the proxy department of its decisions and the proxies will be voted accordingly.

Although the Proxy Guidelines express the normal preferences for the voting of any shares not covered by a contrary investment guideline provided by the client, the Committee is not bound by the preferences set forth in the Proxy Guidelines and will review each matter on its own merits. The Advisers subscribe to ISS, which supplies current information on companies, matters being voted on, regulations, trends in proxy voting and information on corporate governance issues.

If the vote cast either by the analyst or as a result of the deliberations of the Proxy Voting Committee runs contrary to the recommendation of the Board of Directors of the issuer, the matter will be referred to legal counsel to determine whether an amendment to the most recently filed Schedule 13D is appropriate.

II.	Social Issues and Other Client Guidelines

If a client has provided special instructions relating to the voting of proxies, they should be noted in the client’s account file and forwarded to the proxy department. This is the responsibility of the investment professional or sales assistant for the client. In accordance with Department of Labor guidelines, the Advisers’ policy is to vote on behalf of ERISA accounts in the best interest of the plan participants with regard to social issues that carry an economic impact. Where an account is not governed by ERISA, the Advisers will vote shares held on behalf of the client in a manner consistent with any individual investment/voting guidelines provided by the client. Otherwise the Advisers will abstain with respect to those shares.

III.	Client Retention of Voting Rights

If a client chooses to retain the right to vote proxies or if there is any change in voting authority, the following should be notified by the investment professional or sales assistant for the client.

•	Operations

•	Proxy Department

•	Investment professional assigned to the account

In the event that the Board of Directors (or a Committee thereof) of one or more of the investment companies managed by one of the Advisers has retained direct voting control over any security, the Proxy Voting Department will provide each Board Member (or Committee member) with a copy of the proxy statement together with any other relevant information including recommendations of ISS or other third-party services.

IV.	Proxies of Certain Non-U.S. Issuers

Proxy voting in certain countries requires “share-blocking.” Shareholders wishing to vote their proxies must deposit their shares shortly before the date of the meeting with a designated depository. During the period in which the shares are held with a depository, shares that will be voted at the meeting cannot be sold until the meeting has taken place and the shares are returned to the clients’ custodian. Absent a compelling reason to the contrary, the Advisers believe that the benefit to the client of exercising the vote is outweighed by the cost of voting and therefore, the Advisers will not typically vote the securities of non-U.S. issuers that require share-blocking.

In addition, voting proxies of issuers in non-US markets may also give rise to a number of administrative issues to prevent the Advisers from voting such proxies. For example, the Advisers may receive the notices for shareholder meetings without adequate time to consider the proposals in the proxy or after the cut-off date for voting. Other markets require the Advisers to provide local agents with power of attorney prior to implementing their respective voting instructions on the proxy. Although it is the Advisers’ policies to vote the proxies for its clients for which they have proxy voting authority, in the case of issuers in non-US markets, we vote client proxies on a best efforts basis.

V.	Voting Records

The Proxy Voting Department will retain a record of matters voted upon by the Advisers for their clients. The Advisers will supply information on how they voted a client’s proxy upon request from the client.

The complete voting records for each registered investment company (the “Fund”) that is managed by the Advisers will be filed on Form N-PX for the twelve months ended June 30th, no later than August 31st of each year. A description of the Fund’s proxy voting policies, procedures, and how the Fund voted proxies relating to portfolio securities is available without charge, upon request, by (i) calling 800-GABELLI (800-422-3554); (ii) writing to Gabelli Funds, LLC at One Corporate Center, Rye, NY 10580-1422; or (iii) visiting the SEC’s website at www.sec.gov.

The Advisers’ proxy voting records will be retained in compliance with Rule 204-2 under the Investment Advisers Act.

VI.	Voting Procedures

1. Custodian banks, outside brokerage firms and clearing firms are responsible for forwarding proxies directly to the Advisers.

Proxies are received in one of two forms:

•	Shareholder Vote Instruction Forms (“VIFs”) - Issued by Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge is an outside service contracted by the various institutions to issue proxy materials.

•	Proxy cards which may be voted directly.

2. Upon receipt of the proxy, the number of shares each form represents is logged into the proxy system, electronically or manually, according to security.

3. Upon receipt of instructions from the proxy committee, the votes are cast and recorded for each account.

Records have been maintained on the ProxyEdge system.

ProxyEdge records include:

Security Name and Cusip Number

Date and Type of Meeting (Annual, Special, Contest)

Client Name

Adviser or Fund Account Number

Directors’ Recommendation

How the Adviser voted for the client on item

4. VIFs are kept alphabetically by security. Records for the current proxy season are located in the Proxy Voting Department office. In preparation for the upcoming season, files are transferred to an offsite storage facility during January/February.

5. If a proxy card or VIF is received too late to be voted in the conventional matter, every attempt is made to vote including:

•	When a solicitor has been retained, the solicitor is called. At the solicitor’s direction, the proxy is faxed or sent electronically.

•	In some circumstances VIFs can be faxed or sent electronically to Broadridge up until the time of the meeting.

6. In the case of a proxy contest, records are maintained for each opposing entity.

7. Voting in Person

a) At times it may be necessary to vote the shares in person. In this case, a “legal proxy” is obtained in the following manner:

•	Banks and brokerage firms using the services at Broadridge:

Broadridge is notified that we wish to vote in person. Broadridge issues individual legal proxies and sends them back via email or overnight (or the Adviser can pay messenger charges). A lead-time of at least two weeks prior to the meeting is needed to do this. Alternatively, the procedures detailed below for banks not using Broadridge may be implemented.

•	Banks and brokerage firms issuing proxies directly:

The bank is called and/or faxed and a legal proxy is requested.

All legal proxies should appoint:

“Representative of [Adviser name] with full power of substitution.”

b) The legal proxies are given to the person attending the meeting along with the limited power of attorney.

Exhibit A

Proxy Guidelines

PROXY VOTING GUIDELINES

General Policy Statement

It is the policy of GAMCO Investors, Inc, and its affiliated advisers (collectively “the Advisers”) to vote in the best economic interests of our clients. As we state in our Magna Carta of Shareholders Rights, established in May 1988, we are neither for nor against management. We are for shareholders.

At our first proxy committee meeting in 1989, it was decided that each proxy statement should be evaluated on its own merits within the framework first established by our Magna Carta of Shareholders Rights. The attached guidelines serve to enhance that broad framework.

We do not consider any issue routine. We take into consideration all of our research on the company, its directors, and their short and long-term goals for the company. In cases where issues that we generally do not approve of are combined with other issues, the negative aspects of the issues will be factored into the evaluation of the overall proposals but will not necessitate a vote in opposition to the overall proposals.

Board of Directors

We do not consider the election of the Board of Directors a routine issue. Each slate of directors is evaluated on a case-by-case basis.

Factors taken into consideration include:

•	Historical responsiveness to shareholders

This may include such areas as:

•	Paying greenmail

•	Failure to adopt shareholder resolutions receiving a majority of shareholder votes

•	Qualifications

•	Nominating committee in place

•	Number of outside directors on the board

•	Attendance at meetings

•	Overall performance

Selection of Auditors

In general, we support the Board of Directors’ recommendation for auditors.

Blank Check Preferred Stock

We oppose the issuance of blank check preferred stock.

Blank check preferred stock allows the company to issue stock and establish dividends, voting rights, etc. without further shareholder approval.

Classified Board

A classified board is one where the directors are divided into classes with overlapping terms. A different class is elected at each annual meeting.

While a classified board promotes continuity of directors facilitating long range planning, we feel directors should be accountable to shareholders on an annual basis. We will look at this proposal on a case-by-case basis taking into consideration the board’s historical responsiveness to the rights of shareholders.

Where a classified board is in place we will generally not support attempts to change to an annually elected board.

When an annually elected board is in place, we generally will not support attempts to classify the board.

Increase Authorized Common Stock

The request to increase the amount of outstanding shares is considered on a case-by-case basis.

Factors taken into consideration include:

•	Future use of additional shares

•	Stock split

•	Stock option or other executive compensation plan

•	Finance growth of company/strengthen balance sheet

•	Aid in restructuring

•	Improve credit rating

•	Implement a poison pill or other takeover defense

•	Amount of stock currently authorized but not yet issued or reserved for stock option plans

•	Amount of additional stock to be authorized and its dilutive effect

We will support this proposal if a detailed and verifiable plan for the use of the additional shares is contained in the proxy statement.

Confidential Ballot

We support the idea that a shareholder’s identity and vote should be treated with confidentiality.

However, we look at this issue on a case-by-case basis.

In order to promote confidentiality in the voting process, we endorse the use of independent Inspectors of Election.

Cumulative Voting

In general, we support cumulative voting.

Cumulative voting is a process by which a shareholder may multiply the number of directors being elected by the number of shares held on record date and cast the total number for one candidate or allocate the voting among two or more candidates.

Where cumulative voting is in place, we will vote against any proposal to rescind this shareholder right.

Cumulative voting may result in a minority block of stock gaining representation on the board. When a proposal is made to institute cumulative voting, the proposal will be reviewed on a case-by-case basis. While we feel that each board member should represent all shareholders, cumulative voting provides minority shareholders an opportunity to have their views represented.

Director Liability and Indemnification

We support efforts to attract the best possible directors by limiting the liability and increasing the indemnification of directors, except in the case of insider dealing.

Equal Access to the Proxy

The SEC’s rules provide for shareholder resolutions. However, the resolutions are limited in scope and there is a 500 word limit on proponents’ written arguments. Management has no such limitations. While we support equal access to the proxy, we would look at such variables as length of time required to respond, percentage of ownership, etc.

Fair Price Provisions

Charter provisions requiring a bidder to pay all shareholders a fair price are intended to prevent two-tier tender offers that may be abusive. Typically, these provisions do not apply to board-approved transactions.

We support fair price provisions because we feel all shareholders should be entitled to receive the same benefits.

Reviewed on a case-by-case basis.

Golden Parachutes

Golden parachutes are severance payments to top executives who are terminated or demoted after a takeover.

We support any proposal that would assure management of its own welfare so that they may continue to make decisions in the best interest of the company and shareholders even if the decision results in them losing their job. We do not, however, support excessive golden parachutes. Therefore, each proposal will be decided on a case-by- case basis.

Anti-Greenmail Proposals

We do not support greenmail. An offer extended to one shareholder should be extended to all shareholders equally across the board.

Limit Shareholders’ Rights to Call Special Meetings

We support the right of shareholders to call a special meeting.

Consideration of Nonfinancial Effects of a Merger

This proposal releases the directors from only looking at the financial effects of a merger and allows them the opportunity to consider the merger’s effects on employees, the community, and consumers.

As a fiduciary, we are obligated to vote in the best economic interests of our clients. In general, this proposal does not allow us to do that. Therefore, we generally cannot support this proposal.

Reviewed on a case-by-case basis.

Mergers, Buyouts, Spin-Offs, Restructurings

Each of the above is considered on a case-by-case basis. According to the Department of Labor, we are not required to vote for a proposal simply because the offering price is at a premium to the current market price. We may take into consideration the long term interests of the shareholders.

Military Issues

Shareholder proposals regarding military production must be evaluated on a purely economic set of criteria for our ERISA clients. As such, decisions will be made on a case-by-case basis.

In voting on this proposal for our non-ERISA clients, we will vote according to the client’s direction when applicable. Where no direction has been given, we will vote in the best economic interests of our clients. It is not our duty to impose our social judgment on others.

Northern Ireland

Shareholder proposals requesting the signing of the MacBride principles for the purpose of countering the discrimination of Catholics in hiring practices must be evaluated on a purely economic set of criteria for our ERISA clients. As such, decisions will be made on a case-by-case basis.

In voting on this proposal for our non-ERISA clients, we will vote according to client direction when applicable. Where no direction has been given, we will vote in the best economic interests of our clients. It is not our duty to impose our social judgment on others.

Opt Out of State Anti-Takeover Law

This shareholder proposal requests that a company opt out of the coverage of the state’s takeover statutes. Example: Delaware law requires that a buyer must acquire at least 85% of the company’s stock before the buyer can exercise control unless the board approves.

We consider this on a case-by-case basis. Our decision will be based on the following:

•	State of Incorporation

•	Management history of responsiveness to shareholders

•	Other mitigating factors

Poison Pill

In general, we do not endorse poison pills.

In certain cases where management has a history of being responsive to the needs of shareholders and the stock is very liquid, we will reconsider this position.

Reincorporation

Generally, we support reincorporation for well-defined business reasons. We oppose reincorporation if proposed solely for the purpose of reincorporating in a state with more stringent anti-takeover statutes that may negatively impact the value of the stock.

Stock Incentive Plans

Director and Employee Stock incentive plans are an excellent way to attract, hold and motivate directors and employees. However, each incentive plan must be evaluated on its own merits, taking into consideration the following:

•	Dilution of voting power or earnings per share by more than 10%.

•	Kind of stock to be awarded, to whom, when and how much.

•	Method of payment.

•	Amount of stock already authorized but not yet issued under existing stock plans.

•	The successful steps taken by management to maximize shareholder value.

Supermajority Vote Requirements

Supermajority vote requirements in a company’s charter or bylaws require a level of voting approval in excess of a simple majority of the outstanding shares. In general, we oppose supermajority-voting requirements. Supermajority requirements often exceed the average level of shareholder participation. We support proposals’ approvals by a simple majority of the shares voting.

Limit Shareholders Right to Act by Written Consent

Written consent allows shareholders to initiate and carry on a shareholder action without having to wait until the next annual meeting or to call a special meeting. It permits action to be taken by the written consent of the same percentage of the shares that would be required to effect proposed action at a shareholder meeting.

Reviewed on a case-by-case basis.

“Say-on-Pay” / “Say-When-on-Pay” / “Say-on-Golden-Parachutes”

Required under the Dodd-Frank Act; these proposals are non-binding advisory votes on executive compensation. We will generally vote with the Board of Directors’ recommendation(s) on advisory votes on executive compensation (“Say-on-Pay”), advisory votes on the frequency of voting on executive compensation (“Say-When-on-Pay”) and advisory votes relating to extraordinary transaction executive compensation (“Say-on-Golden-Parachutes”). In those instances when we believe that it is in our clients’ best interest, we may abstain or vote against executive compensation and/or the frequency of votes on executive compensation and/or extraordinary transaction executive compensation advisory votes.

PART C

OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements(1)

	(a)	Statement of Assets and Liabilities

	(b)	Statement of Operations

	(c)	Statement of Changes in Net Assets

	(d)	Notes to Financial Statements

	(e)	Report of Independent Registered Public Accounting Firm

(2)	Exhibits

	(a)	(i)	Articles of Incorporation(2)

		(ii)	Articles Supplementary for the 7.92% Cumulative Preferred Stock(3)

		(iii)	Articles Supplementary for the 6.00% Series B Cumulative Preferred Stock (6)

		(iv)	Articles of Amendment to the Articles Supplementary Creating and Fixing the Rights of 6.00% Series B Cumulative Preferred Stock (10)

		(v)	Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock (6)

		(vi)	Articles of Amendment to the Articles Supplementary Creating and Fixing the Rights of Series C Auction Rate Preferred Stock(10)

		(vii)	Articles Supplementary for the election of Section 3-804(c) of the Maryland General Corporation Law(10)

		(viii)	Articles of Amendment to the Articles Supplementary Creating and Fixing the Rights of the Series C Auction Rate Preferred Stock (8)

	(b)	Amended and Restated By-Laws of Registrant(11)

	(c)	Not applicable

	(d)	(i)	Specimen Stock Certificate:

		(A)	7.92% Cumulative Preferred Stock (12)

		(B)	6.00% Series B Cumulative Preferred Stock (6)

		(C)	Series C Auction Rate Cumulative Preferred Stock (6)

	(e)	Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan of Registrant(5)

	(f)	Not applicable

1

(g)	Investment Advisory Agreement between Registrant and Gabelli Funds, LLC(5)

(h)	Form of Underwriting Agreement (13)

(i)	Not applicable

(j)	(i)	Custodian Contract between Registrant and State Street Bank and Trust Company(4)

	(ii)	Amendment to Custodian Contract between Registrant and State Street Bank and Trust Company(5)

	(iii)	Custodian Fee Schedule between Registrant and State Street Bank and Trust Company(4)

(k)	(i)	Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare, Inc.(7)

(a) Form of Amendment No. 1 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (9)

(b) Form of Amendment No. 2 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (9)

(c) Form of Amendment No. 3 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (9)

(d) Form of Amendment No. 4 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (9)

(e) Form of Amendment No. 5 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (9)

(f) Form of Amendment No. 6 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (9)

	(ii)	Fee and Service Schedule for Stock Transfer Services between Registrant, Computershare Trust Company, N.A. and Computershare, Inc.(7)

	(iii)	Form of Auction Agency Agreement(6)

	(iv)	Form of Broker-Dealer Agreement(6)

	(v)	Form of DTC Agreement(6)

(l)	(i)	Consent of Paul Hastings LLP(14)

	(ii)	Opinion and Consent of Venable LLP(14)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm(9)

(o)	Not applicable

(p)	Not applicable

(q)	Not Applicable

(r)	Codes of Ethics of the Fund and the Adviser(8)

(s)	Powers of Attorney(14)

2

(1)	Incorporated by reference to the Registrant’s annual report filed March 9, 2016 on Form N-CSR (File No. 811- 8476).
(2)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File Nos. 333-60407 and 811-8476, as filed with the Securities and Exchange Commission on June 20, 1995.
(3)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-60407 and 811-8476, as filed with the Securities and Exchange Commission on May 23, 1997.
(4)	Incorporated by reference from Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File Nos. 33-60407 and 811-8476, as filed with the Securities and Exchange Commission on August 7, 1995.
(5)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-33514 and 811-8476, as filed with the Securities and Exchange Commission on June 2, 2000.
(6)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-102755 and 811-8476, as filed with the Securities and Exchange Commission on March 21, 2003.
(7)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-173800 and 811-8476, as filed with the Securities and Exchange Commission on April 29, 2011.
(8)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-195186 and 811-8476, as filed with the Securities and Exchange Commission on April 10, 2014.
(9)	Filed herewith.
(10)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-172191 and 811-8476, as filed with the Securities and Exchange Commission on February 11, 2011.
(11)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, File. No. 811- 8476, as filed with the Securities and Exchange Commission on November 29, 2010.
(12)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-25487 and 811-8476, as filed with the Securities and Exchange Commission on April 18, 1997.
(13)	To be filed by amendment.
(14)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195186 and 811-8476) as filed with the Securities and Exchange Commission on May 21, 2014.

ITEM 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 53 of the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

3

ITEM 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$51,520
New York Stock Exchange listing fee	$18,100
Rating Agency fees	$96,000
Printing expenses	$467,000
Accounting fees	$94,000
Legal fees	$610,000
Blue Sky fees	$0
Miscellaneous	$190,380
Total	$1,527,000

ITEM 28.	Persons Controlled by or Under Common Control with Registrant

None.

ITEM 29.	Number of Holders of Securities as of February 28, 2016

Title of Class	Number of Record Holders
Common Stock	4,113
6.00% Series B Cumulative Preferred Stock	3
Series C Auction Rate Cumulative Preferred Stock	1

ITEM 30.	Indemnification

Subject to limitations imposed by the 1940 Act, the Registrant’s charter limits the liability of the Registrant’s directors and officers to the Registrant and its shareholders to the fullest extent permitted by Maryland law. Under Maryland law, Maryland corporations may limit their directors’ and officers’ liability for money damages to the corporation and its shareholders except to the extent (i) that it is proved that a director or officer actually received an improper benefit or profit in money, property or services or (ii) that a judgment or other final adjudication adverse to a director or officer is entered in a proceeding based on a finding that such director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Registrant’s Bylaws require the indemnification of, and expenses to be advanced on behalf of, directors and officers, among others, to the fullest extent permitted by Maryland law, subject to the limitations imposed by the 1940 Act. Under Maryland law, a corporation may indemnify a present or former director or officer or any person, who while a director or officer of the corporation, serves or has served another entity as a director, officer, partner or trustee of such entity, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceedings to which they may be made, or threatened to be made, a party by reason of their service in such capacity, unless it is proved that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property, or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify present and past directors and officers who are successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against reasonable expenses (including attorneys’ fees) incurred in connection with such proceeding. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the

4

corporation if it shall ultimately be determined that the standard of conduct was not met. The Registrant’s Bylaws also permit the indemnification and advance of expenses to the Registrant’s employees and agents to the extent approved by the Board of Directors and permitted by Maryland law and the 1940 Act.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (“Securities Act”), may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.	Business and Other Connections of Investment Adviser

The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-26202).

ITEM 32.	Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Investment Adviser at One Corporate Center, Rye, New York 10580-1422, in part at the offices of the Custodian, State Street Bank and Trust Company, 1776 Heritage Drive North Quincy Massachusetts 02171 at the offices of the Fund’s sub-administrator, BNY Mellon Investment Servicing (US) Inc., 760 Moore Road, King of Prussia, Pennsylvania 19406, and in part at the offices of Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.

ITEM 33.	Management Services

Not applicable.

ITEM 34.	Undertakings

1. Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. If the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

5

4. Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; and

(4)	if (i) it determines to conduct one or more offerings of the Fund’s common stock (including rights to purchase its common stock) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net assets value per common share.”

(b)	that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.

Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

6

(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Registrant undertakes:

(a)	that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)	that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

7

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 486(b) under the Securities Act of 1933, as amended, as applied by no action relief granted by the staff of the U.S. Securities and Exchange Commission on April 18, 2014, and has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on the 19th day of April, 2016.

THE GABELLI MULTIMEDIA TRUST INC.

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President

As required by the Securities Act of 1933, as amended, this Form N-2 has been signed below by the following persons in the capacities set forth below on the 19th day of April, 2016.

NAME	TITLE

*
Mario J. Gabelli	Chairman, Director and Chief Investment Officer

/s/ Bruce N. Alpert
Bruce N. Alpert	President

/s/ Agnes Mullady
Agnes Mullady	Treasurer

*
Anthony J. Colavita	Director

*
James P. Conn	Director

*
Frank J. Fahrenkopf, Jr.	Director

*
Christopher J. Marangi	Director

*
Kuni Nakamura	Director

*
Anthony R. Pustorino	Director

*
Werner J. Roeder	Director

*
Salvatore J. Zizza	Director

/s/ Bruce N. Alpert
Bruce N. Alpert	Attorney-in-Fact

*	Pursuant to a Power of Attorney

Exhibit Index

Exhibit	Caption

(k)(i)(a)	Form of Amendment No. 1 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc.

(k)(i)(b)	Form of Amendment No. 2 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc.

(k)(i)(c)	Form of Amendment No. 3 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc.

(k)(i)(d)	Form of Amendment No. 4 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc.

(k)(i)(e)	Form of Amendment No. 5 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc.

(k)(i)(f)	Form of Amendment No. 6 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc.

(n)	Consent of Independent Registered Public Accounting Firm.